PRELIMINARY COPY—SUBJECT TO COMPLETION

NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
(502) 426-4800

SPECIAL MEETING OF LIMITED PARTNERS
PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Limited Partners of NTS Realty Holdings Limited Partnership:

You are cordially invited to attend a special meeting of limited partners of NTS Realty Holdings Limited Partnership, to be held on [_________], 2013 at 10:30 a.m. Eastern Time, at the company’s corporate headquarters located at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222.  The attached proxy statement provides information regarding the matters to be acted on at the special meeting , including at any adjournment or postponement thereof.

At the special meeting, you will be asked to consider and vote upon a proposal to adopt an Agreement and Plan of Merger, dated as of December 27, 2012 (which we refer to as the “merger agreement”), among, NTS Merger Parent, LLC (“Parent”) (an entity formed to effect the merger discussed below), NTS Merger Sub, LLC (“Merger Sub”), an entity formed to effect the merger discussed below and a wholly-owned subsidiary of Parent, NTS Realty Holdings Limited Partnership (“NLP”) and NTS Realty Capital, Inc. (“Managing GP”). The sole members and managers of Parent and the sole managers of Merger Sub are J. D. Nichols, our Chairman, and Brian F. Lavin, our President and Chief Executive Officer. Pursuant to the merger agreement, Merger Sub will merge with and into NLP, with NLP continuing as the surviving limited partnership.  The completion of the merger is conditioned upon, among other things, adoption of the merger agreement by our limited partners.

If the merger is completed, then each NLP limited partnership unit will be converted into the right to receive $7.50 in cash (other than units held by Messrs. Nichols and Lavin or any of their respective affiliates (the “Nichols and Lavin Limited Partners”)).  In the merger, all of the outstanding membership interests of Merger Sub will be automatically cancelled and shall cease to exist.  As a result of the merger, NLP will be a private company that is wholly-owned by the Nichols and Lavin Limited Partners.  A copy of the merger agreement is included as Annex A to the attached proxy statement.

A special committee of the board of directors of our Managing GP, consisting of three independent directors, has unanimously determined that the merger, the merger agreement and the transactions contemplated thereby are:

•	advisable, fair to and in the best interests of, the holders of NLP limited partnership units (other than the Nichols and Lavin Limited Partners), and

•	on terms no less favorable to the unaffiliated holders of NLP limited partnership units than those generally being provided to or available from unrelated third parties,

and has recommended to the full board of directors of our Managing GP (the “Board of Directors”) that the Board of Directors approve the merger agreement and recommend its approval to the limited partners of NLP.  In determining to make its recommendation to the Board of Directors, the special committee considered, among other things, the opinion of Centerboard Securities, LLC, the financial advisor to the special committee, to the effect that, as of the date of its opinion, the cash merger consideration of $7.50 per unit to be received by the holders of NLP limited partnership units (other than the Nichols and Lavin Limited Partners) in the merger is fair, from a financial point of view, to those holders.  The opinion of Centerboard Securities, LLC is subject to the assumptions, limitations and qualifications set forth in the opinion, which is included as Annex B to the attached proxy statement.

The Board of Directors, after considering the unanimous recommendation of the special committee and the factors considered by the special committee, determined that the merger agreement is advisable and fair to, and in the best interests of, the holders of NLP limited partnership units (other than the Nichols and Lavin Limited Partners) and unanimously approved the merger agreement.  Accordingly, the Board of Directors recommends that you vote in favor of the adoption of the merger agreement.  In arriving at their respective recommendations regarding the merger agreement, the Board of Directors and its special committee carefully considered a number of factors which are described in the attached proxy statement.

When you consider the recommendation of the Board of Directors to adopt the merger agreement, you should be aware that Messrs. Nichols and Lavin, whom are two of our Managing GP’s directors (Mr. Lavin is also one of our Managing GP’s executive officers) have interests in the merger that may be different from, or in addition to, the interests of our limited partners generally.

The attached proxy statement provides you with detailed information about the merger agreement and the merger.  We urge you to read the entire document carefully.

The proposal to adopt the merger agreement requires a vote of the holders of NLP limited partnership units that satisfies two criteria:

•	first, the adoption of the merger agreement must be approved by the affirmative vote of a majority of the outstanding NLP limited partnership units; and

•	second, the adoption of the merger agreement must be approved by the affirmative vote of a majority of the outstanding NLP limited partnership units not held by the Nichols and Lavin Limited Partners.

As the Nichols and Lavin Limited Partners have each agreed to vote all limited partnership units held by them (representing approximately 59.2% in aggregate voting power) in favor of adoption of the merger agreement, the first of the criteria will be met.

If you have any questions or need assistance voting your units, please call Rita K. Martin, Managing GP’s Manager of Investor Services, at (502) 426-4800 x 544.

Sincerely, Brian F. Lavin President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, or passed upon the fairness or merits of the merger or the adequacy or accuracy of the attached proxy statement.  Any contrary representation is a criminal offense.

The attached proxy statement is dated [__________], 2013 and is first being mailed to limited partners on or about [__________], 2013.

YOUR VOTE IS IMPORTANT

Regardless of the number of limited partnership units you own, your vote is very important.  Please remember that a failure to vote, or an abstention from voting, will have the same effect as a vote against the proposal to adopt the merger agreement. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail the enclosed proxy or submit your proxy via telephone or the Internet.

NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
(502) 426-4800

NOTICE OF SPECIAL MEETING OF LIMITED PARTNERS
To Be Held On [_____], 2013

To the Limited Partners of NTS Realty Holdings Limited Partnership:

We will hold a special meeting of limited partners of NTS Realty Holdings Limited Partnership on [__________], 2013 at 10:30 a.m. Eastern Time, at the company’s corporate headquarters located at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222.  The purpose of the special meeting is:

1.      To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 27, 2012, by and among NTS Merger Parent, LLC (“Parent”), NTS Merger Sub, LLC (“Merger Sub”), NTS Realty Capital, Inc. (“Managing GP”) and NTS Realty Holdings Limited Partnership (NLP), as it may be amended from time to time, which, among other things, provides for the merger of Merger Sub with and into NLP, with NLP continuing as the surviving limited partnership, and the payment of $7.50 in cash for each NLP limited partnership unit not owned by the Nichols and Lavin Limited Partners.

2.      To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only holders of NLP limited partnership units at the close of business on [________], 2013, the record date established for the special meeting, are entitled to notice of, and to vote at, the special meeting.  A complete list of limited partners entitled to vote at the special meeting will be available for examination at NLP’s corporate headquarters, 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222, after [_______ ], 2013, and at the special meeting.

We have described the material terms of the merger agreement and the merger in the accompanying proxy statement, which you should read in its entirety before voting.  A copy of the merger agreement is attached as Annex A to the proxy statement.

Proposal 1 requires a vote of the holders of NLP limited partnership units that satisfies two criteria:

•	first, proposal 1 must be approved by the affirmative vote of a majority of the outstanding NLP limited partnership units (the “Units”); and

•
second, proposal 1 must be approved by the affirmative vote of a majority of the outstanding Units not held by J. D. Nichols, Brian F. Lavin or any of their respective affiliates (the “Nichols and Lavin Limited Partners”).

As the Nichols and Lavin Limited Partners have agreed to vote all Units held by them (representing approximately 59.2% in aggregate voting power) in favor of proposal 1, the first of the criteria will be met.  A failure to vote, or an abstention from voting, will have the same effect as a vote “against” the adoption of the merger agreement.

Under Delaware law and the Amended and Restated Agreement of Limited Partnership of NLP, holders of Units who do not vote in favor of adoption of the merger agreement do not have the right to exercise appraisal rights or to seek judicial appraisal of the “fair value” of their Units.

Your vote is very important.  Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail the enclosed proxy as soon as possible or submit your proxy via telephone or the Internet to make sure your Units are represented at the meeting.  If you attend the meeting and wish to vote in person, then you may revoke your proxy and vote in person.  If you have instructed a broker to vote your Units, then you must follow directions received from the broker to change or revoke your proxy.

By Order of the Board of Directors, Brian F. Lavin President and Chief Executive Officer

Louisville, Kentucky
[_______], 2013

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Limited Partners to be held on [____________], 2013

This Notice of Special Meeting of Limited Partners and the accompanying Proxy Statement may be viewed, printed and downloaded free of charge from the Internet at www.ntsdevelopment.com.

YOUR VOTE IS IMPORTANT

All limited partners are urged to attend the special meeting in person.  Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail the enclosed proxy as soon as possible or submit your proxy via telephone or the Internet to make sure your Units are represented at the meeting.  If you attend the meeting and wish to vote in person, then you may revoke your proxy and vote in person.  If you have instructed a broker to vote your Units, then you must follow directions received from the broker to change or revoke your proxy.

If you have certificates representing NLP limited partnership units, then please do not send your certificates to NLP at this time.  If the merger agreement is adopted and the merger completed, then you will be sent instructions regarding the surrender of your certificates to receive payment for your NLP limited partnership units.

If you have any questions or need assistance in voting your NLP limited partnership units, then please call Rita K. Martin, Managing GP’s Manager of Investor Services, at (502) 426-4800 x 544.

SUMMARY TERM SHEET

The following summary highlights selected information contained in this proxy statement and may not contain all of the information that may be important in your consideration of the proposed merger.  We encourage you to read this proxy statement and the documents we have incorporated by reference before voting.  We have included section references to direct you to a more complete description of the topics described in this summary.

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Purpose of the Limited Partner Vote.  You are being asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger (which we refer to as the “merger agreement”), dated as of December 27, 2012 and as it may be amended from time to time, among NTS Merger Parent, LLC (which we refer to as “Parent”), NTS Merger Sub, LLC (which we refer to as “Merger Sub”), NTS Realty Capital, Inc. (which we refer to as “Managing GP”) and NTS Realty Holdings Limited Partnership (which we sometimes refer to in this proxy statement as “we” or “NLP”).  See “The Special Meeting” beginning on page 37 and “The Merger Agreement” beginning on page 40.

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The Parties.  NLP currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties.  The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia.  NLP’s limited partnership units are listed on the NYSE MKT platform under the trading symbol of “NLP.”  Parent and Merger Sub were formed by J. D. Nichols and Brian F. Lavin to effect the merger.  We sometimes refer to Mr. Nichols, Mr. Lavin, NTS Realty Partners, LLC, ORIG, LLC, Ocean Ridge Investments, Ltd., BKK Financial, Inc., The J.D. Nichols Irrevocable Trust for My Daughters, The J.D. Nichols Irrevocable Trust for My Grandchildren, Kimberly Ann Nichols, Zelma Nichols and Brickwood, LLC as the “Nichols and Lavin Limited Partners” and sometimes refer to our limited partners other than the Nichols and Lavin Limited Partners as the “public unitholders.”  Mr. Nichols, our Chairman, and Mr. Lavin, our President and Chief Executive Officer, are the sole members and managers of Parent and the sole managers of Merger Sub.  Merger Sub is a wholly-owned subsidiary of Parent.  See “Special Factors — Effects of the Merger” beginning on page 26, “Information Concerning NLP” beginning on page 54 and “Information Concerning the Parent Parties” beginning on page 60.

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The Merger.  Merger Sub will be merged with and into NLP, with NLP continuing as the surviving limited partnership.  Immediately following the merger, NLP, as the surviving limited partnership in the merger (which we refer to as the “Surviving Entity”), will be a private company that is wholly-owned by the Nichols and Lavin Limited Partners.  See “Special Factors — Effects of the Merger” beginning on page 26 and “Special Factors — Structure and Steps of the Merger” beginning on page 33.  The merger agreement is attached as Annex A to this proxy statement.  You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

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The Merger Consideration.  The merger agreement provides that holders of outstanding NLP limited partnership units (the “Units”) (other than holders who are Nichols and Lavin Limited Partners) will receive the merger consideration of $7.50 in cash for each Unit if the merger is completed.  The amount of the merger consideration was the result of negotiations between Messrs. Nichols and Lavin and a special committee (the “Special Committee”), consisting solely of three independent directors, formed by our Managing GP’s Board of Directors (the “Board of Directors”), and their respective financial and legal advisors.  The Special Committee was formed following our receipt of Messrs. Nichols and Lavin’s proposal on August 31, 2012 to acquire all of the Units not beneficially owned by them for $5.25 per Unit in cash.  The Special Committee was deliberate in its process, taking approximately four months to analyze and evaluate Messrs. Nichols and Lavin’s proposal and to negotiate with Messrs. Nichols and Lavin the terms of the proposed merger, ultimately resulting in a 43% increase in the merger consideration over that

•
initially proposed by Messrs. Nichols and Lavin.  See “Special Factors — Background of the Merger” beginning on page 1 and “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger — The Special Committee” beginning on page 11.

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 Effects of the Merger.  If the merger is completed, holders of Units will receive $7.50 per Unit in cash, unless the holder is one of the Nichols and Lavin Limited Partners.  As a result of the merger, NLP’s limited partners, other than the Nichols and Lavin Limited Partners, will no longer have an equity interest in NLP, our Units will no longer be listed on the NYSE MKT, and the registration of our Units under Section 12 of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), will be terminated.  See “Special Factors — Effects of the Merger” beginning on page 26.

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Interests of Certain Persons in the Merger.  In considering the proposed transactions, you should be aware that some of our limited partners, and some of our Managing GP’s directors, officers and employees have interests in the merger that may be different from, or in addition to, your interests as an NLP limited partner generally, including:

•
certain nonemployee members of the Board of Directors have deferred compensation represented by phantom units pursuant to the Managing GP Directors Deferred Compensation Plan (the “Directors Plan”), and immediately prior to the effective time of the merger, such deferred compensation will be issued to such nonemployee member of the Board of Directors as Units and will be converted automatically into and thereafter represent the right to receive the merger consideration;

•	the Nichols and Lavin Limited Partners’ 100% ownership of the Surviving Entity following the merger; and

•	continued indemnification and advancement rights and directors and officers liability insurance to be provided by the Surviving Entity to former directors and officers of our Managing GP.

The Special Committee and Board of Directors were aware of these interests, and considered them, among other matters, prior to providing their respective recommendations with respect to the merger agreement.

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Required Vote; Voting and Support Agreement.  Under Delaware law, adoption of the merger agreement requires the affirmative vote of a majority of the outstanding Units.  Each limited partner of record holding Units on the record date is entitled to one vote on each matter submitted to a vote for each Unit held.  The voting and support agreement described below assures that this approval requirement will be obtained.  See “The Special Meeting — Vote Required; How Units Are Voted” beginning on page 39.

Under the terms of the merger agreement, the merger agreement must also be adopted by the affirmative vote of a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners.  We refer to this approval as the “majority of the minority” vote.

Based on the number of Units expected to be outstanding on the record date, approximately 2,114,711 Units owned by the public unitholders must be voted in favor of the proposal to adopt the merger agreement in order for the proposal to be approved.

Pursuant to a voting and support agreement with NLP, the Nichols and Lavin Limited Partners have agreed to vote all of their Units in favor of the adoption of the merger agreement.  The parties to the voting and support agreement collectively hold Units representing approximately 61.9% of the outstanding Units and approximately 59.2% of the total voting power of outstanding Units.

The Units held by the parties to the voting and support agreement will not be counted in the majority of the minority vote.  See “Special Factors — Voting and Support Agreement” beginning on page 33.

•	Recommendations. The Special Committee has unanimously determined that the merger, the merger agreement and the transactions contemplated thereby are:

•	advisable, fair to and in the best interests of, the public unitholders of NLP, and

•	on terms no less favorable to the public unitholders of NLP than those generally being provided to or available from unrelated third parties,

and recommended to the full Board of Directors that the Board of Directors approve the merger agreement and recommend its approval to the limited partners of NLP.  After considering the unanimous recommendation of the Special Committee and the factors considered by the Special Committee and their financial advisor, the Board of Directors has:

•	determined that the merger agreement is advisable and fair to, and in the best interests of, the public unitholders of NLP;

•	approved the merger agreement;

•	approved the voting and support agreement; and

•	recommended that NLP’s limited partners vote to adopt the merger agreement.

See “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger” beginning on page 11.

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Position of the 13E-3 Filing Persons as to the Fairness of the Merger.  Each of Mr. Nichols, Mr. Lavin, Parent, Merger Sub, Managing GP and NLP believes that the merger is substantively and procedurally fair to the public unitholders of NLP.  See “Special Factors — Position of the 13E-3 Filing Persons as to the Fairness of the Merger” beginning on page 23.

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Purpose of and Reasons of the 13E-3 Filing Persons for the Merger.  Mr. Nichols, Mr. Lavin, Parent, Merger Sub, Managing GP and NLP decided to pursue the merger because they believe that NLP can be operated more effectively as a privately-owned company, and that the merger will allow the public unitholders to receive a significantly attractive value for their Units.  See “Special Factors — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger” beginning on page 25.

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Opinion of Financial Advisor.  The Special Committee received an opinion from Centerboard Securities, LLC (“Centerboard Securities”) to the effect that, as of the date of its opinion, the merger consideration of $7.50 per Unit to be received by the unitholders of NLP (other than the Nichols and Lavin Limited Partners) pursuant to the merger agreement is fair, from a financial point of view, to such holders.  This opinion is subject to the assumptions, limitations and qualifications set forth in the opinion, which is attached as Annex B to this proxy statement.  See “Special Factors — Opinion of Financial Advisor to the Special Committee” beginning on page 17.

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Financing of the Merger.  Completion of the merger is conditioned upon the receipt by Parent and Merger Sub of sufficient funds from a third party lender which has issued a commitment to fund the aggregate merger consideration and to pay certain transaction costs and expenses.  See “Special Factors — Financing of the Merger” beginning on page 34.

•	Conditions to Completion of the Merger. We will complete the merger only if the conditions set forth in the merger agreement are satisfied or waived. These conditions include, among others:

•	the adoption of the merger agreement by the affirmative votes described in “Required Vote; Voting and Support Agreement” above;

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the absence of any order or other action issued or taken by a court of competent jurisdiction or United States federal or state governmental entity enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement;

•	the receipt by Parent and Merger Sub of sufficient funds from a third party lender to pay the aggregate merger consideration and certain transaction costs.

At any time before the merger, to the extent legally allowed, NLP, Managing GP, Parent or Merger Sub may waive compliance with any of the conditions contained in the merger agreement without the approval of their respective limited partners or members, except that the majority of the minority voting condition cannot be waived by any party.  As of the date of this proxy statement, neither NLP nor any of Managing GP, Parent or Merger Sub expects that any condition will be waived.  See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 51.

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No Solicitations.  The merger agreement generally restricts the ability of NLP and Managing GP to, among other things, solicit or engage in discussions or negotiations with a third party regarding specified transactions involving NLP and the Board of Directors’ or the Special Committee’s ability to change or withdraw its recommendation of the  merger agreement. Notwithstanding these restrictions, under circumstances specified in the merger agreement, NLP may respond to an unsolicited “alternative proposal” as the term is defined in the section entitled “The Merger Agreement — Other Covenants and Agreements — No Solicitation,” so long as it complies with the terms of  the merger agreement.  The Board of Directors or Special Committee may also withdraw its recommendation of the merger agreement in response to a “superior proposal” or “intervening event”, as those terms are defined in the section entitled “The Merger Agreement — Other Covenants and Agreements — No Solicitation,” if it determines in good faith, after consultation with its respective outside counsel and financial advisors, that doing so would be in the best interests of the public unitholders of NLP.  See “The Merger Agreement — Other Covenants and Agreements — No Solicitation,” beginning on page 46.

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Termination of the Merger Agreement.  The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after NLP’s limited partners adopt the merger agreement by the required votes:

•	by mutual written consent of NLP and Managing GP (acting through the Special Committee and collectively, the “Partnership Parties”) and Parent and Merger Sub (collectively, the “Parent Parties”);

•	by either the Parent Parties or the Partnership Parties, if the merger is not consummated by September 30, 2013; and

•	by either the Parent Parties or the Partnership Parties upon the occurrence of certain events specified in the merger agreement.

See “The Merger Agreement — Termination” beginning on page 53.

•	Appraisal Rights. Under Delaware law and the Amended and Restated Agreement of Limited Partnership of NLP (the “Partnership Agreement”), unitholders of NLP who do not vote in favor of adoption of the merger agreement do not have appraisal rights or the right to seek judicial appraisal of the “fair value” of Units.

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Tax Consequences.  In general, your receipt of cash pursuant to the merger agreement will be a taxable transaction to you.  Tax matters are complicated.  The tax consequences of the merger to you will depend upon your own personal circumstances.  You should consult your tax advisors for a full understanding of the U.S.  federal, state, local, foreign and other tax consequences of the merger to you.  See “Special Factors — Material United States Federal Income Tax Consequences” beginning on page 29.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Where and When Is the Special Meeting?

A:
We will hold a special meeting of limited partners of NLP on [_______], 2013 at 10:30,  A.M., Eastern Time, at NLP’s corporate headquarters located at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222.

Q:	What am I Being Asked to Vote On?

A:
You are being asked to vote to adopt the merger agreement, pursuant to which an entity created by Messrs. Nichols and Lavin will be merged into NLP and each outstanding Unit not held by the Nichols and Lavin Limited Partners will be converted into $7.50 in cash.  After the merger, NLP will be a privately-owned company, owned by the Nichols and Lavin Limited Partners.

Q:	Does NLP’s Managing GP’s Board of Directors Recommend Adoption of the Merger Agreement?

A:	Yes. The Board of Directors recommends that NLP limited partners vote to adopt the merger agreement.

The Board of Directors formed the Special Committee to review and evaluate the acquisition proposal from Messrs. Nichols and Lavin.  The Special Committee unanimously determined that the merger, the merger agreement and the transactions contemplated thereby are:

•	advisable, fair to and in the best interests of, the public unitholders of NLP, and

•	on terms no less favorable to the public unitholders of NLP than those generally being provided to or available from unaffiliated third parties,

and recommended to the full Board of Directors that it approve the merger agreement and recommend its approval to the limited partners of NLP.  After considering the unanimous recommendation of the Special Committee and the factors considered by the Special Committee, including the opinion of the financial advisor to the Special Committee, the Board of Directors has:

•	determined that the merger agreement is advisable and fair to, and in the best interests of, the public unitholders of NLP;

•	approved the merger agreement;

•	approved the voting and support agreement; and

•	recommended that NLP’s limited partners vote to adopt the merger agreement.

Q:	What Vote of our Unitholders is Required to Adopt the Merger Agreement and Approve the Merger?

A:
Under Delaware law, adoption of the merger agreement requires the affirmative vote of a majority of the outstanding Units.  Pursuant to a voting and support agreement with NLP, the Nichols and Lavin Limited Partners have agreed to vote all of their Units in favor of the adoption of the merger agreement.  The parties to the voting and support agreement collectively hold Units representing approximately 61.9% of the outstanding Units and approximately 59.2% of the total voting power of outstanding Units.

In addition, under the terms of the merger agreement, the merger agreement must also be adopted by the affirmative vote of a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners. The Units held by the Nichols and Lavin Limited Partners will not be counted in the majority of the minority vote.

See “The Special Meeting — Vote Required; How Units Are Voted” beginning on page 39.

Q:	What is the Record Date for the Special Meeting?

A:
The record date for the special meeting is [______], 2013.  Only unitholders of NLP at the close of business on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Q:	What Constitutes a Quorum for the Special Meeting?

A:	The presence, in person or by proxy, of limited partners entitled to cast a majority of the votes entitled to be cast by the limited partners will constitute a quorum for the special meeting.

Q:	What Do I Need to Do Now?

A:
After carefully reading and considering the information contained in this proxy statement, please submit your proxy by completing, signing and mailing your proxy card or by submitting a proxy via telephone or the Internet as soon as possible so that your Units can be represented at the special meeting.  Your vote is important.  Whether or not you plan to attend the special meeting, you should sign and mail your proxy card or submit your proxy via telephone or the Internet as promptly as possible.  Remember, if you fail to vote your Units, that will have the same effect as a vote “against” the adoption of the merger agreement.

Q:	Should I Send in My Unit Certificates Now?

A:	No. If the merger is completed, you will receive written instructions for exchanging your NLP limited partnership Unit certificates for cash.

Q:	If My Units are Held in “Street Name” by My Broker, Will My Broker Vote My Units for Me?

A:
Your broker will vote your Units for you only if you provide your broker with your specific voting instructions.  You should follow the directions provided by your broker to vote your units, including for telephone and Internet voting instructions.  Without your instructions your Units will not be voted, which will have the same effect as a vote “against” the adoption of the merger agreement.  Please make certain to return your proxy or voting instruction card for each separate account you maintain to ensure that all of your Units are voted.

Q:	May I Change My Vote After I Have Mailed My Signed Proxy Card?

A:
Yes.  You may change your vote by delivering a written notice stating that you would like to revoke your proxy to the Chief Financial Officer of NLP, Gregory A. Wells, or by executing and submitting by mail, telephone or the Internet a new, later dated proxy in each case before the meeting.  If your Units are held in street name, you must contact your broker or bank and follow the directions provided to change your voting instructions.

You also may revoke your proxy by attending the special meeting and voting your Units in person. If your Units are held in “street name” (that is, they are held in the name of a broker, bank or other nominee), you must obtain a proxy from such broker, bank or other nominee and bring it to the meeting.

Q:	When Do You Expect the Merger to be Completed?

A:  We are working to complete the merger as quickly as possible after the special meeting if the merger agreement is adopted by limited partners at the special meeting.  We hope to complete the merger by June 30, 2013, although there can be no assurance that we will be able to do so.

Q:	What Happens if I Sell my Units Before the Special Meeting?

A:
The record date for the special meeting is earlier than the expected date of the merger.  If you transfer your Units after the record date but before the special meeting, you will, unless other arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your Units.

Q:	What Happens if the Merger is Not Consummated?

A:
If the merger agreement is not adopted by our limited partners or if the merger is not consummated for any other reason, you will not receive any payment for your Units in connection with the merger.  Instead, we will remain an independent public company and our Units will continue to be listed and traded on the NYSE MKT.  In addition, if the merger is not consummated, we expect that management will operate our business in a manner similar to the manner in which it currently is being operated and that our limited partners will continue to be subject to the same risks and opportunities as they currently are.

Q:	Why is My Vote Important?

A:
Among other required votes, the merger agreement requires the affirmative vote of a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners. Because this vote is based upon a majority of the outstanding Units held by the public unitholders of NLP, your failure to vote or your abstention from voting will have the same effect as a vote “against” the approval of the merger agreement and the merger.

Q:	Who Can Help Answer My Questions?

A:
If you have any questions about the merger, need additional copies of this proxy statement, or require assistance in voting your Units, you should contact Rita K. Martin, Managing GP’s Manager of Investor Services, as follows:

Rita K. Martin
NTS Investor Services
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
(502) 426-4800 x 544

Who to Call for Assistance	39
Voting at the Special Meeting	39
Vote Required; How Units are Voted	39
Proxy Solicitation	40
Adjournment	40

THE MERGER AGREEMENT	40
Structure of the Merger	41
When the Merger Becomes Effective	41
Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub	41
Payment for Units in the Merger	41
Representations and Warranties	42
Agreements Related to the Conduct of Business	44
Other Covenants and Agreements	45
Termination	53
Effect of Termination; Remedies	54
Specific Performance	54
Amendments and Waivers	54
Recommendation	54

INFORMATION CONCERNING NLP	54

DIRECTORS AND EXECUTIVE OFFICERS OF NLP'S MANAGING GP	55

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	58

UNIT MARKET PRICE AND DISTRIBUTION INFORMATION	59

INFORMATION CONCERNING THE PARENT PARTIES	60

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	60

CERTAIN PURCHASES AND SALES OF UNITS	62

ADDITIONAL INFORMATION	62

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SPECIAL FACTORS

Background of the Merger

In 2004, NLP became a publicly traded limited partnership in connection with the merger of NTS-Properties III,  NTS-Properties IV, NTS-Properties V, a Maryland limited partnership,  NTS-Properties VI, a Maryland limited partnership, and NTS-Properties VII, Ltd. (collectively, the “Partnerships”) with and into NLP as part of a court approved settlement of class action litigation involving each of the Partnerships.

When NLP listed its Units on the American Stock Exchange, the general partners of the Partnerships believed that the merger would create an asset base and capital structure that would enable greater access to capital markets and possibly reduce interest rates on a combined portfolio refinancing.  NLP believed that this greater access to capital would provide it with more financial stability and possibly with funding for future property acquisitions.

These benefits did not materialize to the extent that the general partners had hoped.  Since becoming a publicly traded entity, NLP has been constrained by its small size relative to other publicly traded entities.  Because of the small size of NLP’s public float, little analysis is available that might attract additional investors.  NLP’s size has also resulted in a smaller, less diversified portfolio of properties because NLP has not had access to sufficient capital to purchase a more diverse group of properties.

In an attempt to grow and diversify NLP’s portfolio of properties, our Managing GP’s management looked at several unaffiliated real estate entities as potential merger targets.  On July 18 and 19 of 2012, Managing GP’s management met in California with management of two real estate entities to discuss potential mergers.  As a result of those discussions, Managing GP’s management concluded that a merger could not be accomplished because the potential targets’ management teams demanded unrealistic valuations and took the position that they would be the acquiring entity rather than the target in a potential merger.

During 2012, Managing GP’s management also spoke to four investment banking firms to determine the possibility of raising additional equity capital that NLP could use to grow its business and diversify its property portfolio.  All of the financial advisors that management consulted indicated that additional equity capital would either not be readily available or would significantly dilute the equity investments of NLP’s existing unitholders.  The financial advisors suggested that debt financing might be available, but management did not consider a major refinancing to be a viable solution because a major refinancing would likely result in NLP’s incurrence of approximately $70 million in prepayment penalties and defeasance fees under NLP’s existing debt documents.

Additionally, Managing GP’s management team reviewed the costs of being a publicly traded entity and estimated that such costs, including accounting and legal fees and the costs of retaining additional personnel, amounted to approximately $1,500,000 to $2,000,000 per year.  Management concluded that such costs were not justified because NLP’s small size prevented it from realizing the benefits of being a public entity, such as greater access to additional capital.

On August 31, 2012, the Board of Directors received a proposal from Messrs. Nichols and Lavin to acquire all of our Units that they do not already own for $5.25 per Unit in a negotiated merger transaction (the “August 31 Proposal”).  The August 31 Proposal also stated that Messrs. Nichols and Lavin expected to finance the transaction through borrowings using the Units that they currently own or acquire in the transaction as collateral and that after the transaction both Mr. Nichols and Mr. Lavin intended to continue in their current roles at Managing GP.  In the August 31 Proposal, Messrs. Nichols and Lavin indicated that they were interested only in pursuing the proposed going-private transaction and that they were not interested in selling their stake in NLP or considering any other strategic transaction involving NLP.  The August 31 Proposal also stated that Messrs. Nichols and Lavin expected that the Board of Directors would form a special committee of independent directors to respond to the August 31 Proposal on behalf of the holders of NLP’s publicly traded Units, and that the special committee would retain its own legal and financial advisors.

Later in the day on August 31, 2012, we issued a press release announcing that our Managing GP had received the August 31 Proposal and that the Board of Directors intended to appoint a special committee of independent directors to consider the August 31 Proposal.

On September 12, 2012, the Board of Directors established the Special Committee to consider and act with respect to the August 31 Proposal.  With the assistance of Shefsky & Froelich Ltd. (“Shefsky & Froelich”), outside counsel to NLP and Managing GP, the Board of Directors considered the independence of Mark D. Anderson, John P. Daly, and John S. Lenihan with respect to service on the Special Committee.  The Board of Directors determined that there were no relationships with NLP, Managing GP or Messrs. Nichols and Lavin that would interfere with the independence of Messrs. Anderson, Daly or Lenihan in connection with considering the August 31 Proposal and designated them as the members of the Special Committee.

The Board of Directors then authorized the Special Committee to exercise certain power and authority of the full Board of Directors with respect to the consideration and negotiation on behalf of NLP of the August 31 Proposal, any revised proposal or merger or other potential alternative third party transaction, including the exclusive authority to:

•
establish, approve and direct the process and procedures related to the review and evaluation of the August 31 Proposal or any potential alternative third party transaction, including the authority to determine not to proceed with any such procedures, review or evaluation;

•	review, consider, evaluate and negotiate the terms and conditions of the August 31 Proposal or any potential alternative third party transaction;

•
consider on behalf of the Board of Directors, Managing GP, and NLP whether the August 31 Proposal, any revised or any potential alternative third party transaction was advisable, fair to, and in the best interests of, NLP and the public unitholders of NLP, and whether the August 31 Proposal, any revised or any potential alternative third party transaction was on terms no less favorable to NLP than those generally being provided to or available from unrelated third parties;

•
recommend to the Board of Directors and the public unitholders of NLP what action, if any, should be taken with respect to the August 31 Proposal or any potential alternative third party transaction; and

•
take any and all actions and do or cause to be done any or all things of the Board of Directors that the Special Committee determined necessary or advisable for the Special Committee to discharge its duties.

The Board of Directors also resolved at the September 12, 2012, meeting that it would not recommend or approve the August 31 Proposal or any other merger, acquisition or similar proposal involving NLP, Messrs. Nichols and Lavin or any of their affiliates unless such transaction was recommended to the Board of Directors by the Special Committee. In addition, the Board of Directors authorized the Special Committee to retain the services of its own legal and financial advisors at NLP’s expense.

On September 13, 2012, we filed a Form 8-K with the Securities and Exchange Commission announcing that the Board of Directors had appointed the Special Committee to consider the August 31 Proposal.

Also on September 13, 2012, after members of the Special Committee interviewed two potential legal advisors, the Special Committee met formally for the first time and retained Stites & Harbison PLLC (“Stites & Harbison”) as its legal advisor.  Following such retention, the Special Committee and representatives of Stites & Harbison met to discuss (a) the delegation of authority and responsibility to the Special Committee from the Board of Directors, (b) the function of the Special Committee and the duties and responsibilities of its members under the Partnership Agreement and Delaware law, and (c) the appropriate process to be followed by the Special Committee in connection with its consideration and review of the August 31 Proposal and any potential alternative third party transaction.  Following this discussion and with the assistance of Stites & Harbison, the Special Committee considered the independence of each member of the Special Committee with respect to the August 31 Proposal, and confirmed that none of the members of the Special Committee had any material interest in the August 31 Proposal that may be different from the interests of the public unitholders generally.  At this meeting, the Special Committee and Stites & Harbison also discussed the process for selecting a financial advisor.

On September 19, 2012, the Special Committee met and appointed Mark D. Anderson to serve as the chairman of the Special Committee.

Between September 20, 2012, and October 18, 2012, the Special Committee engaged in the process of selecting a financial advisor.  During this time, the Special Committee had preliminary discussions with twelve potential financial advisors and formally interviewed five potential financial advisors.

On October 18, 2012, the Special Committee unanimously selected Centerboard Securities as its independent financial advisor and authorized Mr. Anderson and Stites & Harbison to negotiate, finalize and execute an engagement letter with Centerboard Securities.  The Special Committee selected Centerboard Securities as its independent financial advisor based on a number of factors, including:

•
the experience and expertise of Centerboard Securities and the specific members of the Centerboard Securities team in the real estate industry generally, and multi-family residential and commercial real estate properties in particular;

•	the specific members of the Centerboard Securities team’s experience in advising special committees;

•	the fact that Centerboard Securities had no prior relationship or dealings with NLP, Managing GP, or Messrs. Nichols and Lavin and their affiliates; and

•
after considering Centerboard Securities’ initial presentation to the Special Committee and the presentations of certain other proposed financial advisors, that Centerboard Securities was best suited to advise the Special Committee in its consideration and evaluation of the August 31 Proposal and any potential alternative third party transaction.

Following the retention of Centerboard Securities and Stites & Harbison, the Special Committee held regular meetings, in person and telephonically with its advisors in the course of responding to the August 31 Proposal.

During the following week, Mr. Anderson and Stites & Harbison engaged in negotiations with representatives of Centerboard Securities regarding the terms of the engagement with Centerboard Securities.  On October 24, 2012, the Special Committee met with representatives of Centerboard Securities and Stites & Harbison to discuss the current status of NLP and begin gathering non-public information for Centerboard Securities’ preliminary financial analysis of the August 31 Proposal.  During this meeting, the members of the Special Committee and Centerboard Securities:

•
discussed the history of NLP, the financing sources that Messrs. Nichols and Lavin would be likely to use to fund a potential transaction, the possible factors that could have led to the August 31 Proposal, and the potential drivers of value for NLP;

•	conducted an overview of the properties, assets and operations of NLP; and

•
discussed potential alternatives to the August 31 Proposal, including the feasibility of a transaction in which NLP as a whole would be acquired by an unaffiliated third party and the option of maintaining the status quo with NLP remaining publicly traded.  Centerboard Securities and Stites & Harbison then recommended to the Special Committee that the next steps to be taken would be for Centerboard Securities and Stites & Harbison to deliver to the management team of Managing GP a list of the relevant information that Centerboard Securities would need to review in performing its financial analysis of the August 31 Proposal and for Centerboard Securities to immediately commence its financial analysis of NLP and the August 31 Proposal.

On October 26, 2012, the Special Committee and its legal advisors concluded negotiations with Centerboard Securities regarding the terms of Centerboard Securities’ engagement, and the Special Committee and Centerboard Securities executed Centerboard Securities’ engagement letter to retain Centerboard Securities as the financial advisor to the Special Committee.

On November 1, 2012, the Special Committee caused NLP to issue a press release announcing that the Special Committee had retained Centerboard Securities as its financial advisor and Stites & Harbison as its legal counsel in connection with its review of the August 31 Proposal and any potential alternative third party transaction.

Following the Special Committee meeting held on October 24, 2012, Centerboard Securities proceeded with a due diligence review of NLP for purposes of conducting a financial analysis of the August 31 Proposal. In developing this analysis, the management team of Managing GP provided Centerboard Securities with the information requested by Centerboard Securities and Stites & Harbison relating to NLP.  In addition, on November 6, 2012, representatives of Centerboard Securities had a due diligence meeting with Mr. Lavin and Mr. Gregory A. Wells, the executive vice president and chief financial officer of Managing GP, in Louisville, Kentucky, to conduct a property by property review of NLP’s assets, including site visits to each of NLP’s Louisville properties, and to discuss other questions and issues arising from Centerboard Securities’ review of NLP.

Later in the day on November 6, 2012, Centerboard Securities met with Mr. Lavin in Louisville, Kentucky, to discuss the August 31 Proposal.  During this meeting, Centerboard Securities discussed with Mr. Lavin the reasons for the August 31 Proposal, Messrs. Nichols’ and Lavin’s expected sources of financing and the potential timetable for a response by the Special Committee.

On November 8 and November 14, 2012, the Special Committee met with Centerboard Securities and Stites & Harbison.  At these meetings, the Special Committee and representatives of Centerboard Securities discussed Centerboard Securities’ financial due diligence of NLP.  At the November 14, 2012 meeting, Centerboard Securities also made a presentation to the Special Committee regarding their preliminary analysis of historical and projected financial and operating information and their preliminary views on valuation.  The presentation included a discussion of the historical occupancy rates, rent growth, revenues, operating income, and repair and maintenance expenditures at NLP’s properties, an analysis of the blended capitalization rates on NLP’s properties as a whole that were implied by various assumed valuations of NLP, and an analysis of implied valuations of NLP resulting from various assumed capitalization rates on NLP’s multifamily and commercial property portfolios.  Following this presentation, the members of the Special Committee discussed their process in evaluating the August 31 Proposal to date and deliberated on their duties to NLP’s public unitholders.  As a result of these discussions, the Special Committee, in consultation with its advisors, determined that the price of $5.25 per Unit offered in the August 31 Proposal was inadequate and rejected the August 31 Proposal.  The Special Committee directed Centerboard Securities to communicate its position orally to Mr. Lavin, which the Special Committee confirmed by letter dated November 16, 2012.  Also at this meeting, the Special Committee authorized Centerboard Securities to approach unaffiliated third parties to explore potential alternative transactions.

On November 15, 2012, representatives of Centerboard Securities met with Mr. Lavin to inform him that the Special Committee had rejected the August 31 Proposal.  During this meeting, Centerboard Securities, on behalf of the Special Committee, indicated to Mr. Lavin that:

•	the Special Committee was willing to continue discussions with Messrs. Nichols and Lavin at a significantly higher price; and

•	the Special Committee would require that any transaction with Messrs. Nichols and Lavin

•	be conditioned on the approval of a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners, which we refer to as the “majority of the minority” condition; and

•
contain broad termination rights for the Special Committee that were not accompanied by a termination fee in favor of Messrs. Nichols and Lavin, in the event a viable alternative transaction was presented or an intervening event occurred.  In addition, Centerboard Securities informed Mr. Lavin that the Special Committee would not enter into a transaction with Messrs. Nichols and Lavin until they had delivered an executed financing commitment letter that was acceptable to the Special Committee.

On November 16, 2012, Mr. Anderson delivered a letter to Messrs. Nichols and Lavin confirming that the Special Committee could not support a transaction at a price of $5.25 per Unit but that the Special Committee remained open to further discussions if Messrs. Nichols and Lavin desired to increase their bid significantly.

In order to explore potential alternative transactions, during the period between November 16, 2012, and November 27, 2012, Centerboard Securities initiated conversations with four unaffiliated third parties, each of whom is a sophisticated real estate investor, to explore whether they would be interested in considering a potential transaction involving NLP.  None of these parties expressed any interest in considering a potential transaction with NLP, citing the majority ownership position of Messrs. Nichols and Lavin and their stated unwillingness to consider any strategic transaction other than their going private proposal.

During the period between November 15, 2012 and November 20, 2012, Messrs. Nichols and Lavin exchanged several telephone calls to discuss the Special Committee’s rejection of the August 31 Proposal.  Messrs. Nichols and Lavin discussed amending their proposal to increase the price per Unit, as well as the amount of the potential price increase and their anticipated ability to obtain financing to support a higher per Unit price.  To a lesser extent, Messrs. Nichols and Lavin also considered delaying or withdrawing their offer to acquire all of our Units that they did not already own.  Messrs. Nichols and Lavin decided on November 20, 2012 to increase the price contained in the August 31 Proposal to $7.30 per Unit and instructed their attorney at Fore, Miller & Schwartz to prepare and submit a letter to the Special Committee outlining their revised proposal.

On November 20, 2012, the Special Committee received a letter from Messrs. Nichols and Lavin amending the August 31 Proposal.  Under the revised terms proposed by Messrs. Nichols and Lavin, holders of NLP’s Units (other than the Units owned by Messrs. Nichols and Lavin and their affiliates) would receive $7.30 in cash per Unit, increased from $5.25 in cash under the August 31 Proposal (we refer to the revised proposal as the “November 20 Revised Proposal”).  Later in the day on November 20, 2012, we issued a press release announcing that the Special Committee had received the November 20 Revised Proposal.

On November 26, 2012, Mr. Nichols received via e-mail to Mr. Nichols’ assistant, an unsolicited letter from legal counsel to two unaffiliated third parties (whom we refer to as “Messrs. A and B”), stating among other things that Messrs. A and B were interested in discussing with Mr. Nichols the potential acquisition of certain key assets of NLP representing approximately 30% of the aggregate value of NLP’s properties (the “November 26 Letter Properties”), or a possible proposal for NLP as a whole (the “November 26 Letter”).  The November 26 Letter was also sent to Mr. Nichols via Federal Express, which was received by NLP on November 29, 2012.

On November 27, 2012, the Special Committee met telephonically with Centerboard Securities and Stites & Harbison to discuss the November 20 Revised Proposal.  At this meeting, representatives of Centerboard Securities made a presentation to the Special Committee updating their prior analysis.  Centerboard Securities also informed the Special Committee that the unaffiliated third parties with whom Centerboard Securities had spoken had not indicated any interest in pursuing a transaction involving NLP, citing primarily the controlling position of Messrs. Nichols and Lavin in the Units, their ability to veto an alternative transaction, and the resulting substantial uncertainty that an alternative transaction could be consummated.  Following this presentation, the members of the Special Committee noted that the $7.30 per Unit purchase price set forth in the November 20 Revised Proposal represented a significant increase to the $5.25 per Unit priced offered in the August 31 Proposal and, based on Centerboard Securities’ initial analysis, were of the view that the $7.30 per Unit price offered in the November 20 Revised Offer represented a price that was within the range of valuations at which a transaction would be fair to NLP and the public unitholders and which represented a price indicative of the price at which NLP as a whole could potentially be sold to an unrelated third party.  However, the Special Committee unanimously determined that it would be in the best interest of the public unitholders to negotiate, if possible, a further increase to the purchase price offered in the November 20 Revised Proposal, and engaged in a discussion with Centerboard Securities and Stites & Harbison regarding the negotiation strategy that the Special Committee should employ with Messrs. Nichols and Lavin in response to the November 20 Revised Proposal.  Following these deliberations, the Special Committee decided to make a counter proposal that the per Unit merger consideration proposed in the November 20

Revised Proposal be further increased to $7.50 per Unit and directed Centerboard Securities to negotiate this increase in the per Unit purchase price with Messrs. Nichols and Lavin.

On November 29, 2012, Centerboard Securities had a telephone conference with Mr. Lavin to discuss the November 20 Revised Proposal.  During this call, Centerboard Securities informed Mr. Lavin that the Special Committee would move forward with a transaction only if Messrs. Nichols and Lavin (a) further increased their purchase price to $7.50 per Unit, (b) agreed to the Special Committee’s “majority of the minority” condition and allowed for broad termination rights without any termination fee, and (c) provided a suitable financing commitment letter with limited contingencies (the “November 29 Proposal”).  Mr. Lavin responded that, subject to confirmation with Mr. Nichols, he and Mr. Nichols would agree to the Special Committee’s requests and that they would be able to deliver an executed commitment letter to the Special Committee in the following days.  During this conversation, Mr. Lavin and Centerboard Securities also agreed that Stites & Harbison, counsel to the Special Committee, would prepare the initial draft of the merger agreement for the transaction contemplated by the November 29 Proposal.

On December 1, 2012, the Special Committee met with Centerboard Securities and Stites & Harbison.  At this meeting, Centerboard Securities reported to the Special Committee that Messrs. Nichols and Lavin had agreed to increase the price per Unit in the November 20 Revised Offer to $7.50 per Unit and that the definitive agreement would include a majority of the minority condition and broad termination rights for the Special Committee.  Following this update, the Special Committee authorized Stites & Harbison to draft a merger agreement for the transaction, but decided not to send a draft merger agreement to Messrs. Nichols and Lavin until they had provided a copy of their financing commitment letter to the Special Committee.

On December 4, 2012, Mr. Nichols received via e-mail to Mr. Nichols’ assistant and subsequently by Federal Express, a second letter from counsel to Messrs. A and B, following up on the November 26 Letter and stating that while they understood that Mr. Nichols had been travelling, Messrs. A and B would like to schedule a meeting to discuss the November 26 Letter no later than December 7, 2012 (the “December 4 Letter” and together with the November 26 Letter, the “Third Party Letters”).

On December 5, 2012, representatives of Stites & Harbison and Centerboard Securities received copies of the Third Party Letters from Shefsky & Froelich.  Following receipt of the Third Party Letters, Stites & Harbison and Centerboard Securities contacted Mr. Anderson to brief him on the contents of the Third Party Letters and circulated copies of the Letters to the remaining members of the Special Committee.  At the instruction of Mr. Anderson, Stites & Harbison and Centerboard Securities then met telephonically with Shefsky & Froelich on December 6, 2012, and December 7, 2012, to discuss the appropriate manner of responding to the Third Party Letters.  Following these discussions, Stites & Harbison, Centerboard Securities and Shefsky & Froelich concurred that because the Third Party Letters represented the potential for an alternative transaction, the response to the Third Party Letters and any discussions or negotiations with Messrs. A and B regarding their potential interest in a transaction involving NLP should be handled by the Special Committee and its advisors under the authority granted to the Special Committee by the Board of Directors.

Following additional discussions among Mr. Anderson, Centerboard Securities and Stites & Harbison, and at the direction of Mr. Anderson, Centerboard Securities contacted Mr. B and his legal counsel on the afternoon of December 7, 2012.  During this conversation, Centerboard Securities and Mr. B briefly discussed the Third Party Letters and Messrs. A’s and B’s interest in a transaction involving NLP or a portion of its properties, and agreed to schedule a meeting for Centerboard Securities and Messrs. A and B to discuss the matter further.

On December 10, 2012, the Special Committee met telephonically.  At this meeting, Centerboard Securities and Stites & Harbison updated the Special Committee on the contents of the Third Party Letters, and the subsequent discussions with both Shefsky & Froelich and Messrs. A and B.  Following these updates, the Special Committee, Centerboard Securities and Stites & Harbison discussed the duties and responsibilities of the Special Committee with respect its consideration of a potential alternative transaction with Messrs. A and B, including the fact that while the Special Committee’s authorizing resolutions explicitly granted the Special Committee the authority to consider any potential alternative transaction to the November 20 Revised Proposal, Messrs. Nichols and Lavin had continued to indicate that they were interested only in pursuing the November 20 Revised Proposal and that they were not interested in selling their stake in NLP or considering any other strategic transaction involving NLP.  The Special Committee, Stites & Harbison and Centerboard Securities then considered the best strategies for negotiating with Messrs. A and B in light of the reality that a potential transaction with them might be subject to a veto right of Messrs. Nichols and Lavin due to the fact that Messrs. Nichols and Lavin own a majority of the outstanding Units.  Following these deliberations, the Special Committee concluded that the interest of Messrs. A and B in a potential transaction involving NLP or a portion of its properties should be vigorously pursued as part of the Special Committee’s mandate to consider both the November 20 Revised Proposal and potential alternative transactions.  It was agreed that representatives of Centerboard Securities should meet with Messrs. A and B at the earliest possible opportunity.

On December 12, 2012, Messrs. Nichols and Lavin delivered to Centerboard Securities a fully executed financing commitment letter between Messrs. Nichols and Lavin and Quince Associates, Limited Partnership (“Quince Associates”) pursuant to which Quince Associates approved an acquisition loan of up to $32,100,000 to Messrs. Nichols and Lavin (the “Commitment Letter”).

On December 17, 2012, representatives of Centerboard Securities met with Messrs. A and B in Florida, to discuss their interest in a potential transaction involving NLP or a portion of its properties (the “Third Party Meeting”).  During this meeting, Messrs. A and B (a) informed Centerboard Securities that they were aware of the November 20 Revised Proposal, (b) reiterated and discussed with Centerboard Securities their interest in purchasing the November 26 Letter Properties, and (c) indicated general interest in the possibility of acquiring all of NLP.

On December 18, 2012, the Special Committee met with Centerboard Securities and Stites & Harbison to discuss the developments concerning each of Messrs. Nichols and Lavin and Messrs. A and B.  After Centerboard Securities updated the Special Committee on the Third Party Meeting, the Special Committee authorized Centerboard Securities to contact Messrs. Nichols and Lavin to discuss the interest of Messrs. Nichols and Lavin in either (a) an outright sale of the November 26 Letter Properties or (b) a three-way transaction where the November 26 Letter Properties would be sold to Messrs. A and B with the remainder of NLP being sold to Messrs. Nichols and Lavin.  The Special Committee then reviewed the Commitment Letter and the material terms of the draft merger agreement for a transaction with Messrs. Nichols and Lavin that Stites & Harbison had prepared.

On December 19, 2012, Centerboard Securities contacted Messrs. Nichols and Lavin and explored their interest in considering such alternative transactions.  Messrs. Nichols and Lavin:

•	reiterated to Centerboard Securities that they were not interested in selling the November 26 Letter Properties;

•	informed Centerboard Securities that they would no longer be interested in pursuing the November 20 Revised Proposal if NLP did not own the November 26 Letter Properties; and

•
expressed to Centerboard Securities that given the length of the negotiations with the Special Committee, they intended to withdraw the November 20 Revised Proposal if a definitive agreement was not executed by December 31, 2012.

Later in the day on December 19, 2012, Centerboard Securities telephoned Mr. Anderson and representatives of Stites & Harbison and advised them of the earlier conversation with Messrs. Nichols and Lavin.  Following a discussion of these recent developments, Mr. Anderson determined that Stites & Harbison and Centerboard Securities should expedite the negotiation of a merger agreement with Messrs. Nichols and Lavin while at the same time continuing to explore the interest of Messrs. A and B in a potential alternative transaction to determine if those discussions could create additional benefit for NLP’s public unitholders.  Mr. Anderson then instructed Stites & Harbison and Centerboard Securities to distribute the draft merger agreement and comments to the Commitment Letter and to take the appropriate next steps in the discussions with Messrs. A and B.  Following this meeting, Mr. Anderson separately updated the other members of the Special Committee on these developments and the next steps to be taken, without objection.

Further to Mr. Anderson’s instructions, on December 20, 2012, Stites & Harbison delivered to Fore, Miller & Schwartz, counsel to Messrs. Nichols and Lavin, and Shefsky & Froelich an initial draft of the merger agreement and an initial draft of a voting and support agreement among NLP, Managing GP, and the Nichols and Lavin

Limited Partners pursuant to which, among other things, the Nichols and Lavin Limited Partners would agree to vote their Units in favor of the merger agreement.  That same day, Centerboard Securities delivered the Special Committee’s comments to the Commitment Letter to Mr. Lavin which, among other things:

•	removed the due diligence contingency in favor of Quince Associates;

•	informed Messrs. Nichols and Lavin that the Special Committee would require proof of funds from Quince Associates prior to signing the merger agreement; and

•	limited the circumstances constituting a material adverse change of NLP that would permit Quince Associates to not extend the financing.

Later in the day on December 20, 2012, Mr. Lavin contacted representatives of Centerboard Securities to inform them that the Special Committee’s comments to the Commitment Letter were acceptable to both Quince Associates and Messrs. Nichols and Lavin.  On December 21, 2012, Fore, Miller & Schwartz delivered to Stites & Harbison a revised copy of the executed Commitment Letter which incorporated the Special Committee’s comments.

Also on December 21, 2012, following additional discussions among Mr. Anderson, Centerboard Securities and Stites & Harbison, Centerboard Securities sent a response letter to Messrs. A and B which requested that they prepare a due diligence request list, submit a formal proposal setting forth the type of transaction in which they were interested and the price and terms at which they were willing to transact, and execute the confidentiality agreement with the Special Committee that was enclosed with the letter.  The confidentiality agreement included, among other things:

•	a provision limiting the use of confidential information to be provided by the Special Committee to a negotiated transaction involving NLP;

•	restrictions on Messrs. A and B communicating and coordinating with other parties without the Special Committee’s prior consent regarding a potential transaction involving NLP; and

•
a standstill provision, which (a) prohibited Messrs. A and B from acquiring or offering to acquire assets or equity securities of NLP or seeking to influence or change the management of NLP for eighteen months unless the Board of Directors or Special Committee specifically requested otherwise in writing in advance, and (b) stated that Messrs. A and B were not permitted to request a waiver of the standstill provision.

On December 22, 2012, Stites & Harbison received a revised version of the merger agreement reflecting comments from Fore, Miller and Schwartz on behalf of Messrs. Nichols and Lavin and from Shefsky & Froelich on behalf of NLP.  In the transmittal letter, Shefsky & Froelich informed Stites & Harbison that Fore, Miller & Schwartz had advised Shefsky & Froelich that Messrs. Nichols and Lavin expected to finalize and execute the merger agreement and voting agreement no later than December 26, 2012.

On December 23, 2012, at the request of Shefsky & Froelich, representatives of Stites & Harbison, Centerboard Securities, Shefsky & Froelich, Fore, Miller & Schwartz and NLP participated in a conference call to discuss the merger agreement.  During this call, Fore, Miller & Schwartz and Shefsky & Froelich provided Stites & Harbison with an overview of their comments to the merger agreement, and the parties discussed the process for negotiating and potentially executing the merger agreement, with Fore, Miller & Schwartz again conveying that Messrs. Nichols and Lavin expected to finalize and execute the merger agreement and voting agreement no later than December 26, 2012.

Throughout the day on December 26, 2012, the legal advisors for the Special Committee, NLP and Messrs. Nichols and Lavin engaged in negotiations regarding the material open issues in the merger agreement and voting and support agreement and exchanged multiple drafts of each document.  These negotiations were focused on the no-solicitation provision and the scope of the termination provisions; the scope of the obligations of Messrs. Nichols and Lavin to enforce their rights under the Commitment Letter; and whether the transaction would be conditioned on

Messrs. Nichols and Lavin receipt of the financing contemplated by the Commitment Letter.  During these discussions, Messrs. Nichols and Lavin agreed to give the Special Committee the flexibility to change its recommendation in the event of both a superior proposal or intervening event without paying a termination fee to Messrs. Nichols and Lavin, but insisted that the threshold level for a proposal to constitute a superior proposal be increased to two-thirds of the equity or assets of NLP.  In addition, the Special Committee agreed that the obligation of Messrs. Nichols and Lavin to close the merger agreement would be conditioned upon their receipt of the financing contemplated by the Commitment Letter, but insisted that Messrs. Nichols’ and Lavin’s accept strict obligations to enforce their obligations under the Commitment Letter, that the Special Committee have the right to specifically enforce those obligations, and that the liability of Messrs. Nichols and Lavin be unlimited in the event that they knowingly, willfully or intentionally breached their obligations to secure the financing.  These negotiations continued until all of the outstanding issues in the merger agreement and voting and support agreement were resolved.

Also on December 26, 2012, Centerboard Securities received a response letter from counsel to Messrs. A and B.  In this letter, counsel stated that that while Messrs. A and B continued to review a full range of potential transactions with NLP, including a potential offer for NLP as a whole, they had determined that the most productive alternative was to focus on the November 26 Letter Properties.  A detailed due diligence request list with respect to these properties was enclosed with the letter.  A revised version of the Special Committee’s proposed confidentiality agreement with Messrs. A and B was also enclosed with the letter, which, among other things, deleted (a) the provision limiting the use of confidential information to a negotiated transaction involving NLP, (b) the restrictions on communicating and coordinating with other parties regarding a potential transaction involving NLP, and (c) the standstill provision.  Following the receipt of this letter, Centerboard Securities contacted Stites & Harbison and Mr. Anderson to inform them of, and discuss, the letter.

In the morning and early afternoon of December 27, 2012, the Special Committee met with Stites & Harbison and Centerboard Securities.  At this meeting, Centerboard Securities and Stites & Harbison first updated the Special Committee on the letter received from Messrs. A and B the day before.  Following this update, the Special Committee, Centerboard Securities and Stites & Harbison discussed and compared at length the status of (a) the communications with Messrs. A and B and (b) the negotiations with Messrs. Nichols and Lavin regarding the November 29 Proposal.  The members of the Special Committee agreed that the communications with Messrs. A and B up to that time clearly indicated that they were most interested in acquiring only specified properties of NLP, particularly the November 26 Letter Properties, and that such a sale was likely to jeopardize the November 29 Proposal because Messrs. Nichols and Lavin had indicated to Centerboard Securities that they were not interested in a transaction to acquire the publicly held Units of NLP if NLP no longer owned all of its properties, including the November 26 Letter Properties.  The members of the Special Committee also expressed concern with Messrs. A’s and B’s unwillingness to agree to the standstill, anti-collusion, and negotiated transaction provisions in the confidentiality agreement, as it indicated an unwillingness to participate in the transaction process determined by the Special Committee to be in the best interests of NLP and its unitholders.  The members of the Special Committee next considered the discussions with Messrs. A and B in the context of the negotiations with Messrs. Nichols and Lavin regarding the November 29 Proposal.  The Special Committee, Centerboard Securities and Stites & Harbison discussed the fact that a merger agreement with Messrs. Nichols and Lavin had been fully negotiated at price of $7.50 per Unit, that the price per Unit was within the range of valuations at which Centerboard Securities believed it would be able to render its opinion to the Special Committee, and that based on the totality of information available to the Special Committee, including the anticipated receipt of Centerboard Securities’ fairness opinion, the Special Committee believed that a transaction with Messrs. Nichols and Lavin at $7.50 per Unit was in the best interests of the public unitholders.  In addition, in light of Messrs. Nichols’ and Lavin’s recent indications that they (a) intended to withdraw the November 20 Revised Proposal if a definitive agreement was not executed prior to the end of 2012 and (b) had no interest in acquiring the publicly held Units if the November 26 Letter Properties were no longer owned by NLP, the Special Committee considered the risk to the holders of the publicly traded Units of NLP in the event that the Special Committee or Messrs. Nichols and Lavin decided not to move forward with the November 29 Proposal, including the risk that the trading price of the publicly held Units could fall back to the historical trading prices that persisted prior to the August 31 Proposal.  Finally, the Special Committee considered certain provisions that were included in the merger agreement that had been negotiated with Messrs. Nichols and Lavin that protected the public unitholders and the rights of the Special Committee to consider alternative transactions.  Stites & Harbison explained that while the Special Committee could not solicit an alternative proposal following the execution of the merger agreement, it had the right to negotiate with any third party, including Messrs. A and B, that made a bona fide unsolicited acquisition proposal following execution of the merger agreement, and that the Special Committee had the right to terminate the merger agreement without penalty if a third party made a superior proposal and the Special Committee believed that doing so was in the best interest of the public unitholders.  The Special Committee and Stites & Harbison also discussed the fact that, based on the majority of the minority condition contained in the merger agreement, the public unitholders would have the opportunity and ability to review, evaluate and consider the transaction on their own.  Following these deliberations, the Special Committee unanimously determined that the discussions with Messrs. A and B did not represent a viable alternative to the November 29 Proposal and that, in the event that the Special Committee approved the execution of the merger agreement with Messrs. Nichols and Lavin, the Special Committee would not correspond further with Messrs. A and B prior to the execution of the merger agreement.

Following the deliberations regarding the discussions with Messrs. A and B, the Special Committee continued to meet with Centerboard Securities and Stites & Harbison to consider the merger agreement and the proposed transaction with Messrs. Nichols and Lavin.  Stites & Harbison summarized the key terms of the merger agreement and advised the Special Committee of the material changes to the merger agreement since the Special Committee was last updated on its terms and Centerboard Securities noted that Messrs. Nichols and Lavin had delivered an executed copy of the Commitment Letter that contemplated available financing sufficient to pay the aggregate merger consideration.  Stites & Harbison then reviewed with the Special Committee its duties and responsibilities under the Partnership Agreement and Delaware law.  After this discussion, Centerboard Securities made a presentation to the Special Committee regarding its financial review of NLP and the November 29 Proposal, a copy of which had been provided to the Special Committee prior to the meeting. See “— Opinion of Financial Advisor to the Special Committee” beginning on page 17.  During this presentation, Centerboard Securities responded to numerous questions from the Special Committee and counsel, and there was an extensive discussion about Centerboard Securities’ analysis and conclusions.  At the conclusion of these deliberations, Centerboard Securities issued an oral opinion, confirmed in writing later that day, that as of December 27, 2012, and based upon and subject to the conditions and limitations stated in its opinion, the per unit merger consideration to be received by the unitholders, other than the Nichols and Lavin Limited Partners, is fair from a financial point of view (without giving effect to any impact of the transactions contemplated by the merger agreement on any particular unitholder other than in its capacity as a unitholder).  The Special Committee then engaged in further deliberations, first with its legal advisor without Centerboard Securities present, and then in executive session without any of its advisors present.  After these deliberations were completed, the Special Committee unanimously resolved:

•
that the merger agreement and the transactions contemplated thereby were (1) advisable, fair to, and in the best interests of NLP and NLP’s public unitholders and (2) on terms no less favorable to NLP than those generally being provided to or available from unrelated third parties;

•	to approve and adopt the merger agreement and the transactions contemplated thereby;

•	to recommend that the Board of Directors approve and adopt the merger agreement and the transactions contemplated thereby and submit the merger agreement to the unitholders of NLP; and

•	to recommend that the public unitholders of NLP approve the merger agreement and the transactions contemplated thereby.

On December 27, 2012, following the conclusion of the Special Committee meeting, the Board of Directors convened a special meeting to consider the November 29 Proposal and the recommendation of the Special Committee.  At this meeting, Stites & Harbison reported to the Board of Directors on the deliberations of the Special Committee and Centerboard Securities advised the Board of Directors that it had provided its fairness opinion to the Special Committee.  Following discussion (in which Messrs. Nichols and Lavin did not participate), the Board of Directors, with Messrs. Nichols and Lavin recusing themselves, approved the merger agreement and the transactions contemplated thereby, recommended that NLP’s public unitholders approve the merger agreement and the transactions contemplated thereby, and took other related actions.

In the afternoon of December 27, 2012, the parties executed the merger agreement and the voting and support agreement. NLP then issued a press release announcing the signing of the merger agreement.

Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger

The Special Committee

As described above, the Board of Directors established the Special Committee and empowered it with exclusive authority to review, evaluate, reject, negotiate and, if appropriate, make a recommendation to the Board of Directors regarding the going-private proposal from Messrs. Nichols and Lavin or any potential alternative third party transaction.  The Special Committee evaluated, with the assistance of its legal and financial advisors, the merger agreement and the merger and, by unanimous vote at a meeting held on December 27, 2012, determined that the merger, the merger agreement and the transactions contemplated thereby:

•	are advisable, fair to and in the best interests of NLP and NLP’s public unitholders; and

•	are on terms no less favorable to NLP than those generally available from unrelated third parties, and

•	approved the merger agreement and the transactions contemplated thereby.

In addition, at the December 27, 2012 meeting, the Special Committee recommended that:

•	the Board of Directors approve the merger agreement and the transactions contemplated thereby; and

•	NLP’s public unitholders vote in favor of approval of the merger agreement and the merger.

In reaching its determination, the Special Committee consulted with and received the advice of its independent financial and legal advisors, considered the potential alternatives of NLP, and considered the interests of NLP’s public unitholders.

In the course of reaching the determinations and making the recommendations described above, the Special Committee considered a number of factors.  The material factors are summarized below.

The Special Committee viewed the following factors as being generally positive or favorable in coming to its determinations and recommendations:

•
that the Special Committee believed the merger consideration of $7.50 per Unit was more favorable to NLP’s public unitholders (other than the Nichols and Lavin Limited Partners) than the potential value that might result from other alternatives reasonably available to NLP, including the alternative of remaining a stand-alone public company, and other strategic or recapitalization strategies that might be undertaken as a stand-alone public company, in light of a number of factors, including the risks and uncertainties associated with those alternatives;

•
the relationship between the merger consideration of $7.50 per Unit and both the current and historical market prices for our Units, including the fact that the consideration to be paid in the merger (i) represents a 13% premium over the closing price ($6.62) of a Unit on the NYSE MKT on December 26, 2012, the last trading day before the public announcement of the execution of the merger agreement; (ii) represents a 43% premium over the price ($5.25) originally offered by Messrs. Nichols and Lavin; (iii) represents a 145% premium over the closing price ($3.06) of a Unit on the NYSE MKT on August 30, 2012, the last trading day before the public announcement of Messrs. Nichols and Lavin’s initial proposal to take NLP private; and (iv) represents a 129% premium over the average trading price ($3.28) of the Units on the NYSE MKT during the 52-week period ending on August 30, 2012;

•
the Special Committee’s understanding of NLP’s business, assets, financial condition and results of operations, its competitive position and historical and projected financial performance, and the nature of NLP’s business and the industry in which it competes;

•
the financial presentation of its financial advisor, Centerboard Securities, to the Special Committee on December 27, 2012, and the subsequent opinion received by the Special Committee from Centerboard Securities, delivered orally at the Special Committee meeting on December 27, 2012, and subsequently confirmed in writing later that day, to the effect that as of December 27, 2012, and based upon and subject to the assumptions stated in its opinion, the $7.50 per Unit to be received by the public unitholders of NLP pursuant to the merger agreement was fair from a financial point of view to such holders (without giving effect to any impact of the transactions contemplated by the merger on any particular unitholder other than in its capacity as a unitholder), which opinion is described under “—Opinion of Financial Advisor to the Special Committee”;

•	the negotiations with respect to the merger consideration that, among other things, led to an increase in Messrs. Nichols’ and Lavin’s initial proposal from $5.25 per Unit to $7.50 per Unit;

•
that the consideration and negotiation of the merger agreement was conducted entirely under the oversight of the members of the Special Committee, which consists of three of the directors of Managing GP, each of whom is an independent, outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

•	that the Special Committee was advised by independent legal counsel and an independent financial advisor, each of whom was selected by the special committee;

•
the Special Committee’s belief that it was unlikely that any other transaction with a third party involving a sale of NLP or a significant interest in the equity or assets of NLP could be consummated at this time in light of the position of Messrs. Nichols and Lavin (contained in their letter, dated August 31, 2012, to the Board of Directors and subsequently confirmed to the Special Committee) that they were interested only in acquiring Units in NLP and that they were not interested in selling Units in NLP or considering any other strategic transaction involving NLP;

•
the fact that Centerboard Securities solicited four unaffiliated third parties, each of whom is a sophisticated real estate investor, regarding their potential interest in a transaction involving NLP, and that none of the unaffiliated third parties contacted by Centerboard Securities had indicated any interest in pursuing a transaction involving NLP, citing primarily that because Messrs. Nichols and Lavin and their affiliates owned 61.9% of NLP’s outstanding Units, they had the ability to veto an alternative transaction, which created substantial uncertainty that an alternative transaction could be consummated;

•
that the proposed merger consideration is all cash, so that the transaction allows NLP’s public unitholders to realize a fair value, in cash, for their investment and provides such unitholders certainty of value for their Units, especially when viewed against the risks inherent in NLP’s business, including the following:

•	NLP’s limited access to capital due to its small market capitalization and thin trading volume;

•	the need to fund future capital expenditure requirements;

•	uncertainties regarding NLP’s ability to sustain and increase distributions to its unitholders;

•	the limited opportunities to grow our portfolio of properties because of the factors described above; and

•	the fact that we have a controlling unitholder, which may discourage potential third party investment interest in NLP.

•
the fact that, in the absence of the merger, NLP would continue to incur significant expenses by remaining a public company, including related legal, accounting, transfer agent, printing and filing fees, and that those expenses could adversely affect NLP’s financial performance and the value of the Units;

•	the absence of material regulatory approvals or third party consents required to consummate the merger;

•
the Special Committee’s consideration of alternative types of transactions, including dispositions of certain assets, which the Special Committee concluded were unlikely to provide a superior alternative to the merger;

•
the Special Committee’s consideration of not engaging in a transaction with Messrs. Nichols and Lavin and remaining a stand-alone public company, which the Special Committee concluded was not in the best interest of the public unitholders and could result in the trading price of the publicly held Units falling back to the historical trading prices that persisted prior to the August 31 Proposal;

•	the terms and conditions of the merger agreement, including:

•	all of the outstanding Units held by the public unitholders will be converted into the right to receive $7.50 in cash per Unit;

•
that the merger agreement is conditioned on the approval of the merger agreement by a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners voting as a separate class;

•
the provision allowing the Special Committee or the Board of Directors to withdraw or change its recommendation of the merger agreement in response to (i) the receipt of a superior proposal or (ii) any material event, change, development, effect, fact, circumstance or occurrence that becomes known prior to the unitholder approvals that was not known or reasonably foreseeable to the Special Committee or Board of Directors at the time the merger agreement was executed, in each case if the Special Committee or Board of Directors determines in good faith that a change or withdrawal would be in the best interest of NLP’s public unitholders, subject to providing Parent with five business days advance written notice;

•
the provisions allowing for NLP and Managing GP to participate in negotiations with a third party in response to an unsolicited alternative proposal which could reasonably be expected to result in a superior proposal;

•	the lack of a break-up fee for termination of the merger agreement by the Special Committee or Board of Directors in accordance with its terms;

•
the limited nature of the operational representations and warranties given by NLP and Managing GP and the fact that the representations and warranties of NLP and Managing GP do not survive the closing; and

•
the representation that neither the Parent Parties nor their affiliates (including Messrs. Nichols and Lavin) have entered into any agreement, arrangement or understanding with any third party concerning the possible sale of NLP, equity interests in NLP or all or substantially all the assets of NLP to a third party after the merger.

The Special Committee viewed the following factors as being generally negative or unfavorable in making its determinations and recommendations:

•
the fact that NLP’s public unitholders will have no ongoing equity participation in NLP following the merger, will cease to participate in NLP’s future earnings or growth, if any, or to benefit from increases, if any, in the value of NLP’s Units, would no longer receive distributions from NLP, and would not participate in any potential future sale of NLP to a third party.  However, in considering this unfavorable factor, the Special Committee noted that before the merger could be consummated, a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners would have to approve the merger agreement and the merger;

•
the fact that Messrs. A and B had expressed an interest in purchasing the November 26 Letter Properties and also indicated a general interest in the possibility of acquiring NLP as a whole.  However, while the Special Committee recognized that it was possible that a transaction with Messrs. A and B might result in a higher purchase price than the cash consideration payable with the merger, the Special Committee ultimately concluded that the conversations with Messrs. A and B did not represent a viable alternative, and that proceeding with the execution of the merger agreement was in the best interests of NLP’s public unitholders because:

•
the communications with Messrs. A and B prior to the execution of the merger agreement clearly indicated that they were most interested in acquiring only certain properties of NLP, particularly the November 26 Letter Properties, and that such a sale of certain assets was likely to jeopardize the proposed transaction with Messrs. Nichols and Lavin because they had indicated to Centerboard Securities that they were not interested in the proposed transaction to acquire the publicly held Units of NLP if NLP no longer owned all of its properties, including the November 26 Letter Properties;

•
even if a transaction for NLP as a whole could have been negotiated with Messrs. A and B, Messrs. Nichols and Lavin (who together with their affiliates own 61.9% of the outstanding Units of NLP) had continually taken the position both publicly and privately that they were interested only in acquiring Units in NLP and that they were not interested in selling Units in NLP or considering any other strategic transaction involving NLP;

•
Messrs. A and B were unwilling to agree to the standstill, anti-collusion, and negotiated transaction provisions in the Special Committee’s proposed confidentiality agreement, which indicated an unwillingness to participate in the transaction process determined by the Special Committee to be in the best interest of NLP and its public unitholders;

•
as a result of Messrs. Nichols’ and Lavin’s indication that they intended to withdraw their proposal to acquire the publicly held Units of NLP if a merger agreement was not executed prior to the end of 2012, continuing to delay the execution of the merger agreement to engage in further communications with Messrs. A and B was likely to jeopardize the proposed transaction with Messrs. Nichols and Lavin, a transaction (1) that had been fully negotiated at a price of $7.50 per Unit, a price that was within the range of valuations at which Centerboard Securities believed it would be able to render the fairness opinion described below in the section entitled ““—Opinion of Financial Advisor to the Special Committee”, and (2) that, based on the totality of information available to the Special Committee, including the anticipated receipt of Centerboard Securities’ fairness opinion, the Special Committee believed was in the best interest of NLP’s public unitholders;

•
the terms of the merger agreement permit the Special Committee to (1) negotiate with any third party, including Messrs. A and B, that makes a bona fide unsolicited acquisition proposal following execution of the merger agreement, and (2) terminate the merger agreement without penalty if a third party makes a superior proposal and the Special Committee believes that doing so is in the best interest of NLP’s public unitholders; and

•
the merger agreement is conditioned on its approval by a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners voting as a separate class, which provides NLP’s public unitholders with the opportunity and ability to review, evaluate and consider the transaction on their own.

•
that the merger agreement prohibited NLP from further soliciting third party offers.  However, in considering this factor, the Special Committee noted that Centerboard Securities had solicited unaffiliated third parties regarding their potential interest in a transaction involving NLP, none of whom expressed any such interest, that the proposed transaction had been known to the public for several months, and that only one third party, Messrs. A and B, had expressed an interest on an unsolicited basis in an alternative transaction involving NLP;

•
the fact that the consummation of the merger is conditioned on the Parent Parties’ receipt of the financing contemplated by the Commitment Letter in an amount sufficient to fund the aggregate merger consideration and the other expenses to be paid by the surviving entity at the closing in connection with the transactions contemplated by the merger agreement;

•	the participation in the merger by Messrs. Nichols and Lavin and the fact that their interests and the interests of their affiliates in the transaction differ from those of NLP’s public unitholders;

•
the possibility that Messrs. Nichols and Lavin and their affiliates could sell some or all of NLP, as the surviving entity following the merger, or its assets to one or more purchasers at a valuation higher than that available in the merger; and

•
that Messrs. Nichols’ and Lavin’s majority ownership of NLP and their expressed unwillingness to consider alternative transactions effectively discouraged third parties from making offers that were competitive with Messrs. Nichols’ and Lavin’s.

In the course of reaching the determinations and decisions, and making the recommendations, described above, the Special Committee considered the following factors relating to the procedural safeguards that the Special Committee believes were present to ensure the fairness of the merger and to permit the Special Committee to represent the interests of NLP’s public unitholders, each of which the Special Committee believes supports its decision and provides assurance of the fairness of the merger to NLP and its public unitholders:

•	that the Special Committee consisted solely of independent, outside, non-employee directors, and the Special Committee was charged with representing the interests of NLP’s public unitholders;

•	that the members of the Special Committee were adequately compensated for their services and their compensation was in no way contingent on their approving the merger agreement or the merger;

•
that, other than by the issuance immediately prior to the effective time of the merger of Units the receipt of which has previously been deferred by non-employee members of the Board of Directors pursuant to the Directors Plan, the members of the Special Committee will not personally benefit from the completion of the merger in a manner different from NLP’s public unitholders;

•	that the Special Committee retained and was advised by independent legal counsel, Stites & Harbison PLLC, and an independent financial advisor, Centerboard Securities, LLC;

•	that the Special Committee, from its inception, was authorized to consider alternative third party transactions arising out of Messrs. Nichols’ and Lavin’s proposal;

•
that the Special Committee and its legal counsel and financial advisor conducted due diligence regarding NLP and its properties and the Special Committee considered all viable alternatives for NLP in addition to the proposed merger agreement;

•
that the Special Committee received the opinion of Centerboard Securities that, as of December 27, 2012, and based upon and subject to the assumptions stated in its opinion, the $7.50 per Unit to be received by the public unitholders of NLP pursuant to the merger agreement was fair from a financial point of view to such holders (without giving effect to any impact of the transactions contemplated by the merger on any particular unitholder other than in its capacity as a unitholder);

•
the fact that the Special Committee had the ultimate authority to decide whether or not to proceed with the proposed transaction or any alternatives, and the Board of Directors resolved not to recommend, authorize, approve or endorse the August 31 Proposal or any other merger, acquisition or similar proposal involving NLP and the Messrs. Nichols and Lavin or any of their affiliates unless such transaction was recommended to the Board of Directors by the Special Committee;

•
that the merger agreement is conditioned on the approval of the merger agreement by a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners voting as a separate class;

•
that the Special Committee, with the assistance of its legal and financial advisors, actively negotiated the terms of the merger agreement on an arm’s-length basis with Messrs. Nichols and Lavin and their representatives;

•	the fact that the Special Committee was aware that it had no obligation to recommend any transaction, including the proposal put forth by Messrs. Nichols and Lavin; and

•
that the Special Committee made its evaluation of the merger agreement and the merger based upon the factors discussed in this proxy statement, independent of the other members of the Board of Directors, including Messrs. Nichols and Lavin, and with knowledge of the interests of Messrs. Nichols and Lavin in the merger.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee in its consideration of the merger agreement.  In view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation.  In addition, each of the members of the Special Committee may have given differing weights to different factors.  On balance, the Special Committee believed that the positive factors discussed above outweighed the negative factors discussed above.  In particular, the Special Committee considered the analysis and opinion of Centerboard Securities, among other factors, in reaching its determination as to the substantive fairness of the going private transactions contemplated by the merger agreement to NLP’s public unitholders.

The Special Committee determined that the merger is procedurally fair to NLP’s public unitholders despite the fact that the Special Committee did not retain an unaffiliated representative to act solely on behalf of NLP’s public unitholders for purposes of negotiating the terms of a going-private transaction.  In this regard, the Special Committee believes that it was not necessary to retain an unaffiliated representative to act solely on behalf of NLP’s public unitholders for purposes of negotiating the terms of a going-private transaction because the Special Committee was charged with representing the interests of NLP’s public unitholders, the Special Committee consisted solely of directors who are independent, outside, non-employee directors of Managing GP, it engaged financial and legal advisors to act on its behalf and it was actively involved in deliberations and negotiations regarding the merger on behalf of NLP’s public unitholders.

The Special Committee did not believe that liquidation value or book value was a material factor in determining the fairness of the merger to NLP’s public unitholders because of its belief, after consulting with its financial advisor, that NLP’s value is derived from the cash flows generated from its continuing operations and there is no intention by NLP’s majority unitholders to consider a liquidation process.   The analyses utilized by Centerboard Securities, as described below in the section entitled “—Opinion of Financial Advisor to the Special Committee”, were considered by the Special Committee to be the appropriate methodologies to determine NLP’s going concern value.

The Special Committee recommends that you vote “for” the approval of the proposed merger, and the approval and adoption of the merger agreement and the other transactions contemplated thereby.

The Board of Directors

The Board of Directors consists of five directors, two of whom, Mr. Nichols and Mr. Lavin, have interests in the merger different from the interests of NLP’s public unitholders generally.  As described above in the section entitled “Background of the Merger”, the Board of Directors created the Special Committee and authorized it to review, evaluate and make recommendations to the Board of Directors with respect to Messrs. Nichols’ and Lavin’s proposed acquisition of the publicly-held Units of NLP and potential alternative transactions.  The Special Committee is comprised of the remaining three members of the Board of Directors, each of whom is an independent, outside, non-employee director.  On December 27, 2012, the Board of Directors met to consider the report and recommendation of the Special Committee.  On the basis of the Special Committee’s recommendation and the factors considered by the Special Committee as described above in the section entitled “Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger—The Special Committee”, the Board of Directors (1) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, NLP and its public unitholders, and (2) recommended that NLP’s public unitholders vote in favor of the approval and adoption the merger agreement and the merger.

In determining that the merger agreement is fair to, and in the best interests of, NLP’s public unitholders and approving the merger agreement and the transactions contemplated thereby, including the merger, and recommending that NLP’s public unitholders vote in favor of the approval and adoption of the merger agreement, the Board of Directors considered a number of factors, including the following material factors:

•	the determination and recommendation of the Special Committee; and

•
the factors considered by the Special Committee described above, which the Board of Directors adopted in determining that the merger agreement is fair to, and in the best interests of, NLP’s public unitholders.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors.  In view of the variety of factors considered in connection with its evaluation of the merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation.  In addition, individual directors may have given different weights to different factors.

Despite the fact that the Board of Directors did not retain an unaffiliated representative to act solely on behalf of NLP’s public unitholders for the purposes of negotiating the terms of the merger agreement, the Board of Directors believes that the merger is procedurally fair because (1) of the independence, absence of conflicts of interest and role and actions of the Special Committee (permitting them to represent effectively the interests of NLP’s public unitholders), (2) of the approval of the merger agreement by all of the directors who are not employees of Managing GP (other than Mr. Nichols) and (3) the terms of the merger agreement require the approval of the merger agreement by a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners voting as a separate class. The Board of Directors believes that each of these procedural safeguards supports its decision and provides assurance of the fairness of the merger to NLP’s public unitholders.

Each of Mr. Nichols, the Chairman and Founder of NLP, and Mr. Lavin, the President and Chief Executive Officer of NLP, who would each be a continuing unitholder of NLP after the merger, did not participate in, and recused himself from, the deliberations and voting with respect to the foregoing determination and recommendation due to his involvement in the transaction.

The Board of Directors recommends that you vote “for” the approval of the proposed merger, and the approval and adoption of the merger agreement and the other transactions contemplated thereby.

Opinion of Financial Advisor to the Special Committee

At a meeting of the Special Committee held on December 27, 2012, Centerboard Securities delivered an oral opinion, which was confirmed by delivery of a written opinion, dated December 27, 2012, addressed to the Special Committee to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the per Unit merger consideration to be received by the unitholders, other than the Nichols and Lavin Limited Partners, is fair from a financial point of view (without giving effect to any impact of the transactions contemplated by the merger agreement, which we refer to as the merger, on any particular unitholder other than in its capacity as a unitholder).

The full text of Centerboard Securities’ written opinion, dated December 27, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement and is incorporated herein by reference.  Unitholders are urged to read Centerboard Securities’ written opinion carefully and in its entirety.  Centerboard Securities’ opinion was provided for the use and benefit of the Special Committee in its evaluation of the merger and is not intended to be used, and may not be used, by any other person or for any other purpose.

Centerboard Securities’ opinion:

•	Does not address the merits of the underlying business decision to enter into the merger as compared to any other strategic alternatives that may be available to NLP;

•	Does not address any transaction related to the merger;

•
Is not a recommendation as to how the Special Committee, the Board of Directors or any unitholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction; and

•
Does not indicate that the consideration to be received by the unitholders is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the merger is within a range suggested by certain financial analyses.

In connection with its opinion, Centerboard Securities made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Centerboard Securities also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions in particular. Centerboard Securities’ procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•
reviewed NLP’s audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2006 through December 31, 2011 and NLP’s unaudited interim financial statements for the nine months ended September 30, 2012 included in NLP’s Form 10-Q filed with the SEC;

•	reviewed unaudited financial information for NLP for the nine months ended on or around September 30, 2012;

•
reviewed reports prepared by an independent real estate advisory firm in 2005 and 2009, addressed to the Audit Committee of Managing GP regarding the management agreements between NLP and NTS Development Company;

•	reviewed other internal documents relating to the history, current operations, and probable future outlook of NLP, provided to us by Managing GP;

•
reviewed a memorandum dated November 11, 2012 from the management of Managing GP which provided Centerboard Securities with information on future near term issues in NLP’s portfolio, especially with reference to repairs and maintenance issues and anticipated costs associated with those issues;

•
reviewed a letter dated December 27, 2012 from the management of Managing GP which made, among other things, certain representations as to historical financial statements and financial forecasts for NLP, which we refer to as the management representation letter;

•	reviewed a draft of the merger agreement, dated December 27, 2012 and certain other documents related to the merger;

•	discussed the background and other elements of the merger, and NLP’s business operations, financial condition and prospects with the management of Managing GP;

•	reviewed the historical trading price and trading volume of the Units, and the publicly traded securities of certain companies that Centerboard Securities deemed relevant;

•
performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Centerboard Securities deemed relevant, and a net asset value analysis; and

•	conducted such other analyses and considered such other factors as Centerboard Securities deemed appropriate.

In performing its analyses and rendering its opinion with respect to the merger, Centerboard Securities, with the Special Committee’s consent:

•
relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Managing GP and NLP, and did not independently verify such information;

•
relied upon the fact that the Special Committee, the Board of Directors and NLP have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

•
assumed that any estimates, evaluations, forecasts and projections furnished to Centerboard Securities were reasonably prepared and based upon the best currently available information and good faith judgment of the management of Managing GP or any other person furnishing the same;

•
assumed that the information provided to Centerboard Securities by the management of Managing GP regarding NLP and the merger, including the management representation letter, and the representations and warranties made in the merger agreement and the documents related thereto, are accurate and complete;

•	assumed that all management fees paid by NLP to NTS Development Company are no less favorable to NLP than terms that could be obtained on an arms-length basis;

•
assumed that the merger will be consummated upon the terms and subject to the conditions set forth in the draft merger agreement, dated December 27, 2012, without waiver, modification or amendment of any material term, condition or agreement thereof;

•
assumed that there has been no material change in the assets, financial condition, business, or prospects of NLP since the date of the most recent financial statements and other information made available to Centerboard Securities;

•
assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the merger agreement without any waiver, modification, or amendment of any material term, condition or agreement thereof; and

•
assumed that all government, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on the Partnership or the contemplated benefits expected to be derived in the merger.

To the extent that any of the foregoing assumptions on which Centerboard Securities’ opinion was based prove to be untrue in any material respect, Centerboard Securities’ opinion cannot and should not be relied upon.  In its analysis and in connection with the preparation of its opinion, Centerboard Securities made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger and as to which Centerboard Securities did not express any view or opinion including as to the reasonableness of such assumptions.

In preparing its opinion with respect to the fairness of the per Unit merger consideration to be paid in the merger, Centerboard Securities did not make or obtain any independent evaluation, appraisal or physical inspection of, the assets or liabilities of NLP.  Centerboard Securities did not evaluate NLP’s solvency or the fair value of the assets and liabilities of NLP under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Centerboard Securities expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any of Managing GP’s officers, directors or employees, or any class of such persons relative to merger consideration to be received by the unitholders in the merger, or with respect to the fairness of any such compensation.

Although developments following the date of Centerboard Securities’ opinion may affect the opinion, Centerboard Securities assumes no obligation to update, revise or reaffirm its opinion.  Centerboard Securities’ opinion is necessarily based upon market, economic, financial and other conditions that were in effect on, and information made available to Centerboard Securities as of, the date of the opinion.  Developments subsequent to December 27, 2012 may affect the conclusion expressed in Centerboard Securities’ opinion.  Centerboard Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion.

Set forth below is a summary of the material analyses performed by Centerboard Securities in connection with the delivery of its opinion to the Special Committee.  This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex B.  While this summary describes the analyses and factors that Centerboard Securities deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Centerboard Securities. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Centerboard Securities did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Centerboard Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Centerboard Securities was based on all analyses and factors taken as a whole, and also on the application of Centerboard Securities’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format.  In order for Centerboard Securities’ financial analyses to be fully understood, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Centerboard Securities’ financial analyses.

Selected Public Companies Analysis

Centerboard Securities compared certain financial information of NLP to corresponding data and ratios from publicly traded companies in the real estate industry which Centerboard Securities deemed relevant to its analysis.  For purposes of this analysis, Centerboard Securities used certain publicly available historical financial data and analyst estimates for the selected public companies.  The four companies included in the selected public company analysis in the real estate industry were:

•	Associated Estates Realty Corporation

•	Colonial Properties Trust

•	Mid-America Apartment Communities Inc.

•	Highwoods Properties Inc.

Centerboard Securities selected these companies for its analysis based on their similarities to NLP with regard to product offerings and geography.  This analysis produced the following per unit value range for NLP, as compared to the $7.50 per Unit merger consideration.

Per Unit Value Range	Per Unit Merger Consideration
$6.00-9.75	$7.50

The table below summarizes certain observed trading multiples and historical projected financial performance, on an aggregate basis, of the selected public companies (excluding Highwoods Properties Inc.).  The estimates for 2012 and 2013 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods closest to NLP’s fiscal year end.

	Implied Cap Rate	Div Yield Annual	FFO Multiple 2012E / 2013E		AFFO Multiple 2012E / 2013E
Mean	6.9%	4.0%	14.8x	13.7x	18.6x	17.2x
Median	6.8%	4.1%	14.3x	13.4x	17.8x	16.3x
High	7.4%	4.5%	17.1x	16.2x	23.0x	21.8x
Low	6.6%	3.4%	13.1x	11.6x	15.0x	13.5x

•	Funds From Operations or FFO – the amount of the relevant company’s cash flow from its operations, calculated by adding depreciation and amortization expenses to earnings.

•
Adjusted Funds From Operations or AFFO – the amount of the relevant company’s cash flow from operations, calculated by adjusting funds from operations for the effects of straight-line rents and non-revenue-generating capital expenditures.

The companies utilized for comparative purposes in Centerboard Securities’ analysis were not identical to NLP.  As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of NLP.

Net Asset Value Analysis

Centerboard Securities performed a net asset valuation of NLP to calculate the estimated value of NLP’s income producing property, including office, retail and multifamily properties, and other assets and liabilities based on financial information provided by management of Managing GP.

With respect to NLP’s office properties, Centerboard Securities, among other things, applied a capitalization rate range of 8% to 10% to such properties’ 2012 adjusted NOI;

With respect to NLP’s retail properties, Centerboard Securities, among other things, applied a capitalization rate range of 8% to 9% to such properties’ 2012 adjusted NOI; and

With respect to NLP’s multifamily properties, Centerboard Securities, among other things, applied a capitalization rate range of 6% to 8% to such properties’ adjusted NOI.

The capitalization rate ranges were based on market research, taking property type, age, quality and location of each property into account. This analysis indicated the following implied per Unit reference range for NLP, as compared to the $7.50 per Unit merger consideration.

Per Unit Reference Range	Per Unit Merger Consideration
$5.50-10.75	$7.50

Discounted Cash Flow Analysis

Centerboard Securities performed a discounted cash flow analysis of NLP to calculate the estimated present value of unlevered, after-tax free cash flows that NLP could generate.  Centerboard Securities calculated NLP’s hypothetical performance using analyst estimates for multifamily industry net operating income growth for the years 2013 through 2017 and certain Centerboard Securities assumptions for growth in general and administrative costs and required maintenance capital expenditures and net working capital.  NLP’s unleveraged free cash flows for the years 2013 through 2017 were calculated using net operating income from continuing operations less general and administrative expenses, estimated maintenance capital expenditures, changes in net working capital and income taxes, which we refer to as free cash flows.  NLP’s terminal value was calculated using an assumed capitalization rate on forward net operating income in 2017.

•	The present value of NLP’s free cash flows for fiscal years 2013 through 2017 was equal to $90.2 million.

•	The present value of NLP’s terminal value ranged from $252.1 million to $288.1 million based on assumed capitalization rates of 7% to 8%.

•
The present value of NLP’s free cash flows and terminal value were calculated using a 10% discount rate, reflecting Centerboard Securities’ estimate of NLP’s weighted average cost of capital, to discount the projected free cash flows and terminal value.  Centerboard Securities estimated NLP’s weighted average cost of capital by estimating the weighted average of NLP’s cost of equity (derived using the capital asset pricing model) and NLP’s after-tax cost of debt. Centerboard Securities believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

This analysis indicated the following implied equity value per Unit reference range for NLP, as compared to the $7.50 per Unit merger consideration:

Implied Equity Value Per Unit	Per Unit Merger Consideration
$6.50-9.75	$7.50

Miscellaneous

No company or transaction used in the analyses described above is identical or directly comparable to NLP, its assets or the merger.  In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses, assets or securities actually may be sold.  Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses.  Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither NLP, nor Centerboard Securities or any other person assumed responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms-length negotiations among the parties and was approved by the Special Committee and the Board of Directors.  Centerboard Securities did not recommend any specific consideration to the Special Committee, NLP or the Board of Directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger.

Centerboard Securities acted as financial advisor to the Special Committee in connection with the merger and has received a fee for its services of $425,000, of which (a) $162,500 became payable upon execution of Centerboard Securities’ engagement letter, (b) $162,500 became payable thirty days following the execution of Centerboard Securities’ engagement letter and (c) $100,000 became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein.  In the event Centerboard Securities is engaged to render one or more additional opinions with respect to a materially amended or revised offer, Centerboard Securities will be entitled to an additional opinion fee of $50,000 for each opinion rendered.  In addition, NLP has agreed to reimburse Centerboard Securities for certain expenses and to indemnify Centerboard Securities against certain liabilities arising out of Centerboard Securities’ engagement.  During the two years preceding the date of its opinion, Centerboard Securities has not had any material relationship with any party to the merger for which compensation was received or is intended to be received, nor is any such material relationship or relating compensation mutually understood to be contemplated.  Centerboard Securities’ affiliates, employees, officers and directors may at any time own securities (long or short) of NLP or Parent.

The Special Committee selected Centerboard Securities as its financial advisor in connection with the merger because Centerboard Securities has substantial experience in similar transactions.  Centerboard Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger

Under SEC rules, each of Mr. Nichols, Mr. Lavin, Parent, Merger Sub, Managing GP and NLP (the “13E-3 Filing Persons”) are required to provide certain information regarding their position as to the substantive and procedural fairness of the merger to the limited partners of NLP (other than the Nichols and Lavin Limited Partners).  The 13E-3 Filing Persons are making the statements included in this section solely for purposes of complying with such requirements.  The views of the 13E-3 Filing Persons as to the fairness of the merger should not be construed as a recommendation to any limited partner as to how that limited partner should vote on the proposal to adopt the merger agreement.

None of the 13E-3 Filing Persons participated in the deliberations of the Board of Directors regarding, or received advice from the Special Committee’s legal or financial advisors as to, the fairness of the merger.  None of the 13E-3 Filing Persons engaged a financial advisor to provide financial advisory services in connection with a potential transaction involving NLP, and no financial advisor was asked to deliver, nor has delivered, an opinion to any of the 13E-3 Filing Persons as to the fairness, from a financial point of view or otherwise, of the merger consideration to be paid or received, as the case may be, in connection with the merger.  The 13E-3 Filing Persons believe that the merger consideration is substantively fair to the public unitholders of NLP based on the following factors:

•
The relationship between the merger consideration of $7.50 per Unit and both the current and historical market prices for our Units, including the fact that the consideration to be paid in the merger (i) represents a 13% premium over the closing price ($6.62) of a Unit on the NYSE MKT on December 26, 2012, the last trading day before the public announcement of the execution of the merger agreement; (ii) represents a 43% premium over the price ($5.25) originally offered by Messrs. Nichols and Lavin; (iii) represents a 145% premium over the closing price ($3.06) of a Unit on the NYSE MKT on August 30, 2012, the last trading day before the public announcement of Messrs. Nichols and Lavin’s initial proposal to take NLP private; and (iv) represents a 129% premium over the average trading price ($3.28) of the Units on the NYSE MKT during the 52-week period ending on August 30, 2012;

•	The consideration to be paid to the public unitholders in the merger is all cash, thus eliminating any uncertainty in valuing the consideration to be received by such limited partners;

•
The merger will provide liquidity without incurring brokerage and other costs typically associated with market sales for the public unitholders whose ability to sell Units is adversely affected by the historically low trading volume of the Units; and

•
The Special Committee received an opinion from Centerboard Securities to the effect that, as of the date of the opinion and based upon and subject to the assumptions and limitations set forth therein, the cash merger consideration of $7.50 per Unit to be received by the public unitholders of NLP pursuant to the merger agreement was fair, from a financial point of view, to the NLP public unitholders. Centerboard Securities’ opinion is attached to this joint proxy statement as Annex B.

The 13E-3 Filing Persons believe that, even though the Board of Directors did not retain an unaffiliated representative to act solely on behalf of NLP’s public unitholders for purposes of negotiating the terms of the merger agreement, the merger is procedurally fair to the public unitholders based on the following factors:

•
The Board of Directors established the Special Committee of independent directors to negotiate with Messrs. Nichols and Lavin, which consists of directors who are not officers, employees or controlling limited partners of NLP, or affiliated with the Nichols and Lavin Limited Partners.  The 13E-3 Filing Persons believe that the Special Committee was therefore able to represent the interests of the public unitholders without the potential conflicts of interest that the foregoing relationships would otherwise have presented;

•	The Special Committee was given authority to retain, and did retain, its own independent legal advisor, which the Special Committee determined had no relationship creating a potential conflict;

•
The Special Committee was given the authority to retain, and did retain, its own independent financial advisor, which, in the Special Committee’s view, does not have any relationships that would compromise its independence;

•
The Special Committee and its advisors conducted an extensive due diligence investigation of NLP before commencing negotiations, which the 13E-3 Filing Persons believe provided the Special Committee and its advisors with the information necessary to effectively represent the interests of the public unitholders;

•	The Nichols and Lavin Limited Partners did not participate in or have any influence over the conclusions reached by the Special Committee or the negotiating positions of the Special Committee;

•
The merger was approved unanimously by the Special Committee, which determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, the public unitholders of NLP and on terms no less favorable to the public unitholders of NLP than those generally being provided to or available from unaffiliated third parties;

•
The Board of Directors recommended that the public unitholders vote to adopt the merger agreement.  The action by the Board of Directors included a separate approval of the merger agreement, the voting and support agreement and the merger by all of the independent directors of NLP, including the members of the Special Committee.  In addition, Messrs. Nichols and Lavin were not part of the Board of Directors’ deliberation of the merger agreement;

•
The merger consideration and other terms and conditions of the merger agreement were the result of active negotiations between Messrs. Nichols and Lavin and the Special Committee and their respective financial and legal advisors;

•
The Special Committee was deliberate in its analysis and evaluation of Messrs. Nichols and Lavin’s proposal, and its negotiations with Messrs. Nichols and Lavin of the terms of the proposed merger ultimately resulted in a more than 43% increase in the merger consideration over that initially proposed by Messrs. Nichols and Lavin;

•	The merger is subject to the approval of a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners;

•	There is no fee payable by NLP to Mr. Nichols, Mr. Lavin, Parent or Merger Sub in the event the merger or the merger agreement is abandoned prior to its consummation for any reason; and

•
In certain circumstances prior to obtaining limited partner approval, NLP is permitted to furnish information to and participate in discussions or negotiations with persons making acquisition proposals for NLP and the Special Committee is permitted to withdraw or modify its recommendation of the merger agreement.

The 13E-3 Filing Persons did not consider NLP’s net book value or liquidation value in their evaluation of the fairness of the merger to the public unitholders of NLP because the 13E-3 Filing Persons did not believe that NLP’s net book value or liquidation value were material or relevant to a determination of the substantive fairness of the merger.  The 13E-3 Filing Persons did not believe that NLP’s net book value was material to their conclusion regarding the substantive fairness of the merger because, in their view, net book value is not indicative of NLP’s market value since it is a purely historical measurement of financial position in accordance with U.S.  generally accepted accounting principles (“GAAP”) and is not forward-looking or wholly based on fair value.  The 13E-3 Filing Persons did not consider the liquidation value of NLP to be a relevant valuation methodology because liquidation was not an acceptable option to the Nichols and Lavin Limited Partners, who are the controlling limited partners of NLP.

The 13E-3 Filing Persons did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the merger.  Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.

Purpose of and Reasons of the 13E-3 Filing Persons for the Merger

For the 13E-3 Filing Persons, the purpose of the merger is to enable the Nichols and Lavin Limited Partners to acquire all of the limited partnership units of NLP that they do not already own in a transaction in which the public unitholders of NLP will be cashed out for $7.50 per Unit, with NLP becoming a privately owned company immediately following the merger.  The 13E-3 Filing Persons decided to pursue the merger because they believe that NLP can be operated more effectively as a privately-owned company.  In addition, the 13E-3 Filing Persons believe that the merger will allow the public unitholders to receive a significantly attractive value for their Units, which value had not been reflected in the recent trading price of our Units.  The 13E-3 Filing Persons believe that, because of the substantial risks to NLP’s business presented by market developments, including the volatile real estate industry, increased competition and NLP’s leveraged capital structure, being a privately-owned company is the best way for NLP to operate profitably, and contribute to the communities in which NLP operates.

As a privately-owned company, NLP would have increased flexibility to make decisions that may negatively affect quarterly results but that may, over the long term, increase NLP’s value.  In contrast, as a publicly-traded company, NLP currently faces public limited partner pressure to make decisions that may produce better short-term results, but which may over the long term lead to a reduction in the per unit price of its publicly-traded equity securities.  As a privately-owned company, NLP would also be relieved of many of the other burdens and constraints imposed on public companies, including the costs and other burdens of complying with the substantive requirements of the federal securities laws, including the Sarbanes Oxley Act.  The need for management to be responsive to public limited partner concerns and to engage in an ongoing dialogue with public limited partners may at times distract management’s time and attention from the effective operation and improvement of the business.  The 13E-3 Filing Persons have undertaken to pursue the merger at this time (as opposed to any other time in NLP’s public company history) in light of the risks to NLP’s business referred to above and the persistently sluggish performance of NLP’s Unit price.

Plans for NLP after the Merger

After the effective time of the merger, the 13E-3 Filing Persons anticipate that NLP will continue its current operations, except that it will cease to be a public company and will instead be wholly-owned by the Nichols and Lavin Limited Partners.  Messrs. Nichols and Lavin have advised NLP that they do not have any current plans or proposals that relate to or would result in an extraordinary corporate transaction following completion of the merger involving NLP’s limited partnership structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets.  Messrs. Nichols and Lavin expect to continuously evaluate and review NLP’s business and operations following the merger and may develop new plans and proposals that they consider appropriate to maximize the value of NLP.  Messrs. Nichols and Lavin expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

Effects of the Merger

Private Ownership

If the merger agreement is adopted by NLP’s limited partners and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into NLP, with NLP continuing as the Surviving Entity.  See “Structure and Steps of the Merger.” As a result of the merger, NLP, as the Surviving Entity, will be a private company that is wholly-owned by the Nichols and Lavin Limited Partners.  Except for the Nichols and Lavin Limited Partners, none of our current limited partners will have any ownership interest in, or be a limited partner of, NLP after completion of the merger.

Directors and Management of the Surviving Entity

Managing GP will be the managing general partner of NLP following the merger, and it is further contemplated that the “affiliated” officers and directors of Managing GP immediately prior to the effective time of the merger will continue to be the officers and directors of Managing GP following the merger.

NLP’s certificate of limited partnership and the Partnership Agreement will remain unchanged and serve as the certificate of limited partnership and limited partnership agreement of the Surviving Entity following the merger, until such time as the certificate of limited partnership and the Partnership Agreement are further amended.

Primary Benefits and Detriments of the Merger

As a result of the merger, NLP will be a privately-owned company and there will be no public market for its limited partnership units.  Upon the completion of the merger, our Units will be delisted from the NYSE MKT.  In addition, the registration of our Units under Section 12 of the Exchange Act will be terminated.

The primary benefits of the merger to NLP’s public unitholders include the following:

•
The receipt by such limited partners of $7.50 per Unit in cash represents a 129% premium over the average trading price ($3.28) of the Units on the NYSE MKT during the 52-week period ending on August 30, 2012; and

•	The avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our leverage, following the merger.

The primary detriments of the merger to NLP’s public unitholders include the following:

•
Such limited partners will cease to have an interest in NLP and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of NLP or payment of distributions on our Units, if any; and

•
In general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S.  federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws.  As a result, a NLP limited partner who receives cash in exchange for all of such limited partner’s Units in the merger generally will be required to recognize gain as a result of the merger for U.S.  federal income tax purposes if the amount of cash received exceeds such limited partner’s aggregate adjusted tax basis in such Units.

The primary benefits of the merger to the Nichols and Lavin Limited Partners include the following:

•
If NLP successfully executes its business strategies, the value of their equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of NLP or the payment of distributions, if any, that will accrue to the Nichols and Lavin Limited Partners;

•	NLP will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

•	NLP will have more flexibility to change its capital spending strategies without public market scrutiny or investors’ quarterly expectations;

•	NLP will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny; and

•
The Nichols and Lavin Limited Partners, as the owners of NLP, will become the beneficiaries of the savings associated with the reduced burden of complying with the substantive requirements that federal securities laws, including the Sarbanes Oxley Act, impose on public companies. Such savings are expected by the Nichols and Lavin Limited Partners to be approximately $1,500,000 to $2,000,000 million per year.

The primary detriments of the merger to the Nichols and Lavin Limited Partners include the following:

•	All of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Nichols and Lavin Limited Partners;

•	The business risks facing NLP, including increased volatility in the real estate market and increased competition, will be borne by the Nichols and Lavin Limited Partners;

•
The amount of debt of NLP, which was approximately $343 million as of the date of this proxy statement, and the risks and uncertainties of refinancing debt maturities as they come due, together with risks of interest rate volatility, will be borne by the Nichols and Lavin Limited Partners;

•
An equity investment in the Surviving Entity by any of the Nichols and Lavin Limited Partners following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and

•	Following the merger, there will be no trading market for the Surviving Entity’s equity securities.

Effects of the Merger on NLP’s Net Book Value and Net Income

At September 30, 2012, NLP had a consolidated net book value of $28 million, or $2.53 per Unit, and reported a net loss of $8.65 million for the nine months ended September 30, 2012.  Based upon their respective aggregate unit ownerships, the Nichols and Lavin Limited Partners had an indirect approximate 61.9% interest in that net book value and net income.  Limited partners other than the Nichols and Lavin Limited Partners owned the remaining indirect approximate 38.1% interest in the net book value and net income.  Following the consummation of the merger, the Nichols and Lavin Limited Partners will have a direct 100% ownership interest in the Surviving Entity’s net book value and net income or loss and the other current limited partners of NLP will have no direct or indirect interest in that net book value and net income or loss.  The table below sets forth the interest of each of the 13E-3 Filing Persons in NLP’s net book value and net earnings prior to and immediately following merger, based on NLP’s net book value as of September 30, 2012, and the net income of NLP for the nine months ended September 30, 2012.

Ownership Prior to the Merger							Ownership After the Merger
	Net Book Value		Earnings		Units		Net Book Value		Earnings		Units
	$ in		$ in		in		$ in		$ in		in
Name of Beneficial Owner	thousands	%	thousands	%	thousands	%	thousands	%	thousands	%	thousands	%
NTS Realty Holdings Limited Partnership	-	*	-	*	-	*	-	*	-	*	-	*
NTS Realty Capital, Inc.	-	*	-	*	-	*	-	*	-	*	-	*
NTS Merger Parent, LLC	-	*	-	*	-	*	-	*	-	*	-	*
NTS Merger Sub, LLC	-	*	-	*	-	*	-	*	-	*	-	*
J.D. Nichols	17,334	61.7	(5,342)	61.7	6,848	61.7	28,041	99.7	(8,640)	99.7	6,848	99.7
Brian F. Lavin	45	*	(14)	*	18	*	45	*	(14)	*	18	*

*	Less than one percent.

Accounting Treatment and Pro Forma Information

Because the merger consideration to be received by the public unitholders will consist solely of cash and such unitholders will have no continuing interest in NLP after the merger, (i) pro forma information disclosing the effect of the transaction on NLP’s balance sheet, statement of income, earnings per Unit, ratio of earnings to fixed charges and book value per Unit and (ii) a summary of the accounting treatment of the merger have not been presented.

Interests of Certain Persons in the Merger

In considering the recommendations of the Special Committee and of the Board of Directors with respect to the merger, NLP’s public unitholders should be aware that certain officers and directors of NLP’s Managing GP have interests in the merger that are different from, or in addition to, the interests of NLP’s public unitholders in general.  As discussed above, Mr. Nichols is the Chairman of the Board of Directors and Mr. Lavin is the Managing GP’s President and Chief Executive Officer and Messrs. Nichols and Lavin indirectly own 100% of the ownership interests of Merger Sub.  The members of the Board of Directors and the Special Committee were aware of such interests in the proposed merger when deciding to approve the merger, as was the Special Committee when deciding to recommend such approval.  See “— Background of the Merger” and “Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger.”

Phantom Units

Non-employee Director Phantom Units.  Immediately prior to the effective time of the merger, the compensation deferred by each non-employee member of the Board of Directors and represented by phantom units pursuant to the Directors Plan will be issued to such nonemployee member of the Board of Directors as Units and will be converted automatically into and thereafter represent the right to receive the merger consideration.

Officer Phantom Units.  The compensation deferred by each officer of Managing GP and represented by phantom units pursuant to the NLP Officers Deferred Equity Bonus Plan (the “Officers Plan”) will remain deferred pursuant to the Officers Plan and will remain subject to the terms of the Officers Plan.

In connection with the merger, we estimate that our non-employee directors will immediately receive $583,313 from the settlement of their phantom units.

The following table sets forth, for each of our directors and executive officers (other than Messrs. Nichols and Lavin), the consideration to be provided in connection with the merger, based on their ownership of our Units and deferred compensation represented by phantom units as of January 31, 2013:

Name	Merger Consideration to be Received for Units	Merger Consideration to be Received for Deferred Compensation Represented by Phantom Units(1)	Total Consideration
Mark D. Anderson	$0	$90,983	$90,983
John S. Lenihan	$7,500	$297,893	$305,393
John Daly	$7,500	$194,438	$201,938

Gregory A. Wells	$7,500	$0	$7,500
Total	$22,500	$583,313	$605,813
(1)	Units will be issued as a result of the merger and the merger consideration in respect thereof will be payable promptly following the merger.

Other Merger-Related Compensation

None of our executive officers will receive any compensation or benefits, such as “golden parachute” payments, or enhancements to their existing compensation or benefit arrangements, in connection with the merger.

Indemnification of Directors

The merger agreement provides that until the sixth anniversary of the effective time of the merger, the Surviving Entity will provide to present and former directors and officers of NLP’s Managing GP or any NLP subsidiary the right to indemnification, advancement of expenses and exculpation provided for them in the constituent documents of NLP and the NLP subsidiaries on terms no less favorable as in effect on the date of the merger agreement.

The merger agreement provides that the Surviving Entity will maintain, until the sixth anniversary of the effective time of the merger, officers’ and directors’ liability insurance covering NLP’s Managing GP’s present and former officers and directors at the effective time of the merger, on terms with respect to coverage and amounts no less favorable than those of the applicable policies in effect on the date of the merger agreement, with respect to matters occurring prior to the effective time of the merger.

Special Committee Compensation

At a meeting of the Board of Directors on September 12, 2012, the Board of Directors approved compensation arrangements for the members of the Special Committee.  Mark D. Anderson, John S. Lenihan and John Daly each will receive compensation of $500 per meeting of the Special Committee commencing September 12, 2012 as members of the Special Committee.  Also commencing September 12, 2012, Mr. Anderson will receive compensation of $6,500 per month for service as chairman of the Special Committee and Messrs. Lenihan and Daly will each receive compensation of $5,000 per month for service as members of the Special Committee.

Material United States Federal Income Tax Consequences

The following is a discussion of the material United States federal income tax consequences of the merger that may be relevant to current unitholders of NLP. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing final Treasury regulations promulgated under the Code (the “Treasury Regulations”), administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the actual tax consequences of the merger to vary substantially from the tax consequences described below.

 NLP has not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the tax matters discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

 The discussion does not purport to be a complete description of all United States federal income tax consequences of the merger.  Moreover, the discussion focuses on unitholders of NLP who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, and other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), mutual funds, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, or persons that hold Units as part of a hedge, straddle or conversion transaction or those who received their Units as compensation.  Further, this summary does not address the United States federal income tax consequences of the merger to limited partners, partners or beneficiaries of an entity that is a holder of Units; United States federal estate, gift or alternative minimum tax consequences of the merger; United States federal income tax consequences to persons who hold Units in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the merger; or the United States federal income tax consequences to any person that will own directly, indirectly or constructively Units following the merger. For example, this summary does not address the United States federal income tax consequences of the merger to the Nichols and Lavin Limited Partners. Also, this discussion assumes that Units are held as capital assets at the time of the merger.

 Each holder of Units should consult its own tax advisor regarding the tax consequences of the merger to the holder in the holder’s particular situation, including any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction and the possible effects of changes in United States federal or other tax laws. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal, tax returns that may be required to be filed by such unitholder.

 A “U.S. Holder” means a beneficial owner of Units that, for United States federal income tax purposes, is:  (i) a citizen or individual resident of the United States; (ii) a corporation, including any entity classified as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust that is either subject to the primary supervision of a court within the United States and the control of one or more United States persons or has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” means a beneficial owner of Units that is not a U.S. Holder (other than a partnership, including an entity classified as a partnership for United States federal income tax purposes).  We urge holders of Units that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of the merger, including potential application of United States withholding taxes and possible eligibility for benefits under applicable income tax treaties.

If a partnership (including an entity classified as a partnership for United States federal income tax purposes) holds Units, the tax treatment of each of its partners generally will depend upon the status of the partner and the activities of the partnership.  Partners of partnerships holding Units should consult their own tax advisors regarding the United States federal tax consequences of the merger.

Tax Consequences of the Merger

 Tax Treatment as a Taxable Disposition to U.S. Holders

 If the merger is completed as contemplated by the merger agreement, Merger Sub will be merged with and into NLP and holders of Units (other than the Nichols and Lavin Limited Partners) will receive the merger consideration of $7.50 in cash for each Unit. For United States federal income tax purposes, the merger will be treated as a taxable disposition by U.S. Holders (other than the Nichols and Lavin Limited Partners).

 Recognition of Gain or Loss by U.S. Holders

 In general, for United States federal income tax purposes, a U.S. Holder receiving the merger consideration will recognize gain or loss in an amount equal to the difference, if any, between the amount realized by that U.S. Holder and that U.S. Holder’s adjusted tax basis in the U.S. Holder’s Units.

 Generally, a U.S. Holder’s initial tax basis for the U.S. Holder’s Units will have been the amount the U.S. Holder paid for the Units plus the U.S. Holder’s share of NLP’s nonrecourse liabilities. That tax basis will have been increased by the U.S. Holder’s share of NLP’s income and by any increases in the U.S. Holder’s share of NLP’s nonrecourse liabilities. That tax basis will have been decreased, but not below zero, by distributions from NLP to the U.S. Holder, by the U.S. Holder’s share of NLP’s losses, by any decreases in U.S. Holder’s share of NLP’s nonrecourse liabilities, and by U.S. Holder’s share of NLP’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A U.S. Holder has no share of NLP’s debt that is recourse to NLP’s general partners, but has a share (generally based on the U.S. Holder’s share of NLP’s profits) of NLP’s nonrecourse liabilities.

 A U.S. Holder’s amount realized will be measured by the sum of the merger consideration received by the U.S. Holder plus the U.S. Holder’s share of NLP’s nonrecourse liabilities immediately prior to the merger. Because the amount realized includes a U.S. Holder’s share of NLP’s nonrecourse liabilities, the gain recognized could result in a tax liability in excess of the cash received as the merger consideration. However, based on the prices at which the holders of Units have purchased their Units, it is not anticipated that existing U.S. Holders will recognize additional taxable gain as a result of their allocation of such nonrecourse liabilities of NLP.

 Prior distributions from NLP to a U.S. Holder in excess of cumulative net taxable income for a Unit that decreased the U.S. Holder’s tax basis in that Unit will, in effect, become taxable income if the amount realized is greater than the U.S. Holder’s tax basis in that Unit (up to the amount realized), even if the merger consideration received is less than the original cost for the Unit.

 Except as noted below, gain or loss recognized by a U.S. Holder (other than a “dealer” in Units) as a result of the merger generally will be taxable as capital gain or loss. Capital gain recognized by a non-corporate taxpayer with respect to Units held for more than one year generally will be taxed at a maximum United States federal income tax rate of 20%.  However, a portion (which likely will be substantial) of a U.S. Holder’s gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to “unrealized receivables” or to “inventory items” owned by NLP. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a Unit and may be recognized even if there is a net taxable loss realized on the sale of a Unit. Thus, a U.S. Holder may recognize both ordinary income and a capital loss upon a sale of Units. Capital losses may offset capital gains and up to $3,000 of ordinary income in the case of non-corporate taxpayers, but capital losses may only be used to offset capital gains in the case of corporate taxpayers.  In addition, a U.S. Holder that disposes of the U.S. Holder’s Units in the merger generally is subject to United States federal income tax at a maximum rate of 25% on certain real estate recapture income that the U.S. Holder would have recognized if NLP had sold all of its assets for their fair market value.

 Limitations on Deductibility of Losses by U.S. Holders

 A U.S. Holder’s ability to deduct the U.S. Holder’s allocable share of NLP’s losses is limited to the tax basis in the U.S. Holder’s Units and, in the case of a U.S. Holder that is an individual, estate, trust, or C corporation (if more than 50% of the value of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations) to the amount for which the U.S. Holder is considered to be “at risk” with respect to NLP’s activities, if that amount is less than its tax basis. These rules generally apply at the partner or shareholder level if the U.S. Holder is a partnership or S corporation, respectively. A U.S. Holder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a U.S. Holder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that the U.S. Holder’s at-risk amount is subsequently increased, provided such losses do not exceed the U.S. Holder’s tax basis in the U.S. Holder’s Units. Upon the taxable disposition of a Unit, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the tax basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

 In general, a U.S. Holder is at risk to the extent of the tax basis of the U.S. Holder’s Units, excluding any portion of that tax basis attributable to the U.S. Holder’s share of NLP’s nonrecourse liabilities, reduced by (i) any portion of the tax basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the U.S. Holder borrows to acquire or hold the U.S. Holder’s Units, if the lender of those borrowed funds owns an interest in NLP, is related to the U.S. Holder, or can look only to the Units for repayment. A U.S. Holder’s at-risk amount increases or decreases as the tax basis of the U.S. Holder’s Units increases or decreases, other than as a result of increases or decreases in the U.S. Holder’s share of NLP’s nonrecourse liabilities.

 In addition to the tax basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, and certain closely-held corporations and personal service corporations can deduct losses from passive activities (which are generally trade or business activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, in some circumstances, a U.S. Holder may have suspended passive activity losses attributable to the U.S. Holder’s allocations of income and loss from NLP. As a result of the U.S. Holder’s disposition of the U.S. Holder’s entire interest in NLP pursuant to the merger, the U.S. Holder generally will be entitled to deduct any suspended passive activity losses in full. However, the passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the tax basis limitations which may otherwise prevent the deduction of the passive activity losses.

Medicare Surtax to U.S. Holders

U.S. Holders that are individuals, estates or certain trusts are required to pay a 3.8% Medicare surtax on the lesser of (i) the U.S. Holder’s “net investment income” in the case of an individual, or undistributed “net investment income” in the case of an estate or trust, in each case for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income in the case of an individual, or adjusted gross income in the case of an estate or trust, in each case for the relevant taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). Net investment income generally includes interest, dividends, capital gains, unless such income or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities) and other income from passive activities. A U.S. Holder that is an individual, trust or estate should consult the U.S. Holder’s tax advisor regarding the applicability of the Medicare surtax to the income from the merger consideration received in exchange for Units.

 Non-U.S. Holders of Units

 A non-U.S. Holder that receives the merger consideration in exchange for non-U.S. Holder’s Units will be subject to United States federal income tax on any gain realized from the sale or disposition of the Units to the extent the gain is effectively connected with a United States trade or business of the non-U.S. Holder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. Holder of NLP is considered to be engaged in a trade or business in the United States by virtue of the United States activities of NLP, and part or all of the non-U.S. Holder’s gain will be effectively connected with that non-U.S. Holder’s indirect United States trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. Holder generally is subject to United States federal income tax upon the sale or disposition of a Unit if (i) the non-U.S. Holder owned (directly or constructively, applying certain attribution rules) more than 5% of Units at any time during the five-year period ending on the date of the disposition and (ii) 50% or more of the fair market value of all of NLP’s assets consisted of United States real property interests at any time during the shorter of the period during which the non-U.S. Holder held the Units or the 5-year period ending on the date of disposition. Currently, more than 50% of NLP’s assets consist of United States real property interests. Therefore, non-U.S. Holders may be subject to United States federal income tax on their gain resulting from the merger.

 Backup Withholding and Information Reporting

 Payment of the cash consideration with respect to the merger may be subject to information reporting and backup withholding at the applicable rate (currently 28%), unless the holder of Units properly certifies the unitholder’s taxpayer identification number or otherwise establishes an exemption from backup withholding and complies with all other applicable requirements of the backup withholding rules. These requirements will be set forth in the letter of transmittal to the unitholders that will also contain instructions for effecting the surrender of all Unit certificates and Units represented by book-entry in exchange for the merger consideration and should be carefully reviewed by each unitholder of NLP. Backup withholding is not an additional tax. Any amounts so withheld may be allowed as a refund or a credit against such unitholder’s United States federal income tax liability, if any, provided that the required information is properly and timely furnished to the IRS.

Structure and Steps of the Merger

If the merger agreement is adopted by NLP’s limited partners and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into NLP, with NLP continuing as the Surviving Entity.  When the merger is completed, each Unit (other than Units owned by the Nichols and Lavin Limited Partners) will be cancelled and will be converted into the right to receive the merger consideration of $7.50 in cash.  In the merger, the Nichols and Lavin Limited Partners’ Units will remain issued and outstanding.  All of the outstanding membership interests of Merger Sub will be cancelled and cease to exist.

The Merger

Merger Sub will merge with and into NLP, with NLP continuing as the Surviving Entity.  For a detailed description of the merger agreement, see “The Merger Agreement” beginning on page 40.  In the merger, at the effective time:

Limited Partnership Units

•
Each NLP limited partnership unit issued and outstanding immediately prior to the effective time of the merger (other than units held by the Nichols and Lavin Limited Partners) will be cancelled and converted into the right to receive a cash payment of $7.50, which is referred to as the “merger consideration;”

•	Each NLP limited partnership unit that is held by the Nichols and Lavin Limited Partners immediately prior to the effective time of the merger will remain issued and outstanding; and

•	All of the outstanding membership interests of Merger Sub shall be cancelled and shall cease to exist.

Phantom Units

•
Immediately prior to the effective time of the merger, the compensation deferred by each non-employee member of the Board of Directors and represented by phantom units pursuant to the Directors Plan will be issued to such nonemployee member of the Board of Directors as Units and will be converted automatically into and thereafter represent the right to receive the merger consideration; and

•
The compensation deferred by each officer of Managing GP and represented by phantom units pursuant to the Officers Plan will remain deferred pursuant to the Officers Plan and will remain subject to the terms of the Officers Plan.

Voting and Support Agreement

The Nichols and Lavin Limited Partners have entered into a voting and support agreement with NLP and Managing GP, pursuant to which the Nichols and Lavin Limited Partners have, among other things:

•	agreed to vote all of the Units owned by them in favor of the adoption of the merger agreement;

•
agreed not to (i) acquire or make any proposal to acquire (a) any Units, (b) any property of NLP or (c) any rights or options to acquire any Units, (ii) make or participate in any solicitation of proxies to vote in respect of the matters set forth in clause (i) or (iii) commence a tender or exchange offer for Units at a price below $7.50; and

•
agreed not to (a) offer, sell, contract to sell, pledge, assign, distribute by gift or donation or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of any of their Units (b) grant any proxy or power of attorney or enter into any voting agreement or other arrangement with respect to their units (other than in accordance with the voting and support agreement) or (c) deposit any of their Units into a voting trust.

The voting and support agreement terminates on the earlier of (a) the termination of the merger agreement in accordance with its terms, (b) a written agreement between the Nichols and Lavin Limited Partners and NLP and Managing GP (the “Partnership Parties”) (in the case of the Partnership Parties, acting through the Special Committee) to terminate the voting and support agreement and (c) the consummation of the merger.  The termination of the voting and support agreement in accordance with these provisions will not relieve any party from liability for any willful breach of its obligations under the voting and support agreement committed prior to such termination.

Financing of the Merger

The total amount of funds necessary to consummate the merger is anticipated to be approximately $33.6 million, consisting of (1) approximately $32.3 to fund the payment of the merger consideration, approximately $583,000 of which will be used to fund the merger consideration for deferred compensation previously represented by phantom units, and (2) approximately $1.3 million to pay transaction fees and expenses.  Under the merger agreement, the completion of the merger is conditioned upon the receipt by Parent and Merger Sub (the “Parent Parties”) of financing pursuant to the Commitment Letter from Quince that is sufficient to pay the merger consideration and related expenses of the transaction.

Quince Associates has delivered to Messrs. Nichols and Lavin the Commitment letter, pursuant to which Quince Associates has committed to loan an aggregate of $32.1 million to Messrs. Nichols and Lavin or an entity wholly owned by them, representing the merger consideration of approximately $31.7 million and estimated expenses of approximately $379,000 for legal fees incurred by Quince Associates in the preparation of definitive loan documents and facility origination fees required by Quince Associates.  The Commitment Letter provides for interest at a fixed rate of 12.00% and a collateral pledge of substantially all of the Units held by Messrs. Nichols and Lavin.

 The obligations of Quince Associates to fund the amounts under the Commitment Letter are conditioned upon (1) there being no material disruption of the financial markets which, in Quince Associates’ opinion, impacts pricing or availability of credit in a material way, (2) the financing closing by September 30, 2013, (3) there being no material adverse change with respect to the financial condition or business of any of Messrs. Nichols or Lavin or any of their respective subsidiaries or of any other guarantors under the Commitment Letter, (4) any statements, information, materials, representations or warranties provided to Quince Associates by Messrs. Nichols and Lavin in connection with the financing proving to be untrue or inaccurate in any material respect and (5) resolution of all tax, accounting, and legal matters incident to the transactions contemplated by the Commitment Letter, including, without limitation, definitive documentation.  Either Quince Associates or Messrs. Nichols and Lavin may terminate the Commitment Letter if definitive credit documentation governing the financing have not been executed by March 15, 2013.  In addition, NLP is a third-party beneficiary under the Commitment Letter. There is no alternative financing plan at this time.

Estimated Fees and Expenses

Under the terms of the merger agreement, all expenses will be borne by the party incurring such expenses and expenses associated with the preparation, printing, filing and mailing of this proxy statement and the Schedule 13E-3 and any amendments or supplements thereto, and the solicitation of limited partner approvals will be borne equally by the Partnership Parties and the Parent Parties.

Centerboard Securities has provided certain financial advisory services to the Special Committee in connection with the merger.  NLP will pay Centerboard Securities compensation for their services and NLP has agreed to reimburse Centerboard Securities for all reasonable out-of-pocket expenses incurred by them, including certain reasonable fees and expenses of legal counsel, and to indemnify Centerboard Securities against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws.  See “Opinion of Financial Advisor to the Special Committee” for more information about Centerboard Securities’ compensation.

NLP has appointed Rita K. Martin, NLP’s Manager of Investor Services, as a proxy solicitation and information agent, and Wells Fargo Shareowner Services as the paying agent, in connection with the merger.  Ms. Martin may contact holders of NLP limited partnership units by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee limited partners to forward materials relating to the merger to beneficial owners.

Ms. Martin will act as a proxy solicitation and information agent in connection with the merger in her capacity as Manager of Investor Services, and will not receive additional compensation for her services.  NLP will pay the paying agent reasonable and customary compensation for its services in connection with the merger, plus reimbursement for out-of-pocket expenses, and will indemnify the paying agent against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.  Brokers, dealers, commercial banks and trust companies will be reimbursed by NLP for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by the Partnership, or in certain circumstances described above, by the Parent Parties, in connection with the merger:

(In thousands)
Legal	$775
Financial Advisors*	$425
Accounting	$25
Printing and Mailing**	$24
SEC Filing Fees**	$5
Paying Agent	$10
Proxy Solicitation and Information Agent	$10
Miscellaneous	$10
Total	$1,284

*
Consisting of fees paid or payable to Centerboard Securities of $425,000.  For more information regarding fees paid or payable to Centerboard Securities, see “Opinion of Financial Advisor to the Special Committee.”

**	Consisting of fees borne equally by the Partnership Parties and the Parent Parties.

Certain Legal Matters

Certain Litigation

On January 25, 2013, a purported class action lawsuit was filed against us, Parent, Merger Sub, Managing GP, NTS Realty Partners, LLC, our non-managing general partner, and all of Managing GP’s directors in the Jefferson County Circuit Court of the Commonwealth  of Kentucky, under the caption Dannis, Stephen, , et al v. Nichols, J.D., , et al.  The lawsuit alleges a variety of causes of action challenging the proposed merger, including that the named directors have breached their fiduciary duties in connection with the proposed merger.  The plaintiffs seek injunctive relief, rescission of the merger or rescissory damages, as well as costs, including a reasonable allowance for fees and expenses of plaintiffs’ attorneys and experts.

The obligations of the Partnership Parties and the Parent Parties to effect the merger are subject to the requirement that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any governmental entity restraining, enjoining or otherwise prohibiting the consummation of the merger shall be in effect at or prior to the effective time.  Further, in the event that the litigation summarized above results in an order enjoining or otherwise prohibiting the consummation of the merger and such injunction, other legal restraint or order shall have become final and nonappealable, then both the Partnership Parties and the Parent Parties will have the right to terminate the merger agreement as a result of the litigation.

Provisions for Unaffiliated Security Holders

No provision has been made to grant NLP’s limited partners, other than the Nichols and Lavin Limited Partners or their affiliates, access to the partnership files of NLP or any other party to the merger or to obtain counsel or appraisal services at the expense of NLP or any other such party.

Appraisal Rights of Limited Partners

If the merger is consummated, holders of NLP limited partnership units who do not vote in favor of adoption of the merger agreement will not be entitled to appraisal rights under Delaware law or the Partnership Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of NLP, as well as certain information relating to the merger, including, without limitation, statements preceded by, followed by or that include the words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will,” or the negative of those and other comparable words.  We believe it is important to communicate management’s expectations to NLP’s limited partners.  However, there may be events in the future that we are not able to accurately predict or over which we have no control.  The risk factors listed in our Annual Report on Form 10-K for the year ended December 31, 2011, as well as any other cautionary language in this proxy statement, provide examples of risks, uncertainties and events that may cause NLP’s actual results to differ materially from the expectations we describe in our forward- looking statements.  You should be aware that the occurrence of the events described in these risk factors and elsewhere in this proxy statement could have a material adverse effect on NLP’s business, operating results and financial condition.  Examples of these risks include:

•
with respect to the merger: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure of required conditions to close the merger; (2) the outcome of any legal proceedings that have been or may be instituted against NLP and others; (3) the inability to obtain unitholder approval or the failure to satisfy other conditions to completion of the merger, including the inability of the parties to consummate the proposed financing for the merger; (4) risks that the proposed transaction disrupts current plans and operations; (5) the performance of Parent, Merger Sub and the Nichols and Lavin Limited Partners and (6) the amount of the costs, fees, expenses and charges related to the merger;

•	the ability of NLP to pay distributions to its unitholders;

•	potential reforms to Fannie Mae and Freddie Mac could adversely affect NLP’s performance;

•	resolution of potential future legal claims;

•	the general economic conditions in the United States of America;

•	the effects of climate change;

•	competition for acquisitions that may result in increased prices for properties;

•	losses at NLP’s properties that are not covered by insurance;

•	risks associated with real estate assets and the real estate industry in general, including:

•	local oversupply, increased competition or reduction in demand for office, business centers or multifamily properties;

•	inability to collect rent from tenants;

•	vacancies or NLP’s inability to rent space on favorable terms;

•	increased operating costs, including insurance premiums, utilities and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	changing market demographics; and

•	NLP’s inability to acquire and finance properties on favorable terms.

•	significant competition may decrease the occupancy and rental rates of NLP’s properties;

•	NLP’s debt level reduces cash available for distribution and could expose NLP to the risk of default under its debt obligations;

•	potential costs related to government regulation and private litigation over environmental matters;

•	NLP may incur significant costs complying with other regulations, such as state and local fire and life safety requirements;

•	risks associated with investments in properties through joint ventures or as tenants in common;

•	NLP’s dependence upon the economic climates of its markets—Atlanta, Ft. Lauderdale, Indianapolis, Lexington, Louisville, Memphis, Nashville, Orlando and Richmond;

•	the completion of potential material acquisitions may require debt and/or equity financing which may not be available to NLP on commercially favorable terms, or at all;

•	covenants related to NLP’s indebtedness limit NLP’s operational flexibility; and

•
the other factors described in NLP’s Form 10-K for the fiscal year ended December 31, 2011, including under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein.

We disclaim any obligation to update or revise the forward-looking statements contained herein, except as otherwise required by applicable federal securities laws.  The Transaction Statement on Schedule 13E-3 filed with the SEC with respect to the proposed merger (the “Schedule 13E-3”) will be amended to report any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

THE SPECIAL MEETING

Date, Time and Place

The special meeting of limited partners of NLP will be held on [__________], 2013 at 10:30 A.M., Eastern Time, at NLP’s corporate headquarters located at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222.

Purpose

At the special meeting, you will be asked:

1.      To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 27, 2012, among Parent, Merger Sub, Managing GP and NLP, as it may be amended from time to time, which, among other things, provides for the merger of Merger Sub with and into NLP, with NLP continuing as the surviving limited partnership.

2.      To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Record Date and Quorum Requirement

We have fixed [__________], 2013, as the record date.  Only holders of record of Units as of the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.  At the close of business on the record date, we expect that there will be approximately 11,095,274 Units issued and outstanding held by approximately 3,600 holders of record.

Each holder of record of Units at the close of business on the record date is entitled to one vote for each Unit then held on each matter submitted to a vote of limited partners at the special meeting.

The presence, in person or by proxy, of limited partners entitled to cast a majority of all votes entitled to be cast by the limited partners will constitute a quorum for the special meeting.  If you are a record holder on the record date and vote by proxy or in person at the special meeting, you will be counted for purposes of determining whether there is a quorum at the special meeting.  Units that are present and entitled to vote but abstain from voting will be counted for purposes of determining whether a quorum is present, but their abstention will have the same effect as a vote “against” the merger proposal.  Brokers, banks and other nominees holding Units for beneficial owners will not have discretionary power to vote the Units they hold unless they receive instructions from the beneficial owners of such Units.  Uninstructed Units result in “broker non-votes,” which will have the same effect as votes “against” the merger proposal but will be counted for the purpose of determining whether there is a quorum for the transaction of business at the special meeting.

Voting by Proxy

Holders of record can ensure that their Units are voted at the special meeting by completing, signing, dating and mailing the enclosed proxy card in the enclosed postage-prepaid envelope.  Submitting instructions by this method will not affect your right to attend the special meeting and vote.

Submitting Your Proxy Via Telephone or the Internet

Submitting your proxy via telephone or the Internet is fast, convenient and your proxy is immediately confirmed and tabulated.  If you choose to submit your proxy via telephone or the Internet, instructions to do so are set forth on the enclosed proxy card.  The telephone and Internet proxy procedures are designed to authenticate proxies by use of a personal identification number, which appears on the proxy card.  These procedures, which comply with Delaware law, allow limited partners to appoint a proxy to vote their units and to confirm that their instructions have been properly recorded.  If you submit your proxy via telephone or the Internet, you do not have to mail in your proxy card, but your proxy must be received by 11:59 P.M., Eastern Time, on [________], 2013.

If you own your Units in your own name, you can submit your proxy via the Internet in accordance with the instructions provided on the enclosed proxy card.  If your Units are held by a bank, broker or other nominee, please follow the instructions provided with your proxy materials to determine if Internet or telephone voting are available.  If your bank or broker does make Internet or telephone voting available, please follow the directions provided on the voting form supplied by your bank or broker.

Revoking Your Proxy

You may revoke your proxy at any time before your Units are voted at the special meeting by:

•	sending a written notice of your revocation to Gregory A. Wells, Chief Financial Officer, NTS Realty Holdings Limited Partnership, 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222;

•	submitting by mail, telephone or the Internet another proxy dated as of a later date; or

•	voting in person at the special meeting.

All revocations of your proxy must be received prior to the special meeting.  Merely attending the special meeting will not revoke your proxy, but voting in person at the special meeting will revoke any previously submitted proxy.

Who to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact Rita K. Martin, who is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

Rita K. Martin
NTS Investor Services
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
(502) 426-4800 x 544

Voting at the Special Meeting

Submitting a proxy now will not limit your right to vote at the special meeting if you decide to attend in person.  If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting.  Please note, however, that if your Units are held in “street name,” which means your Units are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder of the Units authorizing you to vote at the special meeting.  Please contact your broker, bank or nominee for specific instructions.

Vote Required; How Units are Voted

Approval of the adoption of the merger agreement (proposal 1) requires a vote of the unitholders of NLP that satisfies two criteria:

•	first, proposal 1 must be approved by the affirmative vote of a majority of the outstanding Units; and

•	second, proposal 1 must be approved by the affirmative vote of a majority of the outstanding Units of NLP not held by the Nichols and Lavin Limited Partners.

Pursuant to the Partnership Agreement, Managing GP may adjourn the special meeting  (including a further adjournment of an adjourned meeting) to a date within 30 days of the special meeting without further notice other than by an announcement made at the special meeting (or such adjourned meeting) and without setting a new record date.

Subject to revocation, all Units represented by each properly executed proxy will be voted in accordance with the instructions indicated on the proxy.  If you return a signed proxy card but do not provide voting instructions (other than in the case of broker non-votes), the persons named as proxies on the proxy card will vote “FOR” the adoption of the merger agreement, and in such manner as the persons named on the proxy card in their discretion determine with respect to such other business as may properly come before the special meeting.

Abstentions and broker non-votes will have the same effect as a vote “against” adoption of the merger agreement.  If the special meeting is adjourned for any reason, at any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies that have been revoked or withdrawn).

The proxy card confers discretionary authority on the persons named on the proxy card to vote the Units represented by the proxy card on any other matter that is properly presented for action at the special meeting.  As of the date of this proxy statement, we do not know of any other matter to be raised at the special meeting.

The Nichols and Lavin Limited Partners who, as of December 27, 2012, collectively held Units representing approximately 62% of the outstanding Units and approximately 59.2% of the total voting power of Units, have entered into a voting and support agreement in which they have agreed to vote their Units in favor of the adoption of the merger agreement.  See “Special Factors — Structure and Steps of the Merger.” The Units held by the Nichols and Lavin Limited Partners subject to the voting and support agreement will not be counted in the majority of the minority vote.

As of [_________], 2013, the record date, the directors and executive officers of Managing GP held and were entitled to vote, in the aggregate, Units representing approximately [__]% of the outstanding Units.  NLP believes that the directors and executive officers of Managing GP intend to vote all of their Units “for” the approval of the merger agreement and the merger. Pursuant to the terms of the merger agreement, however, the votes of the Nichols and Lavin Limited Partners will not be counted in determining if the merger agreement and the merger have been approved by a majority of the outstanding Units owned by the public unitholders.

Proxy Solicitation

This proxy statement is being furnished in connection with the solicitation of proxies by NLP.  The Partnership Parties and the Parent Parties will bear the cost of soliciting proxies.  These costs include the preparation, assembly and mailing of this proxy statement, the notice of the special meeting of limited partners and the enclosed proxy card, as well as the cost of forwarding these materials to the beneficial owners of our Units.  Managing GP’s directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, the Internet, facsimile or personal conversation, as well as by mail.  NLP has appointed Rita K. Martin, Manager of Investor Services, to assist with the solicitation of proxies for the special meeting, and may also appoint a third party proxy solicitation firm to assist with the solicitation of proxies.  We may also reimburse brokerage firms, custodians, nominees, fiduciaries and others for expenses incurred in forwarding proxy material to the beneficial owners of Units.  See “Special Factors — Estimated Fees and Expenses” for more information about the fees NLP expects to pay in connection with the merger.

Please do not send any certificates representing Units with your proxy card.  If the merger is completed, the procedure for the exchange of certificates representing Units will be as described in this proxy statement.  For a description of procedures for exchanging certificates representing Units for the merger consideration following completion of the merger, see “The Merger Agreement — Payment for Units in the Merger.”

Adjournment

Pursuant to the Partnership Agreement, Managing GP may adjourn the special meeting.  Managing GP may adjourn the special meeting (including a further adjournment of an adjourned meeting) to a date within 30 days of the special meeting without further notice other than by an announcement made at the special meeting (or such adjourned meeting) and without setting a new record date.  If the requisite unitholder vote to approve the merger agreement and the merger has not been received at the time of the special meeting (or such adjourned meeting), NLP may choose to solicit additional proxies in favor of the merger agreement and merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement.  Although we believe that this description covers the material terms of the merger agreement, it may not contain all the information that is important to you and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as

 Annex A to this proxy statement and incorporated herein by reference. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

Structure of the Merger

At the closing of the merger, Merger Sub will merge with and into NLP and the separate limited liability company existence of Merger Sub will cease.  NLP will be the Surviving Entity in the merger and will continue to be a Delaware limited partnership after the merger.  The certificate of limited partnership and Partnership Agreement of NLP will be the certificate of limited partnership and limited partnership agreement of the Surviving Entity.  The officers and “affiliated” directors of Managing GP immediately prior to the effective time of the merger will, from and after the effective time of the merger, be the initial directors and officers of the managing general partner of the Surviving Entity, until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of limited partnership and Partnership Agreement of the Surviving Entity or until their earlier death, resignation or removal.

When the Merger Becomes Effective

The closing of the merger will take place on the third business day, after the satisfaction or waiver (if permitted) of the conditions to closing (other than those conditions that by their terms are to be satisfied at the closing), unless another date is agreed to by the Parent Parties and the Partnership Parties.  The merger will become effective at the time, which we refer to as the effective time of the merger, when NLP files a certificate of merger with the Secretary of State of the State of Delaware or such later time as the parties agree and specify in the certificate of merger.

Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub

Limited Partnership Units

•
Each Unit issued and outstanding immediately prior to the effective time of the merger (other than Units held by the Nichols and Lavin Limited Partners) will be cancelled and converted into the right to receive a cash payment of $7.50, which is referred to as the “merger consideration;”

•	Each Unit that is held by the Nichols and Lavin Limited Partners immediately prior to the effective time of the merger will remain issued and outstanding after the effective time of the merger; and

•	All of the outstanding membership interests of Merger Sub will be automatically cancelled and shall cease to exist.

Deferred Compensation Represented by Phantom Units

Immediately prior to the effective time of the merger:

•
the compensation deferred by each non-employee member of the Board of Directors and represented by phantom units pursuant to the Directors Plan will be issued to such nonemployee member of the Board of Directors as Units and will be converted automatically into and thereafter represent the right to receive the merger consideration; and

•
the compensation deferred by each officer of Managing GP and represented by phantom units pursuant to the Officers Plan will remain deferred pursuant to the Officers Plan and will remain subject to the terms of the Officers Plan.

Payment for Units in the Merger

At or prior to the effective time of the merger, the Surviving Entity will deposit, or cause to be deposited, with Wells Fargo Shareowner Services, as paying agent, sufficient cash to pay to the unitholders of NLP the merger consideration of $7.50 per Unit (including Units issued to the nonemployee members of the Board of Directors converted from deferred compensation).  As soon as reasonably practicable after the effective time, and in any event not later than the third business day following the effective time, the Surviving Entity will instruct the paying agent to mail to each record holder of Units (excluding the Nichols and Lavin Limited Partners), a letter of transmittal and instructions for use in effecting the surrender of all Unit certificates and Units represented by book-entry held by such record holder in exchange for a cash payment of $7.50, without interest, for each Unit owned.  Limited partners should not send in their Unit certificates until they receive the letter of transmittal.

If payment is to be made to a person other than the person in whose name the Unit certificate or book-entry Unit surrendered is registered, it will be a condition of payment that the certificate or book-entry Unit so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate or book-entry Unit surrendered of the amount due to NLP limited partners under the merger agreement, or that such person establish to the satisfaction of the paying agent that any such taxes have been paid or are not applicable.

Any portion of the payment fund held by the paying agent not distributed to the holders of Units twelve months following the effective time of the merger will be delivered to the Surviving Entity, and after such transfer, any limited partners of NLP who have not properly surrendered their Unit certificates or book-entry Units may look only to the Surviving Entity for payment of the merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties of the Partnership Parties and the Parent Parties as to, among other things (and subject to specified exemptions):

•
power and authority to execute and deliver the merger agreement and to perform its respective obligations under the merger agreement and to complete the transactions contemplated by the merger agreement;

•
the absence of certain conflicts, including certain conflicts with organizational documents and law, the absence of any breach or event of default under any contract, and the absence of any required approvals other than those specified in the merger agreement, in each case arising out of the execution, delivery and performance of the merger agreement; and

•	the absence of any fees owed to brokers or investment bankers in connection with the merger, other than those specified in the merger agreement.

The merger agreement also contains representations and warranties of the Partnership Parties as to, among other things (and subject to specified exemptions):

•	valid existence and good standing with respect to the Partnership Parties;

•
the capitalization of NLP and the absence of preemptive rights or other rights to purchase or acquire equity securities of any of the Partnership Parties, other than those specified in the merger agreement;

•	the compliance of NLP’s filings with the SEC and the compliance of NLP’s financial statements with GAAP;

•	the absence of any undisclosed indebtedness or liabilities other than those specified in the merger agreement;

•	the receipt of the opinion of the Special Committee’s financial advisor;

•	the absence of any required approvals under state takeover or similar laws; and

•	the limit of Parent’s and Merger Sub’s representations and warranties to those set forth in the merger agreement.

The merger agreement also contains representations and warranties of Parent and Merger Sub as to, among other things (and subject to specified exemptions):

•	the valid existence and good standing of Parent and Merger Sub;

•	the Parent Parties’ ability to finance the merger and certain related costs;

•	the solvency of each of the Parent Parties and their respective affiliates, including NLP, as of the effective time and immediately after the consummation of the merger;

•	the ownership of Merger Sub and the absence of any previous business activities by Merger Sub other than in connection with the transactions contemplated by the merger agreement;

•
the absence of contracts or other agreements (i) between the Parent Parties or their affiliates, on the one hand, and any member of the Parent Parties’ management or directors, on the other hand, or (ii) between the Parent Parties, on the one hand, and any other person, on the other hand, pursuant to which any unitholder of NLP would be entitled to receive consideration different than the merger consideration or pursuant to which any unitholder of NLP agrees to vote to adopt the merger agreement or the merger or agrees to vote against any alternative transaction;

•
the absence of any agreement, arrangement or understanding concerning the possible sale of the Surviving Entity, equity of the Surviving Entity or all or substantially all of the assets of the Surviving Entity after the merger has been consummated;

•	the access to information about the Partnership Parties that has been provided by the Partnership Parties; and

•	the limit of NLP’s and Managing GP’s representations and warranties to those set forth in the merger agreement.

Some of the representations and warranties in the merger agreement are qualified by materiality qualifications or a “material adverse effect” clause.  For purposes of the merger agreement, “material adverse effect” means, with respect to the Partnership Parties, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Partnership Parties and the subsidiaries of NLP, taken as a whole, or on the ability of the Partnership Parties to perform their obligations under the merger agreement or to consummate the merger and the other transactions contemplated by the merger agreement.

In any case, however, a “material adverse effect” with respect to the Partnership Parties will not include:

•	facts, circumstances, events, changes, effects or occurrences;

•	generally affecting the industries in which the Partnership Parties operate;

•	generally affecting the economy or the financial or securities markets in the United States or globally (including interest rates); or

•	generally affecting regulatory or political conditions in the United States;

except, with respect to the previous three bullet-points, for any fact, circumstance, event, change, effect or occurrence that has a disproportionate effect of the Partnership Parties and the subsidiaries of NLP, taken as a whole, relative to other participants in the industries in which the Partnership Parties operate;

•	facts, circumstances, events, changes, effects or occurrences;

•	caused by compliance with the terms of the merger agreement (including omissions required by the merger agreement);

•	caused by the announcement or pendency of the merger (including litigation brought by any limited partners of NLP (on their own behalf or on behalf of NLP);

•
caused by any action taken or omitted to be taken by an officer of a Partnership Party at the direction of any of the Parent Parties or any of the Nichols and Lavin Limited Partners (except, with respect to each of J.D. Nichols and Brian F. Lavin, (1) in his capacity as part of, (2) in accordance with authority delegated to him by, or (3) as otherwise authorized by, the Board of Directors or any committee thereof);

•
changes in applicable statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, governmental entity, statutory body or self-regulatory authority (including the NYSE MKT) or generally accepted accounting principles after the date of the merger agreement;

•	a decrease in the market price of the Units;

•	any failure by the Partnership Parties to meet any internal or publicly disclosed projections, forecasts or estimates of revenue or earnings;

•	any decrease in distributions in respect of the Units;

•
geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement; or

•	any hurricane, tornado, flood, earthquake or other natural disaster;

except, with respect to the previous two bullet-points, for any fact, circumstance, event, change, effect or occurrence that has a disproportionate effect of the Partnership Parties and the subsidiaries of NLP, taken as a whole, relative to other participants in the industries in which the Partnership Parties operate.

For purposes of the merger agreement, “material adverse effect” means, with respect to the Parent Parties, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, prevents or materially delays or materially impairs or would be reasonably likely to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the merger and the other transactions contemplated hereby (other than the inability of Parent to obtain the funding required to finance the merger).

Agreements Related to the Conduct of Business

The merger agreement provides that, subject to certain exceptions or as consented to in writing by Parent (whose consent may not be unreasonably withheld), during the period from the signing of the merger agreement to the effective time of the merger, the Partnership Parties, among other things, will:

•	conduct their business in the ordinary course consistent with past practices; and

•	use their commercially reasonable efforts to maintain and preserve intact the present business organizations and material rights and business relationship.

Specifically, the Partnership Parties agreed, subject to certain exceptions or as consented to in writing by Parent (whose consent may not be unreasonably withheld , conditioned or delayed) not to do, or agree to do, any of the following:

•	make any change in any of their organizational or governing documents;

•
issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any of their equity securities or securities convertible into their equity securities, or subscriptions, rights, warrants or options to acquire or other agreements or commitments of any character obligating any of them to issue any such equity securities;

•
except for any distributions from NLP’s subsidiaries to NLP and NLP’s ordinary course quarterly distributions to unitholders, declare, set aside or pay any distributions in respect of the Units or other ownership interests, or split, combine or reclassify the units or other ownership interests or issue or authorize the issuance of any other ownership interests in respect of, in lieu of or in substitution for any of the Units or other ownership interests, or purchase, redeem or otherwise acquire, directly or indirectly, any of the Units;

•
engage in any borrowing transaction or incur any indebtedness for borrowed money or guarantee any such indebtedness or any loans, advances or capital contributions to, or investments in, any person other than in connection with:

•	borrowings in the ordinary course of business consistent with past practice;

•	the refinancing or replacement of existing indebtedness;

•	transactions with NLP’s subsidiaries; and

•	the financing contemplated by the merger agreement.

•	sell, assign, transfer, encumber (other than certain permitted encumbrances) or otherwise dispose of:

•	any limited liability company, partnership or other equity interests of any subsidiary or any entity partially owned by either of the Partnership Parties; or

•	any of the properties or assets of NLP or the subsidiaries of NLP.

•	make any material modifications to any employee benefit plans, employment or compensation arrangements, except as required by applicable Law; or

•	agree or commit to do any of the foregoing.

Other Covenants and Agreements

Investigation

The Partnership Parties must afford to the Parent Parties and their advisors reasonable access during normal business hours after reasonable prior notice, during the period prior to the effective time of the merger, to the offices, properties, books and records of the Partnership Parties and the subsidiaries of NLP and provide to the Parent Parties such financial and other data as they may reasonably request related to the Partnership Parties and a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws.  The Partnership Parties are not required to furnish information to Parent to the extent such information is privileged or the furnishing of such information is prohibited by law or an existing contract or agreement.  Parent will hold, and will cause its advisors to hold, any material or competitively sensitive non-public information concerning the Partnership Parties confidential. No information or knowledge obtained by Parent in any investigation pursuant to this paragraph shall affect or be deemed to modify any representation or warranty made by the Partnership Parties under the merger agreement.

No Solicitation

The Partnership Parties may not, and must cause their officers, directors, employees, agents and representatives (their “representatives”) not to, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an alternative proposal (as defined below);

•
engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, the Partnership Parties or any of their wholly or partially owned subsidiaries, in connection with, or have any discussions with any person relating to, an alternative proposal, or otherwise encourage or facilitate any effort or attempt to make or implement an alternative proposal, in each case, other than with the Parent Parties;

•
approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any alternative proposal; or

•	resolve to propose or agree to do any of the above.

 In addition, upon the signing of the merger agreement, the Partnership Parties and their representatives were obligated to immediately cease any existing solicitations, discussions or negotiations with any person (other than the Parent Parties) with respect to any alternative proposal. The Partnership Parties agreed to promptly request that each person who had executed a confidentiality agreement with a Partnership Party in connection with that person’s consideration of a transaction involving NLP or any subsidiary of NLP that would constitute an alternative proposal return or destroy all non-public information furnished to that person by or on behalf of NLP or any subsidiary of NLP.

 Notwithstanding the foregoing, prior to approval of the merger agreement and the merger by the limited partners of NLP as required in the merger agreement, the Partnership Parties may, in response to an unsolicited alternative proposal which did not result from or arise in connection with a breach of the no solicitation covenant described in the first paragraph under “No Solicitation” above and which the Special Committee determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes or could reasonably be expected to result in a superior proposal (as defined below):

•
furnish information with respect to the Partnership Parties or any of their wholly or partially owned subsidiaries to the person making such alternative proposal and its representatives pursuant to an executed confidentiality agreement; and

•	participate in discussions or negotiations with such person and its representatives regarding such alternative proposal.

 In this case, Parent is entitled to receive a copy of such alternative proposal simultaneously with the Partnership Parties furnishing information to the person making such alternative proposal or its representatives. Additionally, the Partnership Parties must simultaneously provide or make available to Parent any non-public information concerning the Partnership Parties and their subsidiaries that is provided to the person making such alternative proposal or its representatives which was not previously provided or made available to Parent.

 The Partnership Parties also agreed to promptly advise Parent of the receipt by either of them of any alternative proposal or any request for non-public information relating to the Partnership Parties or any of their wholly or partially owned subsidiaries, including in each case the identity of the person making any such alternative proposal or request and the material terms and conditions of any such alternative proposal or request.

 The Partnership Parties must keep Parent reasonably informed on a current basis of the status (including any material change to the terms thereof) of any such alternative proposal or request.

 In general, neither the Board of Directors nor the Special Committee may (i) withdraw, modify or qualify in a manner adverse to Parent, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to Parent, its recommendation to the limited partners to approve the merger, or (ii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any alternative proposal (as defined in the merger agreement) or enter into a definitive agreement with respect to an alternative proposal.  However, prior to the receipt of the requisite approval of the unitholders of NLP as required under the merger agreement and the Partnership Agreement the Board of Directors or the Special Committee may take one of the actions described in the immediately preceding sentence in response to a superior proposal or intervening event if the Board of Directors or Special Committee, as applicable:

•
determines in good faith, after consultation with its respective outside counsel and financial advisors, that a change in its recommendation would be in the best interests of the unitholders of NLP (other than the Nichols and Lavin Limited Partners); and

•
provides Parent with at least five business days’ advance written notice of its intention to change its recommendation and specifying the material events giving rise thereto, then the Board of Directors or the Special Committee, as applicable, may change its recommendation.

 Nothing contained in the merger agreement prohibits the Partnership Parties, the Board of Directors or the Special Committee from disclosing to the NLP limited partners a position in response to any tender offer as required by the SEC.

 As used in the merger agreement, “alternative proposal” means any inquiry, proposal or offer from any person or group of persons other than the Parent Parties relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions:

•
a merger, tender or exchange offer, consolidation, reorganization, reclassification, recapitalization, liquidation or dissolution, or other business combination involving any Partnership Party or any wholly or partially owned subsidiary of any Partnership Party;

•	the issuance by NLP of any general partner interest or any class of equity interest in NLP constituting more than 30% of such class of equity interest in NLP; or

•
the acquisition in any manner, directly or indirectly, of any general partner interest of NLP, any class of equity interest in NLP constituting more than 30% of such class of equity interest in NLP or more than 30% of the consolidated total assets of the Partnership Parties (including equity interests in any wholly or partially owned subsidiary of NLP), in each case other than the merger.

As used in the merger agreement, “intervening event” means a material event, change, development, effect, fact, circumstance or occurrence that was not known or reasonably foreseeable to the Board of Directors or the Special Committee as of the date of the merger agreement, which becomes known prior to the receipt of the requisite approval of the unitholders of NLP as required under the merger agreement and the Partnership Agreement.

As used in the merger agreement, “superior proposal” shall mean any written alternative proposal:

•
on terms which the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, to be more favorable to the NLP limited partners (other than the Nichols and Lavin Limited Partners) than the merger, taking into account all the terms and conditions of such proposal, and the merger agreement (including any proposal or offer by the Parent Parties to amend the terms of the merger agreement and the merger); and

•
 that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided that for purposes of the definition “superior proposal,” the references to “30%” in the definition of “alternative proposal” shall be deemed to be references to “66%.”

Filings and Other Actions

Upon signing of the merger agreement, the Partnership Parties were obligated to promptly prepare and file this joint proxy statement. The Partnership Parties and Parent were obligated to promptly prepare and file the Schedule 13E-3 and both parties are obligated to use their commercially reasonable efforts to have this joint proxy statement and the Schedule 13E-3, cleared by the SEC as promptly as practicable after such filing.

 Additionally, the Partnership Parties agreed to take all action necessary in accordance with applicable laws and the Partnership Agreement to duly call, give notice of, convene and hold a meeting of the NLP limited partners as promptly as reasonably practicable following the mailing of this joint proxy statement for the purpose of obtaining the necessary unitholder approvals under the merger agreement and the Partnership Agreement of the merger and the merger agreement.

Unless the merger agreement is terminated pursuant to its terms, the Partnership Parties must take all of the actions described in the previous paragraph regardless of whether or not there has been a change in the recommendation of the Board of Directors or the Special Committee.

Efforts to Complete the Merger

The Parent Parties and the Partnership Parties shall use their commercially reasonable efforts (subject to, and in accordance with, applicable law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement including:

•
obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	obtaining all necessary consents, approvals or waivers from third parties;

•
if required, making all necessary filings and any other required submissions with respect to the merger agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated thereby; and

•	executing and delivering any additional instruments reasonably necessary to consummate the transactions contemplated by the merger agreement.

The Partnership Parties and the Parent Parties have agreed to cooperate with each other in connection with making all filings necessary to consummate the transactions contemplated by the merger agreement, including providing copies of all such documents to the non-filing party and its advisors prior to filing, and to use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the merger agreement; and

The Partnership Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Partnership Parties, of:

•
the receipt of any notice or other communication in writing from any person alleging that the consent or approval of such third party is or may be required in connection with the transactions contemplated by the merger agreement;

•
the receipt of any notice or other communication from any governmental entity or the NYSE MKT (or any other securities market) in connection with the transactions contemplated by the merger agreement; or

•
the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would be reasonably likely to cause or result in any of the conditions to closing the merger agreement not being satisfied.

 Publicity

The Partnership Parties and the Parent Parties have agreed not to issue or cause the publication of any press release or other announcement with respect to the merger, the merger agreement or the other transactions contemplated hereby without the prior consultation of the other parties except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

Indemnification and Insurance

The Partnership Agreement of the Surviving Entity shall, with respect to indemnification of directors and officers, not be amended, repealed or otherwise modified after the effective time of the merger in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the effective time were identified as prospective indemnitees under the Partnership Agreement in respect of actions or omissions occurring at or prior to the effective time (including the transactions contemplated by the merger agreement).

All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement) now existing in favor of the Indemnified Parties (as defined below) as provided in the Partnership Agreement, under applicable Delaware law, or otherwise, shall continue in full force and effect in accordance with their terms after the effective time.

For a period of six years after the effective time, Parent and Managing GP agreed to, and to cause the Surviving Entity (and its successors or assigns) to, maintain officers’ and directors’ liability insurance covering each person who is immediately prior to the effective time, or has been at any time prior to the effective time, an officer or director of any of the Partnership Parties or any of their wholly or partially owned subsidiaries and each person who immediately prior to the effective time is serving or prior to the effective time has served at the request of any of the Partnership Parties or any of their wholly or partially owned subsidiaries as a director, officer, trustee or fiduciary of another person (collectively, the “Indemnified Parties”) who are or at any time prior to the effective time were covered by the existing officers’ and directors’ liability insurance applicable to the Partnership Parties or any of their wholly or partially owned subsidiaries on terms substantially no less advantageous to the Indemnified Parties than such existing insurance with respect to acts or omissions, or alleged acts or omissions, prior to the effective time (whether claims, actions or other proceedings relating thereto are commenced, asserted or claimed before or after the effective time).  Parent and Managing GP have the right to cause coverage to be extended under such insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the existing insurance.

In the event Parent, Managing GP or any of their respective successors or assigns:

•	consolidates with or merges into any other person and shall not be the continuing or surviving entity in such consolidation or merger; or

•	transfers all or substantially all of its properties and assets to any person.

then and in either such case, Parent or Managing GP, as the case may be, shall cause proper provision to be made so that its successors or assigns shall assume the obligations summarized in this “Indemnification and Insurance” section.

Unitholder Litigation

 The Partnership Parties have agreed to give Parent the opportunity to participate in the defense or settlement of any litigation arising out of or related to the transactions contemplated by the merger agreement against any of the Partnership Parties and/or their respective directors relating to the merger or any other transactions contemplated by the merger agreement and no such settlement shall in any event be agreed to without Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed).

Delisting

 The Partnership and Parent have agreed to cooperate and use reasonable best efforts to cause the delisting of the Units from the NYSE MKT and to terminate registration of such Units under the Exchange Act as promptly as practicable following the effective time of the merger in compliance with applicable law.

Financing

The Parent Parties have agreed, on behalf of themselves and their members, to use their respective reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) obtain the Financing pursuant to a definitive agreement in accordance with the terms and conditions described in the Commitment Letter (or on other terms that would not adversely impact the ability of the Parent Parties to consummate timely the transactions contemplated by the merger agreement), (iii) satisfy prior to the closing of the merger all conditions precedent applicable to the Parent Parties in such definitive agreements, (iv) consummate the Financing at or prior to the closing of the merger, and (v) enforce the rights of the members of the Parent under the Commitment Letter and cause the financing source to fund the Financing at or prior to the closing of the merger in accordance with the terms of the Commitment Letter, including by commencing a litigation proceeding against any breaching financing source in which the Parent Parties will use their reasonable best efforts to compel such breaching financing source to provide its portion of such Financing as required.

The Parent Parties further agreed to give NLP prompt written notice of (i) the Parent Parties becoming aware of any material breach by any party to the Commitment Letter, (ii) the receipt of any written notice or other written communication from any financing source with respect to any termination or repudiation by any party to the Commitment Letter, (iii) the Parent Parties becoming aware of any material dispute or disagreement between or among any parties to any Commitment Letter that would reasonably result in a material breach under the Commitment Letter, (iv) the Parent Parties believing in good faith for any reason that they will not be able to obtain all or any portion of the Financing on the terms and conditions contemplated by the Commitment Letter and (v) any amendment, modification or replacement of the Commitment Letter (along with copies thereof).  As soon as reasonably practicable, but in any event within three days of the date NLP delivers to the Parent Parties a written request, the Parent Parties will provide any information reasonably requested by NLP relating to the circumstances in the foregoing sentence.

Under the merger agreement, the Parent Parties are permitted to amend, modify or replace the Commitment Letter with a new Commitment Letter (the “New Commitment Letter”), provided that the Parent Parties will not permit any replacement of, or amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter that (i) (x) reduces the aggregate amount of the Financing to be funded at the closing of the merger which has not otherwise been replaced by another binding financing source reasonably acceptable to NLP or (y) imposes new or additional material conditions precedent to funding or otherwise expands, materially amends or modifies the then existing conditions precedent to funding the Financing at or prior to the closing of the merger, in each case in a manner that would reasonably be expected to (i) prevent, hinder or delay the closing of the merger or (ii) adversely impact the ability of the Parent Parties to enforce their rights against the other parties to the Commitment Letter.  The Parent Parties have agreed not to release or consent to the termination of the obligations of the financing source under the Commitment Letter without a New Commitment Letter taking its place.

Other than as otherwise permitted, in the event that the Parent Parties become aware that any material portion of the Financing is reasonably likely not to be available at the closing of the merger under the Commitment Letter, the Parent Parties shall (i) promptly notify in writing NLP of such circumstances and the reasons therefor and (ii) use their respective reasonable best efforts to obtain alternative financing from alternative financial institutions reasonably acceptable to NLP in an amount sufficient to consummate the transactions contemplated by the merger agreement upon conditions not less favorable to NLP’s interests than the existing Commitment Letter as promptly as practicable following the occurrence of such event (and in any event no later than the closing date of the merger).  The Parent Parties shall furnish NLP with complete, correct and executed copies of any material definitive agreements with respect to the Financing (including any agreement related to a New Commitment Letter) promptly upon their execution and shall keep NLP reasonably informed of the status of its efforts to arrange and consummate the Financing.

The Partnership Parties agreed to, and agreed to cause the subsidiaries of NLP to, at the Parent Parties’ sole expense (with respect to out-of-pocket expenses), reasonably cooperate in connection with the arrangement of the Financing as may be reasonably requested by the Parent Parties.  Such cooperation by the Partnership Parties and its subsidiaries shall include, at the reasonable request of the Parent Parties, (i) executing and delivering all necessary documents and certificates and (ii) taking all actions, subject to the occurrence of the closing of the merger, to permit consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Financing by the Surviving Entity immediately upon the effective time.

Section 16 Matters

Prior to the effective time of the merger, the Partnership Parties have agreed to take such steps as may be required and permitted, to cause dispositions of NLP equity securities (including derivative securities) pursuant to the transactions contemplated by the merger agreement by each individual who is a director or officer of Managing GP to be exempt from short-swing profits liability under the Exchange Act.

Conditions to Completion of the Merger

The obligations of the Partnership Parties and the Parent Parties to effect the merger are subject to the fulfillment (or waiver by all parties), at or prior to the effective time of the merger, of each of the following conditions:

•
the approval of the holders of (i) a majority of the outstanding Units not held by the Nichols and Lavin Limited Partners entitled to vote thereon voting as a class and (ii) a majority of the outstanding Units entitled to vote thereon voting as a class to approve the merger and the merger agreement must be obtained;

•
no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any governmental entity restraining, enjoining or otherwise prohibiting the consummation of the merger shall be in effect; and

•	any waiting period under the HSR Act applicable to the consummation of the merger shall have expired or been earlier terminated.

The obligations of the Partnership Parties to effect the merger are further subject to the fulfillment at or prior to the effective time of the merger of each of the following conditions, any one or more of which may be waived in whole or in part by the Partnership Parties:

•
(1) the representations and warranties of the Parent Parties as to qualification, organization, authority, no violation, and consents and approvals shall be true and correct in all respects, in each case at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date of the merger and (2) the representations and warranties of the Parent Parties set forth in the merger agreement (other than those referenced in clause (1) of this paragraph) shall be true and correct in all respects (disregarding any materiality or Parent material adverse effect qualifiers therein) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a material adverse effect on Parent; provided, however, that, with respect to clauses (1) and (2) of this paragraph, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (1) or (2), as applicable) only as of such date or period;

•
the Parent Parties shall have performed all obligations and complied with all covenants required by the merger agreement to be performed or complied with by them that are qualified by materiality or a material adverse effect qualifier and shall have in all material respects performed all other obligations and complied with all other covenants required by the merger agreement to be performed or complied with by them; and

•
Parent shall have delivered to the Partnership Parties a certificate, dated the effective time of the merger and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in the first two bullet points above have been satisfied.

The obligations of the Parent Parties to effect the merger are further subject to the fulfillment at or prior to the effective time of the merger of each of the following conditions, any one or more of which may be waived in whole or in part by the Parent Parties:

•
(1) the representations and warranties of the Partnership Parties as to qualification, organization, authority, no violation, and consents and approvals shall be true and correct in all respects, in each case at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date of the merger and (2) the representations and warranties of the Partnership Parties set forth in the merger agreement (other than those referenced in clause (1) of this paragraph) shall be true and correct in all respects (disregarding any materiality or Parent material adverse effect qualifiers therein) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a material adverse effect on Parent; provided, however, that, with respect to clauses (1) and (2) of this paragraph, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (1) or (2), as applicable) only as of such date or period; provided, further, that the representations and warranties referenced in clauses (i) and (ii) shall not be deemed to be inaccurate to the extent that the Parent Parties, J.D. Nichols or Brian F. Lavin had knowledge of such inaccuracy;

•
the Partnership Parties shall have performed all obligations and complied with all covenants required by the merger agreement to be performed or complied with by them that are qualified by materiality or a material adverse effect qualifier and shall have in all material respects performed all other obligations and complied with all other covenants required by the merger agreement to be performed or complied with by them;

•
the Partnership Parties shall have delivered to the Parent Parties a certificate, dated the effective time of the merger and signed by an executive officer of the Managing GP, certifying to the effect that the conditions set forth in the first two bullet points above have been satisfied; and

•
The Parent Parties shall have received the funding from the Financing, which is sufficient to fund the aggregate merger consideration and other payments required to be made by the Surviving Entity at the effective time of the merger in connection with the transactions contemplated by the merger agreement , including the payment of certain transaction costs and expenses.

No party to the merger agreement may rely on the failure of any condition summarized in this section to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement or failure to use commercially reasonable efforts to consummate the merger and the other transactions contemplated by the merger agreement.

The merger agreement provides that any or all of the conditions described above may be waived, in whole or in part, by the Partnership Parties or the Parent Parties, as the case may be. None of the Partnership Parties or the Parent Parties currently expect to waive any material condition to the completion of the merger. If either the Partnership Parties, on one hand, or the Parent Parties on the other hand, determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to NLP or its unitholders, proxies would be re-solicited from NLP’s public unitholders in connection with the waiver.

Termination

The merger agreement may be terminated and abandoned at any time prior to the effective time of the merger, whether before or after any approval of the matters presented in connection with the merger by the unitholders of NLP:

•	by the mutual written consent of the Partnership Parties and the Parent Parties;

•	by either the Partnership Parties or the Parent Parties, if:

•
the merger shall not have become effective on or before September 30, 2013 and the party seeking to terminate the merger agreement shall not have breached its obligations under the merger agreement in any manner that shall have caused the failure to consummate the merger on or before September 30, 2013;

•
an injunction, other legal restraint or order of any governmental entity shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such injunction, other legal restraint or order shall have become final and nonappealable; provided that the party seeking to terminate the merger agreement shall have complied in all material respects with its obligations summarized under “Efforts to Complete the Merger” above; or

•
the special meeting of the unitholders of NLP (or any adjournment thereof) shall have concluded and, upon a vote taken at such meeting, the requisite unitholder approval of the merger agreement or the merger shall not have been obtained; provided that the right to terminate the merger agreement shall not be available to the Partnership Parties if any Partnership Party materially breached any obligations summarized under “No Solicitation” and “Filings and Other Actions” above or to the Parent Parties if any Nichols and Lavin Limited Partner materially breached any of their obligations under the voting and support agreement;

•	by the Partnership Parties, if:

•
Parent Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform: (A) would result in the failure of a condition to the Partnership Parties’ obligations to complete the merger and (B) is not capable of being satisfied or cured by September 30, 2013 or, if capable of being satisfied or cured, is not satisfied or cured by the earlier of September 30, 2013 and thirty days following written notice of such breach or failure to perform to the Parent Parties; provided that the right to terminate the merger agreement pursuant to the provision summarized in this paragraph shall not be available to the Partnership Parties if, at such time, a condition to the Parent Parties’ obligation to complete the merger is not capable of being satisfied; or

•	the Special Committee or the Board of Directors shall have changed or withdrawn its recommendation of the merger agreement;

•	by the Parent Parties, if:

•
any Partnership Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform: (A) would constitute the failure of a condition to the Parent Parties’ obligations to complete the merger and (B) is not capable of being satisfied or cured by the earlier of September 30, 2013 and thirty days following written notice of such breach or failure to perform to the Partnership Parties; provided that the right to terminate the merger agreement pursuant to the provision summarized in this paragraph shall not be available to the Parent Parties if, at such time, a condition to the Partnership Parties’ obligation to complete the merger is not capable of being satisfied; or

•	the Special Committee or the Board of Directors shall have changed or withdrawn its recommendation of the merger agreement.

Effect of Termination; Remedies

If the merger agreement is terminated in accordance with its terms, it will become null and void, and there will be no liability on the part of any of the parties, except that the provisions with respect to the payment of expenses as described below and certain other general provisions will survive, and no party will be relieved from any liability or damages arising from a knowing, willful or intentional breach of any provision of the merger agreement.

Specific Performance

 The parties to the merger agreement have agreed that irreparable damage would occur in the event that any provisions of the merger agreement were not performed in accordance with their specific terms.  Accordingly, prior to termination of the merger agreement in accordance with its terms, the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any other remedy to which the parties are entitled at law or in equity. In connection with any request for specific performance or equitable relief by any party, each of the other parties agreed to waive any requirement for the security or posting of any bond in connection with the remedy of specific performance or equitable relief. Any actions for specific performance or equitable relief must be brought in the Delaware Chancery Court or the federal courts within the State of Delaware.

Amendments and Waivers

At any time prior to the effective time of the merger, any provision of the merger agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership Parties and the Parent Parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the unitholder approvals required under the merger agreement, if any such amendment or waiver shall by the Partnership Agreement, applicable law or in accordance with the rules and regulations of the NYSE MKT require further approval of the unitholders of NLP, the effectiveness of such amendment or waiver shall be subject to the approval of the unitholders of NLP. Notwithstanding the foregoing, no failure or delay by the Partnership Parties or the Parent Parties in exercising any right under the merger agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

Recommendation

 The Special Committee has unanimously determined that the merger, the merger agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, NLP and the NLP public unitholders and on terms no less favorable to the public unitholders of NLP than those generally being provided to or available from unrelated third parties, and  (i) has unanimously recommended to the Board of Directors that the Board of Directors approve the merger agreement and the merger and (ii) unanimously recommends that the NLP public unitholders approve the merger agreement and the merger. The Board of Directors, after considering factors including the unanimous recommendation of the Special Committee, determined that the merger agreement is advisable, fair to, and in the best interests of, NLP and the NLP public unitholders, approved the merger agreement and the merger and recommends that the NLP public unitholders vote in favor of the approval of the merger agreement and the merger. See “Special Factors — Recommendation of the Special Committee and the Board of Directors; Reasons For Recommending Approval of the Merger.”

INFORMATION CONCERNING NLP

NLP currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties.  The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort

Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia.  NLP’s limited partnership units are listed on the NYSE MKT platform under the trading symbol of “NLP.”

NLP’s mailing address is 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222, and its telephone number is (502) 426-4800.  A detailed description of NLP’s business is contained in NLP’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, each of which is incorporated by reference into this proxy statement.  See “Additional Information.”

DIRECTORS AND EXECUTIVE OFFICERS OF NLP’S MANAGING GP

The following persons are the executive officers and directors of NLP’s Managing GP as of the date of this proxy statement.  Each executive officer will serve until the earlier of the time a successor is elected by the Board of Directors or his or her resignation or removal.  None of these persons or NLP has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.  All of the directors and executive officers of NLP’s Managing GP are citizens of the United States and can be reached c/o NTS Realty Holdings Limited Partnership, 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222.

J.D. Nichols, 70.  Mr. Nichols is Chairman of NTS Corporation, its subsidiaries and affiliates.  He graduated from the University of Louisville School of Law in 1964 and conducted his undergraduate studies at the University of Kentucky with a concentration in accounting, marketing, business administration, and finance.   Mr. Nichols began his career in construction and real estate development in 1965, and since then has overseen the development of more than 8,000 acres of land and 7,000,000 square feet of office, residential, commercial, and industrial construction, throughout the southeastern United States.

Mr. Nichols is active in many civic and charitable organizations including the University of Louisville, where he served as a member of the Board of Trustees, the Executive Committee of the Board of Trustees, the Board of Overseers, and the University of Louisville Foundation.  Reflecting his commitment to quality education in Kentucky, Mr. Nichols served as Chairman of the Kentucky Council on School Performance Standards, which was charged with the responsibility for development of the academic agenda incorporated into the Kentucky Education Reform Act (“KERA”); a program which has been recognized nationally for innovation in education reform.   Mr. Nichols also served on the Steering Committee of the Kentucky Education Technology System, which was created by KERA, and charged with development of a statewide computerized information system linking Kentucky’s public schools.  He is a past member and chairman of the Council for Education Technology, a past member of both the Prichard Committee for Academic Excellence and the Partnership for Kentucky Schools, and is a lifetime member of the President’s Society of Bellarmine College.

Mr. Nichols was inducted into the Junior Achievement Kentuckiana Business Hall of Fame in 1989, is a past director and member of the Executive Committee of Greater Louisville, Inc., has served on the Governor’s Council on Economic Development, the Board of Directors of both Actors Theater of Louisville and Kentucky Opera, and several other community organizations.  Mr. Nichols is a past chairman and currently Vice Chairman of the Board of the Louisville Regional Airport Authority, and was one of the catalysts behind the major expansion of Louisville International Airport and United Parcel Service’s (UPS) decision to remain in Louisville and expand their hub.  He was also instrumental in the development of Metropolitan College – a program that pays for college or post-high school technical training when combined with part-time jobs at UPS.

Brian F. Lavin, 59.  Mr. Lavin has served as the president and chief executive officer of each of NTS Realty Capital and NTS Realty Partners, as well as a director of NTS Realty Capital, since their formation in 2004.  Mr. Lavin also has served as the president of NTS Corporation and NTS Development Company since June 1997 and as president of NTS Mortgage Income Fund from 1999 until its liquidation in 2012.  Mr. Lavin was a director of NTS Mortgage Income Fund from 1999 to 2008.  He is a licensed real estate broker in Kentucky and certified property manager.  Mr. Lavin is a member of the Institute of Real Estate Management, council member of the Urban Land Institute and member of the National Multi-Housing Council.  He has served on the boards of directors of the

Louisville Science Center, Louisville Ballet, Greater Louisville, Inc., National Multi Housing Council, Louisville Apartment Association, Louisville Olmstead Parks Conservancy, Inc., and currently serves on the board of overseers for the University of Louisville.  Mr. Lavin has a bachelor’s degree in business administration from the University of Missouri.

Mark D. Anderson, 56.  Mr. Anderson has served as an independent director on our Managing GP’s Board of Directors and as the chairperson of the audit committee since December 2004.  Mr. Anderson is the managing member of Anderson Real Estate Capital, LLC, organized by Mr. Anderson in March 2010.  Mr. Anderson’s firm provides commercial real estate consulting services and construction and permanent market commercial real estate loans to clients established during his previous twelve years as a commercial real estate banker.  From June 2003 to October 2009, Mr. Anderson was senior vice president and region manager for Integra Bank, managing their Louisville, Lexington and Indianapolis commercial real estate lending operations.  Prior to joining Integra, Mr. Anderson was vice president and market manager of U.S. Bank’s commercial real estate division in Louisville.  Mr. Anderson has originated investment commercial real estate loans in numerous states and offices under his direction have originated mortgage loans totaling in excess of $1 billion.  Mr. Anderson’s prior experience also includes six years with Paragon Group, a national real estate development and management company headquartered in Dallas, Texas, as Midwest regional controller.  Mr. Anderson graduated from Illinois State University in 1978 with a B.S. in Accounting and passed the Uniform Certified Public Accountant examination in 1979.

John P. Daly, Sr., 54.  Mr. Daly has served as an independent director on our Managing GP’s Board of Directors since December 2004.  Mr. Daly is Vice President and Associate General Counsel of YUM! Brands, Inc. (“Yum”), the parent of KFC, Taco Bell and Pizza Hut.  He has held this position since 2011.  From 1997 to 2010, Mr. Daly served as Corporate Counsel and Assistant Secretary of Yum.  Prior to attending law school, he earned his CPA and worked as an accountant for Ernst Whinney.  Mr. Daly serves on the board of Maryhurst in Louisville, Kentucky and is active supporting Holy Angels Academy in Louisville and Midtown Center for Boys in Chicago.  Mr. Daly holds a B.B.A. Degree in Accounting and a J.D. from the University of Notre Dame.

John S. Lenihan, 56.  Mr. Lenihan has served as an independent director on our managing general partner’s Board of Directors since December 2004.  He is the founder and managing partner of John Lenihan Properties (“JLP”).  Formed in 1982, JLP develops and manages industrial warehouse properties around the Louisville International Airport.  In addition, Mr. Lenihan is a licensed real estate agent, actively engaged in both residential and commercial brokerage services.  He is also founder of Lenihan / Sotheby's International Realty.  Mr. Lenihan graduated from Centre College in 1979 and in 1980 graduated from Manufacturer Hanover Trust Credit Analysis at New York University.  He also attended the University of Louisville Graduate Business School from 1992-1993.

Gregory A. Wells, 54.  Mr. Wells has served as the chief financial officer and executive vice president of NTS Realty Capital and as executive vice president of NTS Realty Partners since January 2005.  Mr. Wells served as chief financial officer and senior vice president of NTS Realty Capital and senior vice president of NTS Realty Partners from the time of their formation until December 2004.  He has also served as senior vice president for NTS Corporation, its subsidiaries and affiliates from July 1999 through December 2004.  Mr. Wells is currently chief financial officer and executive vice president for NTS Corporation and its subsidiaries and affiliates.  Mr. Wells served as the chief financial officer, secretary and treasurer of the NTS Mortgage Income Fund, Inc. from June 2007 until its liquidation in 2012.  Mr. Wells served as a director of the Hilliard Lyons Government Fund, Inc., served on its audit committee and was chair of the corporation’s nominating and governance committee from December 2005 to July 2010.  Mr. Wells is a certified public accountant, a member of the American Institute of Certified Public Accountants, the Virginia CPA Society, Kentucky Society of CPA’s, and Financial Executives International.  Mr. Wells holds a bachelor’s degree in business administration from George Mason University.  He currently serves on the Board of the Lincoln Heritage Boy Scout Council.  Mr. Wells previously served on the Board of Directors of The Family Place and chaired its building committee.  In 2009, Mr. Wells received a CFO of the Year Award from Business Journal Publications, Inc.  Mr. Wells was nominated to receive a 2011 CFO of the Year Award from Business Journal Publications, Inc.  Prior to joining NTS, Mr. Wells served as Senior Vice President and Chief Financial Officer of Hokanson Companies, Inc. an Indianapolis-based property management and development firm.  Prior to that Mr. Wells was the Chief Operating Officer of Executive Telecom System, Inc., a subsidiary of The Bureau of National Affairs, Inc.

For information about the directors and officers of the Surviving Entity after the completion of the merger, see “Special Factors — Effects of the Merger — Directors and Management of the Surviving Entity.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is certain selected financial and other information relating to NLP.  The selected financial data has been excerpted or derived from the financial statements and selected financial data contained in NLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (referred to as the “Form 10-K”) and the unaudited financial statements contained in NLP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (referred to as the “Form 10-Q”).  This data should be read in conjunction with the audited and unaudited consolidated financial statements and other financial information contained in the Form 10-K and the Form 10-Q, respectively, including the notes thereto.  More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and the following summary is qualified in its entirety by reference to such reports and all of the financial information and notes contained therein.  Copies of such reports may be examined at or obtained from the SEC.  NLP’s audited financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference into this proxy statement from the Form 10-K.  NLP’s unaudited financial statements as of September 30, 2012 and September 30, 2011, and for the nine months ended September 30, 2012 and September 30, 2011 are incorporated by reference into this proxy statement from the Form 10-Q.  See “Additional Information” below.

	(Unaudited) Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
			(Amounts in thousands, except per Unit data)
REVENUE:
Rental income	41,463	39,287	52,824	45,998	42,731	39,141	35,116
Tenant reimbursements	1,400	1,325	1,811	1,901	1,787	1,775	1,709
Total revenue	42,863	40,612	54,635	48,899	44,518	40,916	36,824
EXPENSES:
Operating expenses and operating expenses reimbursed to affiliate	16,736	16,463	22,090	18,208	15,572	13,779	12,231
Management fees	2,124	2,032	2,725	2,365	2,206	2,033	1,852
Property taxes and insurance	5,436	5,048	6,735	6,043	6,494	5,629	4,741
Professional and administrative expenses and professional and administrative expenses reimbursed to affiliate	2,357	1,991	2,578	2,670	2,707	2,879	3,143
Depreciation and amortization	13,360	13,741	18,247	17,973	17,304	14,696	13,214
Total expenses	40,013	39,276	52,375	47,259	44,284	39,016	35,182
OPERATING INCOME	2,850	1,336	2,260	640	234	1,900	1,643
Interest and other income and interest and other income reimbursed to affiliate	52	624	785	240	293	406	61
Interest expense and interest expense reimbursed to affiliate	(10,498)	(10,594)	(14,146)	(12,894)	(16,192)	(11,353)	(11,224)
Loss on disposal of assets	(205)	(160)	(187)	(233)	(207)	(168)	(66)
Loss from investment in joint venture	(167)	(.8)	(3)	(1)	-	-	-
Loss from investments in tenants in common	(1,445)	(1,440)	(1,846)	(1,902)	(2,137)	(2,378)	(1,608)
LOSS FROM CONTINUING OPERATIONS	(9,414)	(10,235)	(13,137)	(14,150)	(18,009)	(11,594)	(11,194)
Discontinued operations, net	-	-	-	31	338	433	1,657
Gain on sale of discontinued operations	-	-	-	1,783	-	18,910	13,482
CONSOLIDATED NET (LOSS) INCOME	(9,414)	(10,235)	(13,137)	(12,336)	(17,671)	7,750	3,946
Net loss attributable to noncontrolling interests	(759)	(822)	(1,101)	(940)	(492)	-	-
NET (LOSS) INCOME	(8,655)	(9,413)	(12,036)	(11,396)	(17,180)	7,750	3,946
Distributions declared	1,664	1,679	2,233	2,276	2,276	3,528	4,552
Distributions declared per limited partnership unit	0.15	0.15	0.20	0.20	0.20	0.31	0.40
BALANCE SHEET DATA (end of year)
Land, buildings and amenities, net	289,186	303,227	300,235	313,514	296,700	278,847	280,046
Total assets	305,672	321,197	314,381	328,566	321,582	294,115	297,457
Mortgages and notes payable	264,165	266,572	263,585	267,871	246,088	203,562	209,321

Ratio of earnings (loss) to fixed charges	0.17	0.07	0.10	(0.07)	-	-	-

Book Value Per Unit

Our net book value per Unit outstanding as of September 30, 2012 was $2.53.

UNIT MARKET PRICE AND DISTRIBUTION INFORMATION

Unit Price Information

NLP Units trade on the NYSE MKT under the symbol “NLP.” The following table sets forth, for the periods indicated, the range of the intra-day high and low sales prices of NLP Units as reported by the NYSE MKT:

	High	Low
2012
First Quarter	$3.68	$3.10
Second Quarter	$3.66	$3.01
Third Quarter	$5.15	$3.00
Fourth Quarter	$7.29	$4.85
2011
First Quarter	$3.82	$3.20
Second Quarter	$3.44	$3.10
Third Quarter	$3.99	$2.43
Fourth Quarter	$4.16	$2.77
2010
First Quarter	$5.60	$4.20
Second Quarter	$5.50	$3.33
Third Quarter	$4.19	$3.25
Fourth Quarter	$4.39	$3.25

On December 26, 2012, the last trading day prior to the public announcement of the execution of the merger agreement, the closing price of NLP Units was $6.62.  On [__________], 2013, the most recent practicable trading date prior to the date of this proxy statement, the closing price of NLP limited partnership units was $[__].  You are urged to obtain a current market price quotation for NLP limited partnership units.

Distribution Information

We pay distributions if and when authorized by our Managing GP using proceeds from advances drawn on our revolving note payable to a bank.  We are required to pay distributions on a quarterly basis of an amount no less than sixty-five percent (65%) of our “net cash flow from operations” as this term is defined in regulations promulgated by the Treasury Department under the Internal Revenue Code of 1986, as amended; provided that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity level taxation for federal, state or local income tax purposes, we will adjust the amount distributed to reflect our obligation to pay tax.  We do not expect to change our distribution policy in the near future.  Our future distribution policy will be determined by the Board of Directors and will depend on various factors, including its results of operations, financial condition, capital requirements and investment opportunities.  The merger agreement prohibits NLP or any of its subsidiaries from declaring, setting aside or paying distributions in respect of its Units until the effective time of the merger, except for ordinary course quarterly distributions to the unitholders of NLP.

The following table shows the cash distributions paid per Unit during each quarter of the years ended December 31, 2012 and 2011. Cash distributions shown below were paid within 30 days after the end of each applicable quarter.

Cash Distribution Paid Per Unit
Year Ended December 31, 2012
Quarter Ended December 31, 2012	$0.05
Quarter Ended September 30, 2012	$0.05
Quarter Ended June 30, 2012	$0.05
Quarter Ended March 31, 2012	$0.05
Year Ended December 31, 2011
Quarter Ended December 31, 2011	$0.05
Quarter Ended September 30, 2011	$0.05
Quarter Ended June 30, 2011	$0.05
Quarter Ended March 31, 2011	$0.05

INFORMATION CONCERNING THE PARENT PARTIES

Messrs. Nichols and Lavin formed Parent and Merger Sub on December 21, 2012 and are the sole members and managers of Parent and the sole managers of Merger Sub.  Merger Sub is a wholly-owned subsidiary of Parent.  Merger Sub and Parent were formed solely for the purpose of effecting the merger.  Upon the completion of the merger, Merger Sub will cease to exist and Parent and NLP will survive.

Merger Sub and Parent have not conducted any activities other than those incident to their formation and the matters contemplated by the merger agreement, including the preparation of applicable filings under the securities laws.

The address and telephone number of each of Mr. Nichols, Mr. Lavin, Parent and Merger Sub is c/o NTS Realty Holdings Limited Partnership, 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222, Attention:  Brian F. Lavin, President and Chief Executive Officer.

During the past five years, none of Mr. Nichols, Mr. Lavin, Parent or Merger Sub has been (a) convicted in a criminal proceeding or (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Mr. Nichols, Mr. Lavin, Parent or Merger Sub from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of January 31, 2013 with respect to the beneficial ownership of NLP limited partnership units by:

•	each person known to NLP to be the beneficial owner of 5% or more of our outstanding Units;

•	each of Managing GP’s directors;

•	each executive officer of Managing GP; and

•	all directors and executive officers of Managing GP as a group.

The amounts and percentages of Units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.  Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of December 27, 2012.  Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.  Unitholders of NLP are entitled to one vote per Unit.  Percentage of beneficial ownership of Units is based on 11,095,274 Units outstanding.

Name(1)	Amount Beneficially Owned		Phantom Units(2)	Percentage Beneficially Owned
Mark D. Anderson	0		12,131	*
John P. Daly	1,000		25,925	*
Brian F. Lavin	17,966	(3)	9,192	*
John S. Lenihan	1,000		39,719	*
J.D. Nichols	6,847,887	(4)	0	61.72%(4)
Gregory A. Wells	1,000		9,192	*
NTS Realty Capital, Inc.	0		0	*
NTS Realty Partners, LLC	714,491	(5)	0	6.44%(5)
All directors/executive officers	6,868,853	(6)	96,159	62.77%(6)

*Less than one percent (1%)

(1)	The address for each of the persons and entities listed above is: 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222.

(2)
Pursuant to the Directors Plan and the Officers Plan, Managing GP’s directors and officers deferred the receipt of Units that the Board of Directors granted to them during 2007-2010 as additional compensation for their services.  In general, receipt of these units are deferred until the earliest of: (i) the date of the holder’s death; (ii) the date the holder becomes “disabled” (as such term is defined in Section 409A(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the “Code”)); or (iii) the date that is thirty (30) days, or six (6) months if required by Section 409A(a)(2)(B)(i) of the Code, after the date of the holder’s “separation of service” (as such term is defined in Section 409A(a)(2)(A)(i) of the Code) from our managing general partner.  At that time, the Board of Directors may provide the holder with Units or the equivalent value in cash.  Pursuant to the merger agreement, all deferred compensation represented by phantom units held by non-employee members of the Board of Directors will be issued to such non-employee members of the Board of Directors as Units and will thereafter represent the right to receive the merger consideration.

(3)	These Units are owned directly by Brickwood, LLC, of which Mr. Lavin is the manager.

(4)
These Units are owned of record by Mr. Nichols and certain of his affiliates, including Kimberly Ann Nichols (his daughter), Zelma Nichols (his wife), trusts for the benefit of his children and other descendants, ORIG, LLC (of which he is the manager), Ocean Ridge Investments, Ltd. (of which he is sole director of its general partner), BKK Financial, Inc. (the general partner of Ocean Ridge Investments, Ltd., owned by Mr. Nichols and Kimberly Ann Nichols), and NTS Realty Partners, LLC (of which he is the manager).

(5)	The Units owned of record by NTS Realty Partners are non-voting Units.

(6)
If all of the compensation deferred pursuant to the Directors Plan and Officers Plan were issued as Units, the directors and executive officers would beneficially own 6,965,012 Units, which is 62.77% of the total Units outstanding.

Change in Control

The Commitment Letter from Quince Associates anticipates that Messrs. and Lavin will grant Quince Associates a collateral pledge of substantially all of the Units that they hold.  Except for the pledge contemplated under the Commitment Letter, there is no arrangement known to NLP at this time, including any pledge of NLP’s securities by any person, the operation of which may result in a change in control of NLP.

CERTAIN PURCHASES AND SALES OF UNITS

There have been no transactions in our Units during the past 60 days by (a) any of Managing GP’s directors or executive officers, (b) Parent, Merger Sub, the Nichols and Lavin Limited Partners or any of their respective controlling persons or associates or (c) any pension, profit-sharing or similar plan of NLP or Merger Sub.

The following table shows purchases of Units during the past two years effected by any of NLP, the Nichols and Lavin Limited Partners, Parent or Merger Sub, showing the number of Units purchased by each, the range of prices paid for those Units and the average price paid per quarter.

Quarter Ended 3/31/2011
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

Quarter Ended 6/30/2011
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

Quarter Ended 9/30/2011
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

Quarter Ended 12/31/2011
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

Quarter Ended 3/31/2012
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
J.D. Nichols	1,091	$3.56 - $3.65	$3.64

Quarter Ended 6/30/2012
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

Quarter Ended 9/30/2012
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

Quarter Ended 12/31/2012
Name of Filer	Amount of Units Purchased	Range of Prices Paid	Average Purchase Price
-	-	-	-

ADDITIONAL INFORMATION

NLP files annual, quarterly and current reports, proxy statements and other information with the SEC.  These reports, proxy statements and other information contain additional information about NLP.  You may read and copy any reports, statements or other information filed by NLP at the SEC public reference room at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. NLP’s filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC located at:  www.sec.gov.  You may also access the SEC filings and obtain other information about us through our website (www.ntsdevelopment.com).  The information contained on our website is not incorporated by reference into, or in any way part of this proxy statement.

NLP will provide, without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in the proxy statement (not including exhibits).  Limited partners should direct such requests to NTS Realty Holdings Limited Partnership, 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222, Attention:  Gregory A. Wells, or call (502) 426-4800.

Because the merger described in this proxy statement is a “going private” transaction, the 13E-3 Filing Persons have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the proposed merger.  The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part of it, is available for inspection as set forth above.  The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

The SEC allows NLP to “incorporate by reference” information into this proxy statement.  This means that NLP can disclose important information by referring to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this proxy statement.

This proxy statement and the information that NLP files later with the SEC may update and supersede the information incorporated by reference.  Similarly, the information that NLP later files with the SEC may update and supersede the information in this proxy statement.  NLP incorporates by reference in this proxy statement each document it files under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of this proxy statement and before the special meeting, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K.  NLP also incorporates by reference into this proxy statement the following documents filed by it with the SEC under the Exchange Act:

•	NLP’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	NLP’s Definitive Proxy Statement for NLP’s 2011 Annual Meeting;

•	NLP’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012; and

•	NLP’s Current Reports on Form 8-K filed with the SEC on August 31, 2012, September 13, 2012, November 1, 2012, November 20, 2012, and December 28, 2012.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any offer or solicitation in that jurisdiction.  The delivery of this proxy statement should not create an implication that there has been no change in the affairs of NLP since the date of this proxy statement or that the information herein is correct as of any later date.

Limited partners should not rely on information other than that contained in this proxy statement or incorporated herein by reference.  NLP has not authorized anyone to provide information that is different from that contained in this proxy statement.  This proxy statement is dated [________], 2013.  You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement will not create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

among

NTS MERGER PARENT, LLC,

NTS MERGER SUB, LLC,

NTS REALTY CAPITAL, INC.,

and

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

_________________________

Dated as of December 27, 2012

TABLE OF CONTENTS
ARTICLE I	THE MERGER	Page 2
Section 1.1 The Merger	2
Section 1.2 Closing	2
Section 1.3 Effective Time	2
Section 1.4 Effects of the Merger	3
Section 1.5 Partnership Agreement of the Surviving Entity	3
ARTICLE II	CONVERSION OF PARTNERSHIP INTERESTS; EXCHANGE OF CERTIFICATES	3
Section 2.1 Effect on Partnership Interests	3
Section 2.2 Exchange of Certificates	4
ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP PARTIES	6
Section 3.1 Qualification, Organization, Subsidiaries, Etc	6
Section 3.2 Capitalization	6
Section 3.3 Authority, No Violation; Consents and Approvals	8
Section 3.4 SEC Reports and Compliance	9
Section 3.5 No Undisclosed Liabilities	10
Section 3.6 Opinion of Financial Advisor	10
Section 3.7 State Takeover Laws	10
Section 3.8 Finders or Brokers	10
Section 3.9 No Other Representations or Warranties	11
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES	11
Section 4.1 Qualification: Organization	11
Section 4.2 Authority; No Violation; Consents and Approvals	12
Section 4.3 Financing	13
Section 4.4 Solvency	13
Section 4.5 Ownership and Operations of Merger Sub	13
Section 4.6 Certain Arrangements	14
Section 4.7 No Third Party Transactions	14
Section 4.8 Finders or Brokers	14
Section 4.9 Access to Information; No Other Representations or Warranties; Disclaimer	14
ARTICLE V	COVENANTS AND AGREEMENTS	15
Section 5.1 Conduct of Business by the Partnership Parties	15
Section 5.2 Access to Information; Confidentiality	16
Section 5.3 No Solicitation	16
Section 5.4 Preparation of Proxy Statement and Schedule 13E-3; Partnership Meeting	19

-i-

TABLE OF CONTENTS
(continued)

Section 5.5 Efforts; Notification	Page 20
Section 5.6 Publicity	21
Section 5.7 Indemnification and Insurance	21
Section 5.8 Unitholder Litigation	22
Section 5.9 Delisting	22
Section 5.10 Financing	22
Section 5.11 Section 16 Matters	24
ARTICLE VI	CONDITIONS TO THE MERGER	24
Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger	24
Section 6.2 Conditions to Obligation of the Partnership Parties to Effect the Merger	24
Section 6.3 Conditions to Obligation of the Parent Parties to Effect the Merger	25
Section 6.4 Frustration of Conditions	26
ARTICLE VII	TERMINATION	26
Section 7.1 Termination or Abandonment	26
Section 7.2 Effect of Termination	27
Section 7.3 Expenses	27
ARTICLE VIII	MISCELLANEOUS	27
Section 8.1 Nonsurvival of Representations, Warranties and Agreements	27
Section 8.2 Amendments; Waivers	27
Section 8.3 Notices	28
Section 8.4 Interpretation; Construction; Severability	29
Section 8.5 Governing Law; Jurisdiction	29
Section 8.6 WAIVER OF JURY TRIAL	30
Section 8.7 Specific Performance	30
Section 8.8 Assignment: Binding Effect	30
Section 8.9 Counterparts; Effectiveness	31
Section 8.10 Entire Agreement; No Third-Party Beneficiaries	31
Section 8.11 No Recourse	31
Section 8.12 Certain Definitions	31

-ii-

The Exhibits and Schedules referenced in this Agreement and Plan of Merger have been omitted. The Partnership will make available these materials for inspection and copying by any partner, or representative of a partner who is so designated in writing, at its executive offices during regular business hours.

-i-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 27, 2012 (this “Agreement”), is entered into among NTS Merger Parent, LLC, a Delaware limited liability company (“Parent”), NTS Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of the Partnership (“Partnership Managing GP”), and NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership (the “Partnership” and, together with the Partnership Managing GP, the “Partnership Parties”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into the Partnership, with the Partnership surviving that merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, a special committee of independent directors of the Partnership Managing GP’s Board of Directors (the “Special Committee”) unanimously has (a) determined that it is fair to and in the best interests of the Partnership and its Unitholders (other than the Unitholders of the Units included among the Remaining Interests) to enter into this Agreement and (b) recommended to the board of directors of Partnership Managing GP (the “Board of Directors”) that it approve and declare advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, following the recommendation of the Special Committee, the Board of Directors unanimously has (a) determined that it is fair to and in the best interests of the Partnership and its Unitholders (other than the Unitholders of the Units included among the Remaining Interests) to enter into this Agreement and declared it advisable, (b) approved the execution, delivery and performance by the Partnership of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the Unitholders;

WHEREAS, the Purchasing Group beneficially and of record own the Units and general partner interests in the Partnership set forth on Section 2.1(b) of the Parent Disclosure Schedule, constituting approximately 61.7% of the issued and outstanding Units of the Partnership and all of the general partner interests in the Partnership;

WHEREAS, in connection with the execution and delivery of this Agreement by the parties hereto, each member of the Purchasing Group has entered into a Voting and Support Agreement, dated as of the date hereof (the “Support Agreement”), with the Partnership and Partnership Managing GP, in the form attached hereto as Exhibit A, pursuant to which the Purchasing Group has, among other things: (i) agreed that the Units and general partner in the Partnership beneficially owned by the Purchasing Group will not be converted into the right to receive the Merger Consideration and will remain outstanding as Units and the general partner interests of the Surviving Entity in the Merger, (ii) agreed to vote the Units of which they are the record and beneficial owners in favor of the approval of this Agreement and the Merger; and (iii)

agreed that, from and after the date of this Agreement until the Effective Time (or earlier termination of this Agreement), they shall not seek to terminate the existence of the Special Committee or materially change the Special Committee’s duties or authority or its current membership;

WHEREAS, the managers of each of Parent and Merger Sub have unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub, the Partnership and Partnership Managing GP hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (“DRULPA”) and the Delaware Limited Liability Company Act (“DLLCA”), Merger Sub shall be merged with and into the Partnership, whereupon the separate existence of Merger Sub shall cease, and the Partnership shall continue as the surviving entity in the Merger (the “Surviving Entity”).

Section 1.2 Closing. Upon the terms and subject to the satisfaction or waiver of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Partnership, 600 North Hurstbourne Parkway, Louisville, Kentucky at 9:00 a.m., local time, on the third Business Day following the day on which the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions) shall been satisfied or waived in accordance with this Agreement, or at such other time and place as the Parent Parties and the Partnership Parties shall agree (the “Closing Date”).

Section 1.3 Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with Section 17-211 of the DRULPA and Section 18-209 of the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by Parent and the Partnership Parties (acting through the Special Committee) in writing

2

and specified in the Certificate of Merger in accordance with the DRULPA and the DLLCA (the time when the Merger becomes effective, the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the DRULPA and DLLCA.

Section 1.5 Partnership Agreement of the Surviving Entity. The Partnership Agreement, as in effect immediately prior to the Effective Time, shall remain the partnership agreement of the Surviving Entity and shall continue in effect until thereafter changed or amended in accordance with the provisions of the Partnership Agreement, this Agreement and applicable Law.

ARTICLE II

CONVERSION OF PARTNERSHIP INTERESTS; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Partnership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the Partnership, Merger Sub or the holders of any securities of the Partnership or Merger Sub:

(a) Conversion of Units. Subject to Sections 2.1(b) and 2.1(d), each Unit issued and outstanding immediately prior to the Effective Time, other than the Remaining Interests, shall thereupon be converted automatically into and shall thereafter represent the right to receive $7.50 in cash without any interest thereon (the “Merger Consideration”). Immediately prior to the Effective Time, each Unit deferred by any nonemployee member of the Board of Directors pursuant to the Partnership managing GP Directors Deferred Compensation Plan (the “Directors Plan”) shall be issued to such nonemployee member of the Board of Directors and shall thereupon be converted automatically into and shall thereafter represent the right to receive the Merger Consideration. All Units that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the Unitholders of such Units immediately prior to the Effective Time (whether certificated or non-certificated and represented in book-entry form) shall cease to have any rights with respect to such Units other than the right to receive the Merger Consideration.

(b) Remaining Interests. As of the Effective Time, the Units and general partner interests in the Partnership held by the Purchasing Group as set forth on Section 2.1(b) of the Parent Disclosure Schedule (collectively, the “Remaining Interests”) shall be unchanged and remain outstanding as Units or general partner interests in the Partnership, as applicable, and no consideration shall be delivered in respect thereof. Immediately after the Effective Time, the Remaining Interests will constitute the only outstanding partnership interests of the Surviving Entity.

(c) Conversion of Merger Sub Limited Liability Company Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each membership interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and automatically shall be cancelled and shall cease to exist,

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and each holder of a membership interest in Merger Sub immediately prior to the Effective Time shall cease to have any rights with respect thereto and no consideration shall be delivered in exchange therefor.

(d) Adjustments. If between the date of this Agreement and the Effective Time, the outstanding Units, including securities convertible or exchangeable into or exercisable for Units, shall be changed into a different number of units or other securities by reason of any split, combination, merger, consolidation, reorganization, reclassification, recapitalization or other similar transaction, or any distribution payable in Units or other equity interests in the Partnership shall be declared thereon with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the Unitholders the same economic effect as contemplated by this Agreement prior to such event; provided that nothing herein shall be construed to permit the Partnership to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the mailing of the Proxy Statement (as defined herein), Parent shall appoint a U.S. bank or trust company approved by the Special Committee to act as paying agent (the “Paying Agent”) for the Unitholders (other than the Purchasing Group) in connection with the Merger and to receive and pay out the Merger Consideration to which such Unitholders shall become entitled pursuant to Section 2.1. At or prior to the Effective Time, the Parent Parties shall deposit, or shall cause to be deposited, in trust with the Paying Agent, for the benefit of Unitholders (other than the Purchasing Group), cash in an amount sufficient to pay the aggregate Merger Consideration in exchange for all Units outstanding immediately prior to the Effective Time (other than the Units included among the Remaining Interests), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Units (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Units represented in book-entry form (“Book-Entry Units”) pursuant to the provisions of this Article II (such cash hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the third Business Day following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Units whose Units were converted into the Merger Consideration pursuant to Section 2.1(a), (A) a letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent or, in the case of Book-Entry Units, upon adherence to the procedures set forth in the Letter of Transmittal, and shall be in such customary form and have such other provisions as Parent and the Partnership Parties (acting through the Special Committee) shall reasonably determine) and (B) instructions for use in surrendering Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units in exchange for the Merger Consideration.

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(ii) Upon surrender of a Certificate (or an effective affidavit of loss in lieu thereof) or Book-Entry Units to the Paying Agent, accompanied by a properly completed Letter of Transmittal, the holder of such Certificate or Book-Entry Units shall be entitled to receive promptly after the Effective Time but in any event within ten (10) Business Days after such surrender a check in an amount equal to the product of (x) the number of Units represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units multiplied by (y) the Merger Consideration. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Units on the Merger Consideration payable in respect of the Certificates or Book-Entry Units. In the event of a transfer of ownership of Units that is not registered in the unit transfer register of the Partnership, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Units is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable unit transfer or other Taxes have been paid or are not applicable.

(iii) Parent, the Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any Unitholder such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Unitholder in respect of which such deduction and withholding were made.

(c) Closing of Transfer Register. At the Effective Time, the unit transfer register of the Partnership shall be closed, and there shall be no further registration of transfers on the unit transfer register of the Surviving Entity of Units (other than the Units included in the Remaining Interests) that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Units provided for in Section 2.1(a) are presented to the Surviving Entity or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to and subject to the requirements of this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former Unitholders for twelve months after the Effective Time shall be delivered to the Surviving Entity upon demand, and any former Unitholders who have not surrendered their Certificates or Book-Entry Units provided for in Section 2.1(a) in accordance with this Section 2.2 shall thereafter look only to the Surviving Entity for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates or Book-Entry Units.

(e) No Liability. Notwithstanding anything herein to the contrary, none of Parent, Merger Sub, the Partnership Parties, the Surviving Entity, the Paying Agent or any other person shall be liable to any former Unitholder for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such Exchange Fund

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shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government and that no such investment or loss thereon shall affect the amounts payable to Unitholders that are converted into the right to receive the Merger Consideration pursuant to Section 2.1. Any interest and other income resulting from such investments shall be paid to the Surviving Entity pursuant to Section 2.2(d).

(g) Lost Certificates. In the event that any Certificate representing Units provided for in Section 2.1(a) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Units represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP PARTIES

Except as disclosed in the Partnership SEC Documents filed prior to the date of this Agreement (excluding any disclosures included in any risk factor section of such documents and any other disclosures in such documents to the extent that they are cautionary, predictive or forward-looking in nature) or (b) in a section of the disclosure schedule delivered concurrently herewith by the Partnership Parties to Parent (the “Partnership Disclosure Schedule”) corresponding to the applicable sections of this Article III to which such disclosure applies (provided, however, that any information set forth in one section of such Partnership Disclosure Schedule also shall be deemed to apply to each other section of this Agreement to which its relevance is reasonably apparent), the Partnership Parties hereby represent and warrant, jointly and severally, to the Parent Parties as follows:

Section 3.1 Qualification, Organization, Subsidiaries, Etc.

(a) Intentionally Omitted.

(b) Each Partnership Party is a legal entity validly existing and in good standing under the Laws of its respective jurisdiction of formation. Each Partnership Party has all requisite limited partnership, limited liability company or corporate, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

(c) Each Partnership Party is duly registered or qualified to do business and is in good standing as a foreign limited partnership, limited liability company or corporation, as the case may be, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such registration or qualification, except where the failure to be so registered, qualified or in good standing would not, individually or in the aggregate, have a Partnership Material Adverse Effect. The organizational or governing documents of the

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Partnership Parties, as previously made available to Parent, are in full force and effect. None of the Partnership Parties is in violation of its organizational or governing documents.

Section 3.2 Capitalization.

(a) Partnership Managing GP and Partnership Non-Managing GP are general partners of the Partnership. Partnership Managing GP is the sole managing general partner of the Partnership. Partnership Managing GP and Partnership Non-Managing GP own all of the general partner interests in the Partnership and such general partner interests have been duly authorized and validly issued in accordance with applicable Laws and the Partnership Agreement. Partnership Managing GP and Partnership Non-Managing GP own all of the general partner interests free and clear of any Encumbrances except pursuant to the organizational or governing documents of any of the Partnership Parties.

(b) As of the date of this Agreement, the Partnership has no equity interest issued and outstanding other than the following:

(i) 11,095,274 Units; and

(ii) the general partner interests of Partnership Managing GP and Partnership Non-Managing GP.

Each issued and outstanding Unit has been duly authorized and validly issued in accordance with applicable Laws and the Partnership Agreement, and is fully paid and non-assessable (except to the extent such nonassessability may be affected by Sections 17-607 and 17-804 of DRULPA). Such Units were not issued in violation of any preemptive or similar rights or any other agreement or understanding binding on the Partnership. As of the date of this Agreement, except for outstanding awards for Units issued pursuant to the Directors Plan or the Partnership Managing GP Officers Deferred Equity Bonus Plan, (A) there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (preemptive, contingent or otherwise) obligating any of the Partnership Parties to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any equity interest in any of the Partnership Parties; (B) there are no outstanding securities or obligations of any kind of any of the Partnership Parties that are convertible into or exercisable or exchangeable for any equity interest in any of the Partnership Parties or any other person, and none of the Partnership Parties has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities; (C) there are no outstanding any equity appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based on the value of the equity, book value, income or any other attribute of any of the Partnership Parties; (D) there are no outstanding bonds, debentures or other evidences of indebtedness of any of the Partnership Parties having the right to vote (or that are exchangeable for or convertible or exercisable into securities having the right to vote) with the Unitholders on any matter; and (E) except as described in the organizational or governing documents of the Partnership Parties or the Support Agreement, there are no unitholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which any of the Partnership Parties is a party or to the knowledge of the Partnership Parties by which any of their

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securities are bound with respect to the voting, disposition or registration of any outstanding securities of any of the Partnership Parties.

(c) All of the outstanding equity interests of each Subsidiary of the Partnership (i) have been duly authorized and validly issued in accordance with applicable Laws and its organizational or governing documents and are fully paid and nonassessable (except to the extent such nonassessability may be affected by applicable Laws) and (ii) are owned directly or indirectly by the Partnership free and clear of any Encumbrance except pursuant to the organizational or governing documents of any of the Parent Group Entities and for Permitted Encumbrances.

(d) All of the outstanding equity interests of each Partially Owned Entity of the Partnership have been duly authorized and validly issued in accordance with applicable Laws and its organizational or governing documents and are fully paid and nonassessable (except to the extent such nonassessability may be affected by applicable Laws).

(e) Except with respect to the ownership of any equity securities owned between or among the Partnership Group Entities, none of the Partnership Parties owns or will own at the Closing Date, directly or indirectly, any equity or long-term debt securities of any corporation, partnership, limited liability company, joint venture, association or other entity.

Section 3.3 Authority, No Violation; Consents and Approvals.

(a) Each of the Partnership Parties has all requisite limited liability company or limited partnership power and authority to enter into this Agreement, to carry out its obligations hereunder and, subject to the receipt of the Unitholder Approvals and the governmental filings and other matters referred to in Section 3.3(e), to consummate the transactions contemplated hereby. The execution, delivery and performance by each Partnership Party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite limited liability company or limited partnership action on the part of such Partnership Party, except for (i) the Unitholder Approvals of this Agreement and the Merger and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and no other vote or approval by any of (A) the Unitholders of the Partnership, (B) stockholders of Partnership Managing GP or (C) other corporate, limited liability company, partnership or other organizational votes, approvals or proceedings in respect of the Partnership Parties are necessary to consummate the transactions contemplated by this Agreement.

(b) This Agreement has been duly executed and delivered by each Partnership Party and, assuming the due authorization, execution and delivery hereof by the Parent Parties, constitutes a legal, valid and binding agreement of such Partnership Party, enforceable against such Partnership Party in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

(c) Partnership Managing GP has approved this Agreement and the transactions contemplated by this Agreement and directed that this Agreement and the Merger be submitted

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to a vote of Unitholders as required under Section 17-211 of the DRULPA. The Board of Directors, upon the unanimous recommendation of its Special Committee, at a meeting duly called and held, has, (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Partnership and the Unitholders (excluding the Purchasing Group), (ii) approved the Merger and this Agreement and (iii) recommended that this Agreement and the Merger be approved by Unitholders (such recommendation, including the recommendation of the Special Committee, the “Recommendation”).

(d) Except for matters expressly contemplated by this Agreement and matters described in clauses (ii) and (iii) below that would not, individually or in the aggregate, have a Partnership Material Adverse Effect, neither the execution and delivery by the Partnership Parties of this Agreement, nor the consummation by the Partnership Parties of the transactions contemplated hereby and the performance by the Partnership Parties of this Agreement will (i) subject to obtaining the Unitholder Approvals, violate or conflict with any provision of the organizational or governing documents of the Partnership Parties or the Subsidiaries of the Partnership; (ii) result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract which any of the Partnership Parties or their respective Subsidiaries is a party or by or to which any of their properties are bound; (iii) result in the creation of an Encumbrance upon any of the assets of any of the Partnership Parties or the Subsidiaries of the Partnership; or (iv) subject to obtaining the Unitholder Approvals and the governmental filings and other matters referred to in Section 3.3(e), violate or conflict in any material respect with any material Law applicable to the Partnership Parties or their respective Subsidiaries.

(e) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any Governmental Entity is required by or with respect to the Partnership Parties or the Subsidiaries of the Partnership in connection with the execution and delivery of this Agreement by the Partnership Parties or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the adoption by the Unitholders of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”) and a transaction statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”), and (B) such reports under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), as may be required in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Partnership or any of its Subsidiaries is qualified to do business, (iii) any filings with and approvals of the NYSE MKT and (iv) such other consents, approvals, orders, authorizations, actions, registrations, declarations, notices and filings the failure of which to be obtained or made, individually or in the aggregate, would not (A) reasonably be expected to have a Partnership Material Adverse Effect or (B) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

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Section 3.4 SEC Reports and Compliance.

(a) The Partnership has filed or furnished all forms, documents, statements and reports required to be filed or furnished prior to the date hereof by them with the SEC since January 1, 2012 (such documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Partnership SEC Documents”). As of their respective dates, or, if revised, amended, supplemented or superseded by a later-filed Partnership SEC Document, as of the date of the last such revision, amendment, supplement or superseding filing, the Partnership SEC Documents complied in all material respects, to the extent in effect at the time of such filing, with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) applicable to such Partnership SEC Documents. None of the Partnership SEC Documents so filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Partnership included in or incorporated by reference into the Partnership SEC Documents (the “Partnership Financial Statements”) fairly present, in all material respects, the consolidated financial position of the Partnership and its Subsidiaries as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be specified therein or in the notes thereto).

Section 3.5 No Undisclosed Liabilities. Neither the Partnership nor any of its Subsidiaries has any indebtedness or liability (whether absolute, accrued, contingent or otherwise) of any nature that is not accrued or reserved against in the Partnership Financial Statements filed prior to the execution of this Agreement or reflected in the notes thereto, other than (a) liabilities incurred or accrued in the ordinary course of business consistent with past practice since December 31, 2011 or (b) liabilities of the Partnership or any of its Subsidiaries that would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

Section 3.6 Opinion of Financial Advisor. The Special Committee has received the written opinion of Centerboard Securities, LLC, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the Unitholders (other than the Purchasing Group).

Section 3.7 State Takeover Laws. No approvals are required under state takeover or similar laws in connection with the performance by the Partnership Parties or their Affiliates of their obligations under this Agreement, the Support Agreement, or the transactions contemplated hereby or thereby.

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Section 3.8 Finders or Brokers. Except for Centerboard Securities, LLC, none of the Partnership Parties (including through its respective board of directors (or similar governing body) or any committee thereof) has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

Section 3.9 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article III and except as otherwise expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, none of the Partnership Parties nor any other Person on behalf of the Partnership Parties makes any other representation or warranty of any kind or nature, express or implied, in connection with this Agreement or the transactions contemplated by this Agreement.

(b) Except for the representations and warranties expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, none of the Partnership Parties has relied on any representation or warranty, express or implied, with respect to the Parent Parties or with respect to any other information provided or made available to the Partnership Parties in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as disclosed in a section of the disclosure schedule delivered concurrently herewith by Parent to the Partnership Parties immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) corresponding to the applicable sections of this Article IV to which such disclosure applies (provided, however, that any information set forth in one section of such Parent Disclosure Schedule also shall be deemed to apply to each other section of this Agreement to which its relevance is reasonably apparent), the Parent Parties hereby represent and warrant, jointly and severally, to the Partnership Parties as follows:

Section 4.1 Qualification: Organization.

(a) Each of the Parent Parties is a legal entity validly existing and in good standing under the Laws of its respective jurisdiction of formation. Each of the Parent Parties has all requisite limited partnership, limited liability company or corporate, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Parent Parties is duly registered or qualified to do business and is in good standing as a foreign limited partnership, limited liability company or corporation, as the case may be, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such registration or qualification, except where the failure to be so registered, qualified or in good standing would not, individually or in the aggregate,

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have a Parent Material Adverse Effect. The organizational or governing documents of the Parent Parties, as previously made available to the Partnership Parties, are in full force and effect. None of the Parent Parties is in violation of its organizational or governing documents.

Section 4.2 Authority; No Violation; Consents and Approvals.

(a) Each of the Parent Parties has all requisite limited liability company, limited partnership or corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each Parent Party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite limited liability company, limited partnership or corporate action on the part of such Parent Party, and no other limited liability company, limited partnership or corporate proceedings on the part of a Parent Party are necessary to consummate the transactions contemplated by this Agreement.

(b) This Agreement has been duly executed and delivered by each Parent Party and, assuming the due authorization, execution and delivery hereof by the Partnership Parties, constitutes a legal, valid and binding agreement of such Parent Party, enforceable against such Parent Party in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Except for matters expressly contemplated by this Agreement and matters described in clauses (ii) and (iii) below that would not, individually or in the aggregate, have a Parent Material Adverse Effect, neither the execution and delivery by the Parent Parties of this Agreement, nor the consummation by the Parent Parties of the transactions contemplated hereby and the performance by the Parent Parties of this Agreement will (i) violate or conflict with any provision of the organizational or governing documents of the Parent Parties; (ii) result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which any of the Parent Parties is a party or by or to which any of their properties are bound; (iii) result in the creation of an Encumbrance upon any of the assets of any of the Parent Parties; or (iv) violate or conflict in any material respect with any material Law applicable to the Parent Parties.

(d) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any Governmental Entity is required by or with respect to the Parent Parties in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (i) the filing with the SEC of (A) the Proxy Statement and the Schedule 13E-3, and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Partnership or any of its subsidiaries is qualified to do business, (iii) any filings with and approvals of the NYSE MKT and (iv) such other consents, approvals, orders, authorizations, actions,

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registrations, declarations, notices and filings the failure of which to be obtained or made, individually or in the aggregate, would not (A) reasonably be expected to have a Parent Material Adverse Effect or (B) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

Section 4.3 Financing. Attached hereto as Exhibit B are true, complete and correct copies, as of the date of this Agreement, of (i) an executed commitment letter, dated as of December 21, 2012 (the “Commitment Letter”), among the members of Parent and Quince Associates, Limited Partnership (the “Financing Source”) pursuant to which the Financing Source has agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Financing”). The Commitment Letter is in full force and effect as of the date of this Agreement, and is the legal, valid and binding obligations of the parties thereto. As of the date hereof, no amendment or modification of the Commitment Letter has been made and the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no side letters or other agreements to which the Parent Parties or their respective Affiliates are a party relating to the funding of the Financing other than the Commitment Letter and any customary fee letters or engagement letters that do not impact the conditionality or amount of the Financing. The Parent Parties or their respective Affiliates have fully paid any and all commitment fees or other fees in connection with the Commitment Letter and/or the Financing that are due and payable on or prior to the date hereof. As of the date of this Agreement, assuming the accuracy in all material respects of the representations and warranties set forth in Article III, the Parent Parties have no reason to believe that they or their respective Affiliates will be unable to satisfy the Commitment Letter in accordance with its terms and conditions on or prior to the Closing Date. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in or contemplated by the Commitment Letter. The Financing will provide the Partnership with sufficient funds to fund the aggregate Merger Consideration and other payments required to be made by the Surviving Entity at the Closing in connection with the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Commitment Letter may be superseded at the option of the Parent Parties after the date of this Agreement but prior to the Effective Time by a New Commitment Letter in accordance with Section 5.10. In such event, the term “Commitment Letter” as used in this Agreement shall be deemed to include a New Commitment Letter to the extent then in effect, the term Financing shall include the amounts set forth in any New Commitment Letter and the term Financing Source shall include the lender executing any New Commitment Letter.

Section 4.4 Solvency. As of the Effective Time and immediately after the consummation of the Merger, that Parent Parties and each of their Affiliates, including the Partnership, shall be solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of the Parent Parties and each of their Affiliates, including the Partnership. In connection with the transactions contemplated hereby, the Parent Parties and their Affiliates have not incurred, nor plan to incur, debts beyond its ability to pay as they become absolute and matured. As of the Effective Time and immediately after the consummation of the Merger, the remaining capital of the Parent Parties and their Affiliates will be a reasonable amount for the business in which they are engaged.

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Section 4.5 Ownership and Operations of Merger Sub. As of the date of this Agreement, all of the issued and outstanding equity interests of Merger Sub are, and at the Effective Time will be, owned by Parent, and such equity interests of Merger Sub have been duly authorized and validly issued in accordance with applicable Laws and the limited liability company agreement of Merger Sub and are fully paid and nonassessable (except to the extent such nonassessability may be affected by Sections 18-607 and 18-804 of DLLCA). Merger Sub has not conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.

Section 4.6 Certain Arrangements. As of the date of this Agreement and except as contemplated by this Agreement, there are no contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between the Parent Parties or any of their respective Affiliates, on the one hand, and any member of the Partnership Parties’ management or directors, on the other hand, as of the date hereof that relate in any way to the Partnership Parties’ or the Merger or (ii) between the Parent Parties or any of their respective Affiliates, on the one hand, and any other Person, on the other hand, pursuant to which any Unitholder of the Partnership would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Unitholder of the Partnership agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Alternative Proposal.

Section 4.7 No Third Party Transaction. Neither the Parent Parties nor any of the respective Affiliates have entered into any agreement, arrangement or understanding with any third party concerning the possible sale of the Surviving Entity, equity interests in the Surviving Entity or all or substantially all the assets of the Surviving Entity to a third party after the Merger has been consummated.

Section 4.8 Finders or Brokers. None of the Parent Parties has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

Section 4.9 Access to Information; No Other Representations or Warranties; Disclaimer.

(a) Each of Parent and Merger Sub has conducted its own investigations of the Partnership Group Entities and acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Partnership Group Entities for such purpose.

(b) Except for the representations and warranties contained in this Article IV and except as otherwise expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, none of the Parent Parties nor any other Person on behalf of the Parent Parties makes any other representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

(c) Except for the representations and warranties expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby, neither Parent nor Merger Sub has relied on any representation or warranty, express or implied,

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with respect to the Partnership Group Entities or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. None of the Partnership Group Entities nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or use by Parent or Merger Sub of any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership Parties.

(a) From the date of this Agreement to the Effective Time, and except (i) as required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld) or (iii) as expressly provided for and permitted by this Agreement, the Partnership Parties shall (A) conduct the business of such Partnership Parties in the ordinary course consistent with past practice and (B) use their commercially reasonable efforts to maintain and preserve intact the present business organizations and material rights and business relationship of such Partnership Parties; provided, however, that any action taken or omitted to be taken by an officer of a Partnership Party at the direction of any of the Parent Parties or any member of the Purchaser Group that would otherwise constitute a breach of this Section 5.1 shall not constitute such a breach.

(b) Without limiting the generality of Section 5.1(a), the Partnership Parties agree that, except (i) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) or (ii) as expressly provided for and permitted by this Agreement, from the date of this Agreement to the Effective Time, the Partnership Parties will not:

(i) make any change in any of their organizational or governing documents;

(ii) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any of their equity securities or securities convertible into their equity securities, or subscriptions, rights, warrants or options to acquire or other agreements or commitments of any character obligating any of them to issue any such equity securities;

(iii) except for any distributions from the Subsidiaries of the Partnership to Partnership and the Partnership’s ordinary course quarterly distributions to Unitholders, declare, set aside or pay any distributions in respect of the Units or other ownership interests, or split, combine or reclassify the Units or other ownership interests or issue or authorize the issuance of any other ownership interests in respect of, in lieu of or in substitution for any of the Units or other ownership interests, or purchase, redeem or otherwise acquire, directly or indirectly, any of the Units;

(iv) engage in any borrowing transaction or incur any indebtedness for borrowed money or guarantee any such indebtedness or any loans, advances or capital contributions to, or

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investments in, any Person other than in connection with (A) borrowings in the ordinary course of business consistent with past practice, (B) the refinancing or replacement of existing indebtedness, (C) transactions with the Subsidiaries of the Partnership, and (D) the Financing;

(v) sell, assign, transfer, encumber (other than Permitted Encumbrances) or otherwise dispose of (A) any limited liability company, partnership or other equity interests of any Subsidiary or Partially Owned Entity of the Partnership Parties or (B) any of the properties or assets of the Partnership or the Subsidiaries of the Partnership;

(vi) make any material modifications to any employee benefit plans, employment or compensation arrangements, except as required by applicable Law; or

(vii) agree or commit to do any of the foregoing.

Section 5.2 Access to Information; Confidentiality. From the date hereof until the Effective Time, upon reasonable notice and subject to the requirements of applicable Laws, the Partnership Parties shall (a) provide to the Parent Parties and their respective counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of the Partnership Parties and the Subsidiaries of the Partnership and (b) furnish to the Parent Parties and their respective counsel, financial advisors, auditors and other authorized representatives (i) such financial and operating data and other information as such persons may reasonably request and (ii) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws. Notwithstanding the foregoing provisions of this Section 5.2, the Partnership Parties shall not be required to, or be required to cause any of the Subsidiaries of the Partnership to, grant access or furnish information to Parent or any of its representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by Law or an existing contract or agreement. Parent shall hold, and shall cause its counsel, financial advisors, auditors and representatives to hold, any material or competitively sensitive non-public information concerning a Partnership Party received from a Partnership Party confidential. Any investigation pursuant to this Section 5.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Partnership Parties and the Subsidiaries of the Partnership. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by the Partnership Parties in Article III or any condition set forth in Article VI.

Section 5.3 No Solicitation.

(a) The Partnership Parties agree that, except as expressly permitted by this Section 5.3, from and after that date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Partnership Parties shall not, and shall cause their officers, directors, employees, agents and representatives (“Representatives”) not to, directly or indirectly,

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(i) initiate, solicit, encourage or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal;

(ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, the Partnership Group Entities, in connection with, or have any discussions with any person relating to, an Alternative Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement an Alternative Proposal, in each case, other than with the Parent Parties;

(iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal; or

(iv) resolve to propose or agree to do any of the foregoing.

(b) The Partnership Parties agree that they shall immediately, and shall instruct their Representatives to immediately, cease and cause to be terminated any and all existing activities, discussions or negotiations with any parties (other than the Parent Parties) conducted heretofore with respect to any Alternative Proposal. The Partnership Parties shall promptly request that each Person who has executed a confidentiality agreement with a Partnership Party in connection with that Person’s consideration of a transaction involving the Partnership or any of its Subsidiaries that would constitute an Alternative Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Partnership or any of its Subsidiaries.

(c) Notwithstanding anything to the contrary in Section 5.3(a), prior to the receipt of the Unitholder Approvals, the Partnership Parties may, in response to an unsolicited Alternative Proposal which did not result from or arise in connection with a breach of this Section 5.3 and which the Special Committee determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes or could reasonably be expected to result in a Superior Proposal, (i) furnish information with respect to the Partnership Group Entities to the person making such Alternative Proposal and its representatives pursuant to a confidentiality agreement (each in a form approved by the Special Committee; provided that such agreement shall not prohibit the Partnership Parties from complying with the terms of this Section 5.3) and (ii) participate in discussions or negotiations with such person and its representatives regarding such Alternative Proposal; provided, however, that the Partnership Parties shall simultaneously provide or make available to Parent a copy of such Alternative Proposal and any non-public information concerning the Partnership Group Entities that is provided to the person making such Alternative Proposal or its Representatives which was not previously provided or made available to Parent.

(d) The Partnership Parties shall promptly advise Parent of the receipt by either of them of (i) any Alternative Proposal or (ii) any request for non-public information relating to the Partnership Group Entities, including in each case the identity of the person making any such Alternative Proposal or request and the material terms and conditions of any such Alternative Proposal or request. The Partnership Parties shall keep Parent reasonably informed on a current basis of the status (including any material change to the terms thereof) of any such Alternative

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Proposal or request. For purposes of the foregoing, an Alternative Proposal or inquiry will be deemed to be received by the Partnership Parties upon the Special Committee’s receipt of notice of the same.

(e) Except as permitted by Section 5.3(f) or Section 5.3(g), neither the Board of Directors nor the Special Committee shall (i) withdraw, modify or qualify in a manner adverse to Parent, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to Parent, the Recommendation or (ii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Alternative Proposal or enter into a definitive agreement with respect to an Alternative Proposal (any of the actions set forth in the foregoing clause (i) or clause (ii), whether taken by the Board of Directors or any committee thereof, a “Change in Recommendation”).

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to receipt of the Unitholder Approvals, the Board of Directors or the Special Committee may, in response to a Superior Proposal or Intervening Event, effect a Change in Recommendation, if (i) the Board of Directors or the Special Committee determines in good faith, after consultation with its respective outside counsel and financial advisors, that a Change in Recommendation would be in the best interests of the Unitholders (other than the Unitholders of the Units included among the Remaining Interests) and (ii) the Board of Directors or the Special Committee, as applicable, provides Parent with at least five (5) Business Days’ advance written notice of its intention to make a Change in Recommendation and specifying the material events giving rise thereto.

(g) Nothing contained in this Agreement shall prohibit the Partnership Parties, the Board of Directors or the Special Committee from complying with the Exchange Act, including disclosing to the Unitholders of the Partnership a position contemplated by Rules 14d-9 and 14e-2(a) promulgated thereunder.

(h) Intentionally Omitted.

(i) As used in this Agreement:

(i) “Alternative Proposal” shall mean any inquiry, proposal or offer from any Person or group of Persons other than the Parent Parties relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions, (i) a merger, tender or exchange offer, consolidation, reorganization, reclassification, recapitalization, liquidation or dissolution, or other business combination involving any Partnership Group Entity, (ii) the issuance by the Partnership of (A) any general partner interest or (B) any class of equity interest in the Partnership constituting more than 30% of such class of equity interest in the Partnership or (iii) the acquisition in any manner, directly or indirectly, of (A) any general partner interest of the Partnership, (B) any class of equity interest in the Partnership constituting more than 30% of such class of equity interest in the Partnership or (C) more than 30% of the consolidated total assets of the Partnership Group Entities (including equity interests in any Subsidiary or Partially Owned Entity of the Partnership), in each case other than the Merger.

(ii) “Intervening Event” means a material event, change, development, effect, fact, circumstance or occurrence that was not known or reasonably foreseeable to the Board of

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Directors or the Special Committee as of the date of this Agreement, which becomes known prior to the Unitholder Approvals.

(iii) “Superior Proposal” shall mean any written Alternative Proposal (i) on terms which the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, to be more favorable to the Unitholders (other than the Purchasing Group) than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any proposal or offer by the Parent Parties to amend the terms of this Agreement and the Merger) and (ii) that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that for purposes of the definition of Superior Proposal, all references to 30% in the definition of Alternative Proposal shall be replaced with references to 66%.

Section 5.4 Preparation of Proxy Statement and Schedule 13E-3; Partnership Meeting.

(a) In cooperation with and subject to the review of the Special Committee, promptly following the date of this Agreement, the Partnership Parties shall prepare and file with the SEC the Proxy Statement, and the Partnership Parties and Parent shall prepare and file with the SEC the Schedule 13E-3. The Partnership Parties and Parent shall cooperate with each other in connection with the preparation of the foregoing documents. The Partnership Parties will use their commercially reasonable efforts to have the Proxy Statement, and the Partnership Parties and Parent will use their commercially reasonable efforts to have the Schedule 13E-3, cleared by the SEC as promptly as practicable after such filing. The Partnership Parties will use their commercially reasonable efforts to cause the Proxy Statement to be mailed to the Unitholders of the Partnership as promptly as practicable after the Proxy Statement is cleared by the SEC. The Partnership Parties shall as promptly as practicable notify Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement or Schedule 13E-3. The Partnership Parties shall cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto) and the Partnership Parties and Parent shall cooperate and provide each other with a reasonable opportunity to review and comment on the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, prior to filing such with or sending such to the SEC, and the Partnership Parties and Parent will provide each other with copies of all such filings made and correspondence with the SEC with respect thereto. Partnership counsel shall, at the instruction of the Partnership Parties, prepare and file with the SEC the Schedule 13E-3, Proxy Statement and all other documents required to be filed in connection therewith.

(b) Each of the Partnership Parties and the Parent Parties agrees that none of the information supplied or to be supplied by such party or its Affiliates for inclusion or incorporation by reference (i) in the Proxy Statement will at the time of the mailing of the Proxy Statement to the Unitholders, at the time of the Partnership Meeting (as such Proxy Statement shall have been amended or supplemented prior to the date of the Partnership Meeting), and at the time of any amendments thereof or supplements thereto, and (ii) in the Schedule 13E-3 to be filed with the SEC concurrently with the filing of the Proxy Statement, will, at the time of its filing with the SEC, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated

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therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Partnership Parties (acting in cooperation with the Special Committee) shall (i) take all action necessary in accordance with applicable Laws and the Partnership Agreement to duly call, give notice of, convene and hold a meeting of the Unitholders of the Partnership as promptly as reasonably practicable following the clearance of the Proxy Statement and Schedule 13e-3 by the SEC for the purpose of obtaining the Unitholder Approvals of the Merger and this Agreement (such meeting or any adjournment or postponement thereof, the “Partnership Meeting”), and (ii) include in the Proxy Statement the Recommendation.

Section 5.5 Efforts; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use their commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) if required, the making of all necessary filings and thereafter make any other required submissions with respect to this Agreement and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a, as amended (the “HSR Act”), (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b) The Partnership Parties and Parent Parties shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Partnership Parties and Parent Parties shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Schedule 13E-3) in connection with the transactions contemplated by this Agreement.

(c) The Partnership Parties shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Partnership Parties, of (i) the receipt of any notice or other communication in writing from any person alleging that the consent or approval of such third party is or may be required in connection with the transactions contemplated by this Agreement; (ii) the receipt of any notice or other communication from any Governmental Entity or the NYSE MKT (or any other securities market) in connection with the transactions

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contemplated by this Agreement; or (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would be reasonably likely to cause or result in any of the conditions set forth in Article VII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or limit the remedies available to the party receiving such notice.

Section 5.6 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Parent and the Partnership Parties (acting through the Special Committee). Thereafter, so long as this Agreement is in effect, none of the Partnership Parties or Parent Parties, nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other parties, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

Section 5.7 Indemnification and Insurance.

(a) The partnership agreement of the Surviving Entity shall, with respect to indemnification of directors and officers, not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the Persons who at any time prior to the Effective Time were identified as prospective indemnitees under the Partnership Agreement in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement).

(b) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the Indemnified Parties as provided in the Partnership Agreement, under applicable Delaware law, or otherwise, shall continue in full force and effect in accordance with their terms after the Effective Time.

(c) For a period of six years after the Effective Time, Parent and Partnership Managing GP shall, and Parent and Partnership Managing GP shall cause the Surviving Entity (and its successors or assigns) to, maintain officers’ and directors’ liability insurance covering each person who is immediately prior to the Effective Time, or has been at any time prior to the Effective Time, an officer or director of any of the Partnership Group Entities and each person who immediately prior to the Effective Time is serving or prior to the Effective Time has served at the request of any of the Partnership Group Entities as a director, officer, trustee or fiduciary of another Person (collectively, the “Indemnified Parties”) who are or at any time prior to the Effective Time were covered by the existing officers’ and directors’ liability insurance applicable to the Partnership Group Entities (“D&O Insurance”) on terms substantially no less advantageous to the Indemnified Parties than such existing insurance with respect to acts or omissions, or alleged acts or omissions, prior to the Effective Time (whether claims, actions or other proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time). Parent and the Partnership Managing GP shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and

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conditions no less advantageous than the existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 5.7(c).

(d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the governing documents of any Partnership Group Entity, under applicable Delaware Law, under any applicable agreements, by contract or otherwise. The provisions of this Section 5.7 shall survive the consummation of the Merger and expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties.

(e) In the event Parent, Partnership Managing GP or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Parent or Partnership Managing GP, as the case may be, shall cause proper provision to be made so that its successors or assigns shall assume the obligations set forth in this Section 5.7.

Section 5.8 Unitholder Litigation. The Partnership Parties shall give Parent the opportunity to participate in the defense or settlement of any litigation arising out of or related to the transactions contemplated by this Agreement against any of the Partnership Parties and/or their respective directors relating to the Merger or any other transactions contemplated hereby and no such settlement shall in any event be agreed to without Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.9 Delisting. The Partnership and Parent shall cooperate and use reasonable best efforts to cause the delisting of the Units from the NYSE MKT and the deregistration of such shares as promptly as practicable following the Effective Time in compliance with applicable Law.

Section 5.10 Financing.

(a) The Parent Parties, on behalf of themselves and their members, shall use their respective reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) obtain the Financing pursuant to a definitive agreement in accordance with the terms and conditions described in the Commitment Letter (or on other terms that would not adversely impact the ability of the Parent Parties to consummate timely the transactions contemplated by this Agreement), (iii) satisfy prior to the Closing all conditions precedent applicable to the Parent Parties in such definitive agreements, (iv) consummate the Financing at or prior to the Closing and (v) enforce the rights of the members of the Parent under the Commitment Letter and cause the Financing Source to fund the Financing at or prior to Closing in accordance with the terms of the Commitment Letter, including by commencing a litigation proceeding against any breaching Financing Source in which the Parent Parties will use their reasonable best efforts to compel such breaching Financing Source to provide its portion of such Financing as required.

(b) Without limiting the generality of Section 5.10(a), the Parent Parties shall give the Partnership (through the Special Committee) prompt written notice of (i) the Parent Parties becoming aware of any material breach by any party to the Commitment Letter, (ii) the receipt of any written notice or other written communication from any Financing Source with respect to

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any termination or repudiation by any party to the Commitment Letter, (iii) the Parent Parties becoming aware of any material dispute or disagreement between or among any parties to any Commitment Letter that would reasonably result in a material breach under the Commitment Letter, (iv) the Parent Parties believing in good faith for any reason that they will not be able to obtain all or any portion of the Financing on the terms and conditions contemplated by the Commitment Letter and (v) any amendment, modification or replacement of the Commitment Letter (along with copies thereof). As soon as reasonably practicable, but in any event within three (3) days of the date the Partnership (through the Special Committee) delivers to the Parent Parties a written request, the Parent Parties shall provide any information reasonably requested by the Partnership (acting through the Special Committee) relating to the circumstances in the foregoing sentence.

(c) In connection with its obligations under this Section 5.10, the Parent Parties shall be permitted to amend, modify or replace the Commitment Letter with a new Commitment Letter (the “New Commitment Letter”), provided that the Parent Parties shall not permit any replacement of, or amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter that (i) (x) reduces the aggregate amount of the Financing to be funded at Closing which has not otherwise been replaced by another binding financing source reasonably acceptable to the Partnership (acting through the Special Committee) or (y) imposes new or additional material conditions precedent to funding or otherwise expands, materially amends or modifies the then existing conditions precedent to funding the Financing at or prior to the Closing, in each case in a manner that would reasonably be expected to (i) prevent, hinder or delay the Closing or (ii) adversely impact the ability of the Parent Parties to enforce their rights against the other parties to the Commitment Letter. The Parent Parties shall not release or consent to the termination of the obligations of the Financing Source under the Commitment Letter.

(d) Other than as permitted in clauses (a)-(c) above, in the event that the Parent Parties become aware that any material portion of the Financing is reasonably likely not to be available at Closing under the Commitment Letter, the Parent Parties shall (i) promptly notify in writing the Partnership (through the Special Committee) of such circumstances and the reasons therefor and (ii) use their respective reasonable best efforts to obtain alternative financing from alternative financial institutions reasonably acceptable to the Partnership (acting through the Special Committee) in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not less favorable to the Partnership’s interests than the existing Commitment Letter as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date). The Parent Parties shall furnish the Partnership (through the Special Committee) with complete, correct and executed copies of any material definitive agreements with respect to the Financing (including any agreement related to a New Commitment Letter) promptly upon their execution and shall keep the Partnership reasonably informed of the status of its efforts to arrange and consummate the Financing.

(e) The Partnership Parties shall, and shall cause the Subsidiaries of the Partnership to, at the Parent Parties’ sole expense (with respect to out-of-pocket expenses), reasonably cooperate in connection with the arrangement of the Financing as may be reasonably requested by the Parent Parties. Such cooperation by the Partnership Parties and its subsidiaries shall include, at the reasonable request of the Parent Parties, (i) executing and delivering all necessary documents

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and certificates and (ii) taking all actions, subject to the occurrence of the Closing, to permit consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Financing by the Surviving Entity immediately upon the Effective Time.

Section 5.11 Section 16 Matters. Prior to the Effective Time, the Partnership Parties shall take such steps, to the extent required and permitted, to cause the transactions contemplated by this Agreement, including any dispositions of equity securities (including derivative securities) of the Partnership by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of each of the following conditions:

(a) the Unitholder Approvals of this Agreement and the Merger shall have been obtained;

(b) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the Merger shall be in effect; and

(c) any waiting period under the HSR Act applicable to the consummation of the Merger shall have expired or been earlier terminated.

Section 6.2 Conditions to Obligation of the Partnership Parties to Effect the Merger. The obligations of the Partnership Parties to effect the Merger are further subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any one or more of which may be waived in whole or in part by the Partnership Parties (acting through the Special Committee):

(a) (i) the representations and warranties of the Parent Parties contained in Section 4.1(a) (Qualification; Organization) and Section 4.2 (Authority; No Violation; Consents and Approvals) shall be true and correct in all respects, in each case at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Parent Parties set forth in this Agreement (other than those referenced in clause (i) of this paragraph) shall be true and correct in all respects (disregarding any materiality or Parent Material Adverse Effect qualifiers therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) of this paragraph, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i) or (ii), as applicable) only as of such date or period;

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(b) the Parent Parties shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them that are qualified by materiality or Parent Material Adverse Effect and shall have in all material respects performed all other obligations and complied with all other covenants required by this Agreement to be performed or complied with by them; and

(c) Parent shall have delivered to the Partnership Parties a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of the Parent Parties to Effect the Merger. The obligations of the Parent Parties to effect the Merger are further subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any one or more of which may be waived in whole or in part by the Parent Parties:

(a) (i) the representations and warranties of the Partnership Parties contained in Section 3.1(b) (Qualification, Organization, Subsidiaries, Etc.), Section 3.2 (Capitalization) and Section 3.3 (Authority; No Violation; Consents and Approvals) shall be true and correct in all respects, except, in the case of Section 3.2, for such inaccuracies as are de minimis in the aggregate, in each case at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Partnership Parties set forth in this Agreement (other than those referenced in clause (i) of this paragraph) shall be true and correct in all respects (disregarding any materiality or Partnership Material Adverse Effect qualifiers therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Partnership Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) of this paragraph, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i) or (ii), as applicable) only as of such date or period; provided, further, that the representations and warranties referenced in clauses (i) and (ii) shall not be deemed to be inaccurate to the extent that the Parent Parties, J.D. Nichols or Brian Lavin had knowledge of such inaccuracy;

(b) the Partnership Parties shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them that are qualified by materiality or Partnership Material Adverse Effect and shall have in all material respects performed all other obligations and complied with all other covenants required by this Agreement to be performed or complied with by them;

(c) the Partnership Parties shall have delivered to the Parent Parties a certificate, dated the Effective Time and signed by an executive officer of the Partnership Managing GP, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied; and

(d) The Parent Parties shall have received the funding from the Financing, which is sufficient to fund the aggregate Merger Consideration and other payments required to be made by the Surviving Entity at the Effective Time in connection with the transactions contemplated hereby, including the payment of Expenses pursuant to Section 7.3.

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Section 6.4 Frustration of Conditions. No party may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use commercially reasonable efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.5.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the Unitholders of the Partnership:

(a) by the mutual written consent of the Partnership Parties (acting through the Special Committee) and the Parent Parties;

(b) by either the Partnership Parties (acting through the Special Committee) or the Parent Parties, if:

(i) the Effective Time shall not have occurred on or before September 30, 2013 (the “Outside Date”), unless the failure of the Closing to occur by the Outside Date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(ii) an injunction, other legal restraint or order of any Governmental Entity shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction, other legal restraint or order shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have complied in all material respects with its obligations in Section 5.5; or

(iii) the Partnership Meeting shall have concluded and, upon a vote taken at such meeting, the Unitholder Approvals of this Agreement or the Merger shall not have been obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available (A) to the Partnership Parties if any Partnership Party materially breached any obligations under Section 5.3 or 5.4 or (B) to the Parent Parties if the Purchasing Group materially breached any of their obligations under the Support Agreement;

(c) by the Partnership Parties (acting through the Special Committee), if:

(i) Parent Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate with other breaches by the Parent Parties, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2, and which is not curable or, if curable, is not cured by the earlier of (A) the Outside Date and (B) 30 days following written notice of such breach or failure to perform to the

26

Parent Parties; provided that the right to terminate this Agreement pursuant to this paragraph shall not be available to the Partnership Parties if, at such time, a condition set forth in Section 6.3 is not capable of being satisfied; or

(ii) a Change in Recommendation shall have occurred.

(d) by the Parent Parties, if:

(i) any Partnership Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate with other breaches by the Partnership Parties, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.3, and which is not curable or, if curable, is not cured by the earlier of (A) the Outside Date and (B) 30 days following written notice of such breach or failure to perform to the Partnership Parties; provided that the right to terminate this Agreement pursuant to this paragraph shall not be available to the Parent Parties if, at such time, a condition set forth in Section 6.2 is not capable of being satisfied; or

(ii) a Change in Recommendation shall have occurred.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate and become null and void (except for the provisions of Sections 7.2 and 7.3 and Article VIII), and there shall be no liability on the part of the Partnership Parties or the Parent Parties to the other except as provided in Section 7.3 and Article VIII, except that no such termination shall relieve any party from liability arising out of any knowing, willful or intentional breach of any provision of this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Expenses. Except as provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Proxy Statement and (ii) all fees relating to SEC filings required by the transactions contemplated herein (which fees and expenses shall be borne, in each case, equally by the Partnership Parties and the Parent Parties), all fees and expenses incurred by the parties hereto shall be borne solely by the party that has incurred such fees and expenses.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 5.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.2 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership Parties (acting

27

through the Special Committee) and the Parent Parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Unitholder Approvals, if any such amendment or waiver shall by the Partnership Agreement, applicable Law or in accordance with the rules and regulations of the NYSE MKT require further approval of the Unitholders of the Partnership, the effectiveness of such amendment or waiver shall be subject to the approval of the Unitholders of the Partnership. Notwithstanding the foregoing, no failure or delay by the Partnership Parties or the Parent Parties in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.3 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile or electronic transmission (with confirmation by telephone or return facsimile or electronic transmission), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified by like notice):

To Parent or Merger Sub:

NTS Realty Capital, Inc.
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
Attention: Brian F. Lavin
Facsimile: (502) 426-4994
Email: blavin@ntsdevco.com

with copies to:

Fore, Miller & Schwartz
200 South Fifth Street, Suite 700 North
Louisville, KY 40202
Attention: Stephen H. Miller
Facsimile: (502) 589-1637
Email: smiller@stephenhmiller.com

To Partnership Managing GP, Partnership or Special Committee:

NTS Realty Capital, Inc.
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
Attention: Mark D. Anderson
Email: mark@andersonrealestcap.com

with copies to:

Stites & Harbison PLLC
400 West Market Street, Suite 1800
Louisville, KY 40202

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Attention: C. Craig Bradley, Jr.
Email: cbradley@stites.com
Facsimile: (502) 587-6391

and

Shefsky & Froelich
111 East Wacker Drive, Suite 2800
Chicago, IL 60601
Attention: Cezar M. Froelich
Facsimile: (312) 527-9897
Email: cfroelich@shefskylaw.com

Section 8.4 Interpretation; Construction; Severability.

(a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

Section 8.5 Governing Law; Jurisdiction. This Agreement, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State

29

of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or a proper Delaware state court if the Court of Chancery does not have subject matter jurisdiction) or the federal courts sitting in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (or a proper Delaware state court if the Court of Chancery does not have subject matter jurisdiction) or the federal courts sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In connection with any request for specific performance or equitable relief by any party hereto, each of the other parties waive any requirement for the security or posting of any bond in connection with such remedy.

Section 8.8 Assignment: Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

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Section 8.9 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the schedules, documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as set forth in Section 5.7 and except for the rights of Unitholders whose Units are converted into the right to receive the Merger Consideration pursuant to Section 2.1 to receive such Merger Consideration after the Effective Time, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 8.11 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 8.12 Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:

(a) “Affiliates” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement (a) each of the Parent Parties and their respective members and managers and their Affiliates shall not be deemed to be an Affiliate of the Partnership or any of the Subsidiaries of Partnership, and (b) none of the Partnership or any of the Subsidiaries of Partnership shall be deemed to be an Affiliate of the Parent Parties. In addition, for purposes of this Agreement, each member of the the Purchasing Group shall be treated as an Affiliate of the Parent Parties.

(b) “Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

(c) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

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(d) “Encumbrances” means pledges, restrictions on transfer, proxies and voting or other agreements, liens, claims, charges, mortgages, security interests or other legal or equitable encumbrances, limitations or restrictions of any nature whatsoever.

(e) “Governmental Entity” means any (a) multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, administrative agency, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, in each case, which has jurisdiction or authority with respect to the applicable party.

(f) “Knowledge” or “knowledge” means (i) with respect to Parent, the knowledge of the individuals listed on Section 8.12(f)(i) of the Parent Disclosure Schedule and (ii) with respect to the Partnership Parties, the knowledge of the individuals listed on Section 8.12(f)(ii) of the Partnership Disclosure Schedule.

(g) “Law” or “Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the NYSE MKT).

(h) “Limited Partner” has the meaning set forth in the Partnership Agreement.

(i) “Orders” or “orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

(j) “organizational or governing documents” means, for a corporation, the certificate of incorporation (or similarly-titled document of equivalent effect) and bylaws; for a partnership, the certificate of limited partnership (or similarly-titled document of equivalent effect) and partnership agreement; for a limited liability company, the certificate of formation (or similarly-titled document of equivalent effect) and limited liability company agreement; and for other business entities, certificates and documents of equivalent effect.

(k) “Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, prevents or materially delays or materially impairs or would be reasonably likely to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby (other than the inability of Parent to obtain the Funding).

(l) “Partially Owned Entity” means, with respect to a specified person, any other person that is not a Subsidiary of such specified person but in which such specified person, directly or indirectly, owns less than 100% of the equity interests thereof (whether voting or non-voting and including beneficial interests).

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(m) “Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 29, 2005, as amended from time to time.

(n) “Partnership Group Entities” means the Partnership Parties and each direct or indirect Subsidiary and Partially Owned Entity of the Partnership.

(o) “Partnership Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of the Partnership Parties and the Subsidiaries of the Partnership, taken as a whole, or (ii) the ability of the Partnership Parties to perform their obligations hereunder or to consummate the Merger and the other transactions contemplated hereby; provided, however, that a Partnership Material Adverse Effect shall not include (A) facts, circumstances, events, changes, effects or occurrences (I) generally affecting the industries in which the Partnership Parties operate, (II) generally affecting the economy or the financial or securities markets in the United States or globally (including interest rates), (III) generally affecting regulatory or political conditions in the United States, (IV) caused by compliance with the terms of this Agreement (including omissions required by this Agreement), (V) caused by the announcement or pendency of the Merger (including litigation brought by any Unitholders of the Partnership (on their own behalf or on behalf of the Partnership) or (VI) caused by any action taken or omitted to be taken by an officer of a Partnership Party at the direction of any of the Parent Parties or any member of the Purchaser Group (except, with respect to each of J.D. Nichols and Brian Lavin, (1) in his capacity as part of, (2) in accordance with authority delegated to him by, or (3) as otherwise authorized by, the Board of Directors or any committee thereof); (B) changes in applicable Laws or generally accepted accounting principles after the date hereof, (C) a decrease in the market price of the Units; (D) any failure by the Partnership Parties to meet any internal or publicly disclosed projections, forecasts or estimates of revenue or earnings; or (E) any decrease in distributions in respect of the Units; (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement; or (J) any hurricane, tornado, flood, earthquake or other natural disaster; except, in the case of clauses (A)(I), (A)(II), (A)(III), (F) and (J) of this definition, for any fact, circumstance, event, change, effect or occurrence that gas a disproportionate effect of the Partnership Parties and the Subsidiaries of the Partnership, taken as a whole, relative to other participants in the industries in which the Partnership Parties operate.

(p) “Partnership Non-Managing GP” means NTS Realty Partners, LLC, a Delaware limited liability company.

(q) “Permitted Encumbrances” means (i) carriers’, warehousemens’, mechanics’, materialmen’s, repairmen’s or other like liens imposed by law arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceeding, (ii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (iii) liens, security interests, charges or other encumbrances imposed by law for Taxes not yet due and

33

payable or which are being contested in good faith by appropriate proceedings (provided that adequate reserves with respect thereto are maintained on the books of such person or its subsidiaries, as the case may be, in conformity with GAAP), (iv) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (v) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially interfere with the ordinary conduct of the business by the relevant person and its subsidiaries, and (vi) liens, title defects, preferential rights or other encumbrances created pursuant to construction, operating and maintenance agreements, space lease agreements and other similar agreements, in each case having ordinary and customary terms and entered into in the ordinary course of business by the relevant person and its subsidiaries.

(r) “person” or “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(s) “Purchasing Group” means (i) J.D. Nichols; (ii) Brian Lavin; (iii) NTS Realty Capital, Inc.; (iv) NTS Realty Partners, LLC; (v) ORIG, LLC; (vi) Ocean Ridge Investments, Ltd.; (vii) BKK Financial, Inc.; (viii) The J.D. Nichols Irrevocable Trust for My Daughters; (ix) The J.D. Nichols Irrevocable Trust for My Grandchildren; (x) Kimberly Ann Nichols; (xi) Zelma Nichols; and (xii) Brickwood, LLC.

(t) “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(u) “Subsidiaries” of any person means any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such person, or (ii) such person or any Subsidiary of such person is a general partner.

(v) “Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Governmental Entity, including income, profits, gross receipts, net proceeds,

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alternative or add-on minimum, ad valorem, value added, goods and services, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(w) “Tax Return” means any return, declaration, report, election, designation, notice, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(x) “Unit” means has the meaning set forth in the Partnership Agreement.

(y) “Unitholder” means the holder of a Unit.

(z) “Unitholder Approvals” means (i) approval of at least a majority of the outstanding Units voting together as a single class and (ii) approval of at least a majority of the outstanding Units (excluding the Units included among the Remaining Interests) voting as a separate class.

(aa) Each of the following terms is defined in the Section set forth opposite such term:

Agreement	Preamble
Alternative Proposal	Section 5.3(i)(i)
Board of Directors	Recitals
Book-Entry Units	Section 2.2(a)
Certificate of Merger	Section 1.3
Certificates	Section 2.2(a)
Change in Recommendation	Section 5.3(e)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(b)(iii)
Commitment Letter	Section 4.3
D&O Insurance	Section 5.7(b)
Directors Plan	Section 2.1(a)
DLLCA	Section 1.1
DRULPA	Section 1.1
Effective Time	Section 1.3
Exchange Act	Section 3.3(e)
Exchange Fund	Section 2.2(a)
Financing	Section 4.3
Financing Source	Section 4.3
GAAP	Section 3.4(b)
HSR Act	Section 5.5(a)
Indemnified Parties	Section 5.7(c)
Intervening Event	Section 5.3(i)(ii)
Letter of Transmittal	Section 2.2(b)(i)
Merger	Recitals

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Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
Outside Date	Section 7.1(b)(i)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Parties	Preamble
Partnership	Preamble
Partnership Disclosure Schedule	Article III
Partnership Financial Statements	Section 3.4(b)
Partnership Managing GP	Preamble
Partnership Meeting	Section 5.4(c)
Partnership Non-Managing GP	Preamble
Partnership Parties	Preamble
Partnership SEC Documents	Section 3.4(a)
Paying Agent	Section 2.2(a)
Proxy Statement	Section 3.3(e)
Recommendation	Section 3.3(c)
Remaining Interests	Section 2.1(b)
Representatives	Section 5.3(a)
Schedule 13E-3	Section 3.3(e)
SEC	Section 3.3(e)
Securities Act	Section 3.4(a)
Special Committee	Recitals
SOX	Section 3.4(a)
Superior Proposal	Section 5.3(i)(iii)
Support Agreement	Recitals
Surviving Entity	Section 1.1

[Remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date first above written.

NTS MERGER PARENT, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager

NTS MERGER SUB, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager

NTS REALTY HOLDINGS LIMITED PARTNERSHIP By: NTS REALTY CAPITAL, INC., its managing general partner By: /s/ Mark D. Anderson Name: Mark D. Anderson Title: Chairman of the Special Committee

NTS REALTY CAPITAL, INC. By: /s/ Mark D. Anderson Name: Mark D. Anderson Title: Chairman of the Special Committee

EXHIBIT A

FORM OF
VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of December 27, 2012 (this “Agreement”), is entered into by and among J.D. Nichols, an individual residing in Kentucky, Brian Lavin, an individual residing in Kentucky, NTS Realty Capital, Inc., a Delaware corporation, NTS Realty Partners, LLC, a Delaware limited liability company, ORIG, LLC, a Delaware limited liability company, Ocean Ridge Investments, Ltd., a Florida limited company, BKK Financial, Inc., an Indiana corporation, The J.D. Nichols Irrevocable Trust for My Daughters, a Kentucky trust (the “Daughters Trust”), The J.D. Nichols Irrevocable Trust for My Grandchildren, a Kentucky trust (the “Grandchildren Trust” and together with the Daughters Trust, the “Trusts”), Gregory A. Wells, as trustee of each of the Trusts, Kimberly Ann Nichols, an individual residing in Kentucky, Zelma Nichols, an individual residing in Kentucky, Brickwood, LLC, a Delaware limited liability company (the foregoing parties each a “Purchasing Group Party” and, collectively, the “Purchasing Group Parties”), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of the Partnership (“Partnership Managing GP”) and NTS Realty Holdings Limited Partnership (the “Partnership” and, together with the Partnership Managing GP, the “Partnership Parties”).

RECITALS

A. Concurrently with the execution and delivery of this Agreement, NTS Merger Parent, a Delaware limited liability company (“Parent”), NTS Merger Sub, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), and the Partnership Parties have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Partnership, upon the terms and subject to the conditions set forth in the Merger Agreement.

B. As of the date hereof, each Purchasing Group Party is the record and Beneficial owner and has the power to vote the number of Units set forth next to their respective names on Schedule A hereto (such Units, together with all Units subsequently acquired by each Purchasing Group Party during the term of this Agreement, the “Owned Units”), and Mr. Wells, in his capacity as trustee of the Trusts is the Beneficial owner of, and has the right to dispose of, the Units set forth on Schedule A that are held by each of the Trusts.

C. As an inducement and condition to entering into the Merger Agreement, the Partnership Parties have required that each Purchasing Group Party agree, and each Purchasing Group Party has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Defined Terms. Terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Merger Agreement.

Section 1.02 Other Definitions. For the purposes of this Agreement:

(a) “Affiliates” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, no member of the Purchasing Group, on the one hand, and the Partnership Parties and the Subsidiaries of the Partnership, on the other hand, shall be considered Affiliates for purposes of this Agreement.

(b) “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

(c) “Special Committee” means the special committee of independent directors of the Partnership Managing GP’s Board of Directors.

(d) “Unit” has the meaning set forth in the Partnership Agreement, and will also include for purposes of this Agreement all interests in the Partnership into which Units may be split, combined, merged, consolidated, reorganized, reclassified, recapitalized or otherwise converted and any rights and benefits arising therefrom, including any dividends or distributions of Partnership Interests or other equity securities which may be declared in respect of the Units and entitled to vote in respect of the matters contemplated by Article II.

ARTICLE II

VOTING AGREEMENT; IRREVOCABLE PROXY

Section 2.01 Agreement to Vote. Subject to the terms and conditions hereof, each Purchasing Group Party irrevocably and unconditionally agrees that from and after the date hereof and until the earliest to occur of (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) the written agreement of the parties (with respect to the Partnership Parties, acting through the Special Committee) to terminate this Agreement (such earliest occurrence being the “Expiration Time”), at any meeting (including each adjourned or postponed meeting) of the Unitholders of the Partnership, however called,

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upon which a vote or other consent or approval is sought (any such meeting or other circumstance, a “Unitholders’ Meeting”), such Purchasing Group Party will, to the extent permitted under the terms of such Purchasing Group Party’s Units, (A) appear at such Unitholders’ Meeting or otherwise cause its Owned Units to be counted as present thereat for purposes of calculating a quorum, and, (B) vote, or cause to be voted, all of its Owned Units (I) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, (II) in favor of the approval of any other matter to be approved by the Unitholders of the Partnership (including, without limitation, the adjournment of a Unitholders’ Meeting) to facilitate the transactions contemplated by the Merger Agreement, including the Merger, (III) against any extraordinary dividend, distribution or recapitalization by the Partnership or change in the capital structure of the Partnership (other than pursuant to or as explicitly permitted by the Merger Agreement), and (IV) against any action or agreement that would reasonably be expected to (1) result in a breach of any representation, warranty or covenant of the Partnership Parties under the Merger Agreement or (2) impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger, the transactions contemplated by the Merger Agreement, or the performance by such Purchasing Group Party of his, her or its obligations under this Agreement.

Section 2.02 Irrevocable Proxy. Each Purchasing Group Party hereby revokes any and all previous proxies granted with respect to the Owned Units. By entering into this Agreement, each Purchasing Group Party hereby grants a proxy appointing the proxyholders named in the Partnerships’ proxy card, with full power of substitution (the “Proxyholders”), as such Purchasing Group Party’s attorney-in-fact and proxy, for and in such Purchasing Group Party’s name, to be counted as present and to vote or otherwise to act on behalf of such Purchasing Group Party with respect to the Owned Units solely with respect to the matters set forth in, and in accordance with Section 2.01. The proxy granted by each Purchasing Group Party pursuant to this Section 2.02 is, subject to the penultimate sentence of this Section 2.02, irrevocable and is coupled with an interest and is granted in order to secure each the Purchasing Group Party’s performance under this Agreement and also in consideration of the Partnership Parties entering into this Agreement and the Merger Agreement. The proxy granted by each Purchasing Group Party shall be automatically revoked upon termination of this Agreement in accordance with its terms. Each Purchasing Group Party agrees, from the date hereof until the Expiration Time, not to attempt to revoke, frustrate the exercise of, or challenge the validity of, the irrevocable proxy granted pursuant to this Section 2.02.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASING GROUP PARTIES

Each Purchasing Group Party severally represents and warrants to the Partnership Parties as of the date of this Agreement and at all times during the term of this Agreement, as follows:

Section 3.01 Authority; Authorization. Such Purchasing Group Party has all requisite corporate, limited liability or other requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Purchasing Group Party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all

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requisite corporate, limited liability company or other requisite action on the part of such Purchasing Group Party. This Agreement has been duly executed and delivered by such Purchasing Group Party and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of such Purchasing Group Party, enforceable against such Purchasing Group Party in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

Section 3.02 Non-Contravention. Neither the execution and delivery by such Purchasing Group Party of this Agreement, nor the consummation by such Purchasing Group Party of the transactions contemplated hereby and the performance by such Purchasing Group Party of this Agreement will (i) violate or conflict with any provision of the organizational or governing documents of such Purchasing Group Party, if any; (ii) other than pursuant to Sections 13(d) and 16 of the Exchange Act, require any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Entity or any other person; (iii) result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any agreement or instrument to which such Purchasing Group Party is a party or by or to which any of their properties are bound, including, without limitation, any voting agreement, Unitholders agreement, irrevocable proxy or voting trust; (iv) result in the creation of an Encumbrance upon any of the assets of such Purchasing Group Party; or (v) violate or conflict with any Law applicable to such Purchasing Group Party.

Section 3.03 Ownership of Securities. Such Purchasing Group Party is the record and Beneficial Owner of the number of Units of the Partnership constituting Owned Units as of the date hereof as set forth next to its respective name on Schedule A of this Agreement. Such Purchasing Group Party owns its respective Owned Units free and clear of any Encumbrances (other than as created by this Agreement) and has the full legal right, power and authority to vote all of the Owned Units (to the extent such Owned Units grant voting rights) without the consent or approval of, or any other action on the part of any other Person, and has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement with respect to, the Owned Units, in each case, except as provided in this Agreement.

Section 3.04 Certain Arrangements. As of the date of this Agreement and except as set forth in the Merger Agreement, there are no contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between any Purchasing Group Party or any of its Affiliates, on the one hand, and any member of the Partnership Parties’ management or directors, on the other hand, as of the date hereof that relate in any way to the Partnership Parties’ or the Merger or the operation of the Surviving Entity following the Effective Time or (ii) between any Purchasing Group Party or any of its respective Affiliates, on the one hand, and any other Person, on the other hand, pursuant to which any Unitholder of the Partnership would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Unitholder of the Partnership agrees to vote to adopt the Merger

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Agreement or the Merger (other than this Agreement) or agrees to vote against any Alternative Proposal.

Section 3.05 No Third Party Transaction. No Purchasing Group Party nor any of its Affiliates has entered into any agreement, arrangement or understanding with any third party concerning the possible sale of the Surviving Entity, equity interests in the Surviving Entity or all or substantially all the assets of the Surviving Entity to a third party after the Merger has been consummated.

Section 3.06 Reliance by the Partnership Parties. Such Purchasing Group Party understands and acknowledges that the Partnership Parties are entering into the Merger Agreement in reliance upon such Purchasing Group Party’s execution, delivery and performance of this Agreement.

Section 3.07 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and except as otherwise expressly set forth in this Agreement or in the agreements or certificates entered into in connection herewith or contemplated hereby (including, without limitation, the Merger Agreement), no Purchasing Group Party nor any other Person on behalf of such Purchasing Group Party makes any other representation or warranty of any kind or nature, express or implied, in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE IV

ADDITIONAL COVENANTS OF PURCHASING GROUP PARTIES

Section 4.01 Non-Interference with Acquisition Proposals. Each Purchasing Group Party and their respective Affiliates shall not take any action with the purpose of discouraging or preventing any person from making an Alternative Proposal in accordance with Section 5.3 of the Merger Agreement or, once made, from continuing to pursue such Alternative Proposal; provided that any Purchasing Group Party and its respective Affiliates may vote, or cause to be voted, any or all of its Owned Units against a Superior Proposal or any transaction contemplated thereby.

Section 4.02 Continuation of Special Committee. Each Purchasing Group Party agrees that, from and after the date of this Agreement, at all times prior to the earlier of (a) the Effective Time of the Merger or (ii) the Expiration Time of this Agreement, he, she or it shall not seek to terminate the existence of the Special Committee or materially change the Special Committee’s duties or authority or its current membership (so long as the existing members of the Special Committee are willing to serve). Mr. Nichols and Mr. Lavin each further agree that, in their capacity as members of the Board of Directors of Partnership Managing GP, he shall not take any action inconsistent with the foregoing.

Section 4.03 Standstill; Restrictions on Transfer and Proxies; Non-Interference; Further Assurances.

(a) Until the Expiration Time, each Purchasing Group Party agrees not to, and to cause its respective Affiliates not to, (i) in any manner acquire, agree to acquire or make any

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proposal to acquire, directly or indirectly, alone or in concert with any other person, (A) any Units or any other security of the Partnership that is convertible into Units in the open market or in privately negotiated transactions with third parties, (B) any property of the Partnership or any Subsidiary of the Partnership, or (C) any rights or options to acquire any such Units, securities or property (including, but not limited to, Beneficial Ownership of such Units, securities or property), (ii) except at the specific written request of the Special Committee, propose to enter into, directly or indirectly, any merger or business combination involving the Partnership or any Subsidiary of the Partnership, or to purchase, directly or indirectly, a material portion of the assets of the Partnership, (iii) make, or participate in, directly or indirectly, any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any Units in respect of or related to the matters set forth in clauses (i) and (ii) above, (iv) commence a tender or exchange offer for Units at a price below $7.50 per Unit; (v) form, join, enter into any contract, arrangement or understanding, or in any way participate with any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing, including but not limited to any joint venture, loan or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other persons in connection with any of the foregoing.

(b) Until the Expiration Time, each Purchasing Group Party agrees not to, and to cause its respective Affiliates not to, Transfer or agree to Transfer any Owned Units. For purposes of this Agreement, “Transfer” shall mean to offer, sell, contract to sell, pledge, assign, distribute by gift or donation, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, any Units or any securities convertible into, or exercisable or exchangeable for Units, or publicly announce an intention to effect any such transaction.

(c) Until the Expiration Time, each Purchasing Group Party agrees not to, and to cause its respective Affiliates not to, (i) deposit any Owned Units into a voting trust or enter into a voting agreement or arrangement with respect to the Owned Units, (ii) grant any proxy or power of attorney with respect to the Owned Shares (other than as contemplated by Section 2.01 of this Agreement), or (iii) take any action that would make any representation or warranty of such Purchasing Group Party contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Purchasing Group Party of its obligations under this Agreement.

(d) Each Purchasing Group Party Parties agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as are necessary or reasonably requested by the Partnership Parties to confirm and assure the rights and obligations set forth in this Agreement and the Merger Agreement or to consummate the transactions contemplated by this Agreement and the Merger Agreement.

Section 4.04 Units to Remain Outstanding. Each Purchasing Group Party acknowledges and agrees that in the Merger, the Units of which such Purchasing Group Party is the record and Beneficial Owner shall be unchanged and remain outstanding as Units of the

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Surviving Entity and will not be converted into the right to receive the Merger Consideration or entitled to any other form of consideration.

ARTICLE V

TERMINATION

Section 5.01 Termination. This Agreement shall terminate without further action at the Expiration Time.

Section 5.02 Effect of Termination. Upon the termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Section 5.01, this Section 5.02 and Article VI, which will survive such termination. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any willful breach of this Agreement prior to the time of termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE VI

MISCELLANEOUS

Section 6.01 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement shall survive the Expiration Time.

Section 6.02 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the parties to this Agreement (with respect to the Partnership Parties, acting through the Special Committee), or in the case of a waiver, by the party against whom the waiver is to be effective (with respect to the Partnership Parties, acting through the Special Committee).

Section 6.03 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile or electronic transmission (with confirmation by telephone or return facsimile or electronic transmission), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified by like notice):

To the Purchasing Group Parties:

NTS Realty Capital, Inc.
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
Attention: Brian F. Lavin
Facsimile: (502) 426-4994
Email: blavin@ntsdevco.com

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with copies to:

Fore, Miller & Schwartz
200 South Fifth Street, Suite 700 North
Louisville, KY 40202
Attention: Stephen H. Miller
Facsimile: (502) 589-1637
Email: smiller@stephenhmiller.com

To Partnership Managing GP or Partnership:

NTS Realty Capital, Inc.
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222
Attention: Mark D. Anderson
Email: mark@andersonrealestcap.com

with copies to:

Stites & Harbison PLLC
400 West Market Street, Suite 1800
Louisville, KY 40202
Attention: C. Craig Bradley, Jr.
Facsimile: (502) 587-6391
Email: cbradley@stites.com

and

Shefsky & Froelich
111 East Wacker Drive, Suite 2800
Chicago, IL 60601
Attention: Cezar M. Froelich
Facsimile: (312) 527-9897
Email: cfroelich@shefskylaw.com

Section 6.04 Interpretation; Construction; Severability.

(a) When a reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article or Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as

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well as to the feminine and neuter genders of such term. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

Section 6.05 Governing Law; Jurisdiction. This Agreement, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or a proper Delaware state court if the Court of Chancery does not have subject matter jurisdiction) or the federal courts sitting in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 6.06 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND

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ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.06.

Section 6.07 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (or a proper Delaware state court if the Court of Chancery does not have subject matter jurisdiction) or the federal courts sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In connection with any request for specific performance or equitable relief by any party hereto, each of the other parties waive any requirement for the security or posting of any bond in connection with such remedy.

Section 6.08 Assignment: Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 6.09 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 6.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the schedules, documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as set forth in Section 6.08 and except for the rights of Unitholders whose Units are converted into the right to receive the Merger Consideration pursuant to Section 2.1 to receive such Merger Consideration after the Effective Time, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 6.11 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or

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representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP By: NTS Realty Capital, Inc., its managing general partner By: Name: Mark D. Anderson Title: Chairman of the Special Committee

NTS REALTY CAPITAL, INC. By: Name: Mark D. Anderson Title: Chairman of the Special Committee

NTS REALTY PARTNERS, LLC By: Name: J. D. Nichols Title: Manager

J.D. NICHOLS

BRIAN LAVIN

ZELMA NICHOLS

KIMBERLY ANN NICHOLS

ORIG, LLC By: Name: Gregory A. Wells Title: Executive Vice President

OCEAN RIDGE INVESTMENTS, LTD. By: Name: Gregory A. Wells Title: Executive Vice President of BKK Financial, Inc., General Partner

BKK FINANCIAL, INC. By: Name: Gregory A. Wells Title: Executive Vice President

BRICKWOOD, LLC By: Name: Brian F. Lavin Title: Manager

THE J.D. NICHOLS IRREVOCABLE TRUST FOR MY DAUGHTERS By: Name: Gregory A. Wells Title: Trustee

THE J.D. NICHOLS IRREVOCABLE TRUST FOR MY GRANDCHILDREN By: Name: Gregory A. Wells Title: Trustee

GREGORY A. WELLS, as Trustee of the J.D. Nichols Irrevocable Trust For My Daughters

GREGORY A. WELLS, as Trustee of the J.D. Nichols Irrevocable Trust For My Grandchildren

Schedule A

Owned Units
Unitholder Name	Owned Units
J.D. Nichols	6,847,8871*
NTS Realty Partners, LLC	714,491**
ORIG, LLC	5,411,501**
Ocean Ridge Investments, Ltd.	456,401**
BKK Financial, Inc.	31,522**
The J.D. Nichols Irrevocable Trust for My Daughters	81,479**
The J.D. Nichols Irrevocable Trust for My Grandchildren	114,640**
Kimberly Ann Nichols	32,603**
Zelma Nichols	5,250**
Brickwood, LLC	17,966

* Mr. Nichols has the right to vote 6,133,396 of the Units that he beneficially owns.
** Non-voting Units

EXHIBIT B

Quince Associates, Limited Partnership
777 South Wadsworth Boulevard
Suite 4-280
Lakewood, CO 80226

December 21, 2012

Mr. J.D. Nichols
Mr. Brian F. Lavin
600 North Hurstbourne Parkway
Suite 300
Louisville, KY 40222

RE:	$32,100,000 Acquisition Loan for Purchase of 4,229,421 Limited Partnership Units (“LP Units”) of NTS Realty Holdings Limited Partnership, a Delaware limited partnership (“NLP”)

Gentlemen:

We are pleased to advise you that Quince Associates, Limited Partnership, a Maryland limited partnership, or its assigns, (sometimes referred to as “us” or “QA”) has approved the acquisition loan to J.D. Nichols and Brian F. Lavin and/or an entity to be formed in Delaware that is wholly-owned by J.D. Nichols and/or Brian F. Lavin for the purpose of the purchase of the LP Units (sometimes referred to as “you” or the “Borrowers”) of a credit facility up to $32,100,000 (the “Facility”) as described in the attached Summary of Terms and Conditions (the “Summary of Terms”), and as more fully set forth in this letter.

By executing this letter, you acknowledge that this letter (including the Summary of Terms) is the only agreement between you and us with respect to the Facility and sets forth the entire understanding of the parties with respect thereto. This letter and the Summary of Terms may only be changed in writing signed by you and us. This letter and the Summary of Terms shall be governed by, and construed in accordance with, the laws of the State of Delaware.

The principal business terms and conditions applicable to the Facility are set forth in the attached Summary of Terms. The Summary of Terms is intended as an outline only and does not purport to summarize all of the terms, conditions, covenants, representations, warranties and other provisions which would be contained in the definitive credit documents governing the Facility. If the definitive credit documents governing the Facility have not been executed by March 15, 2013, either party may

QA Commitment Letter*

QA Commitment Letter
December 21, 2012

terminate this agreement. There are a few additional points we would like to make in connection with this commitment. First, our commitment is subject to there being no material disruption of the financial markets which in our opinion impacts pricing or availability of credit in a material way. In addition, all tax, accounting, and legal matters incident to the transactions contemplated hereby, including, without limitation, definitive documentation, must be reasonably satisfactory in form and substance to QA and their legal counsel. Borrowers agree to provide us written notice at least sixty (60) days prior to the date upon which funding of the Facility shall occur.

This commitment shall terminate and we shall have no obligation to extend the Facility hereunder if: (1) we have not received an accepted copy of this commitment from you on or before 6:00 p.m. (MST) on December 31, 2012 (this commitment shall not be deemed to have been accepted in the event that you purport to accept the same subject to any change in its terms); or (2) the Facility does not for any reason close by September 30, 2013; or (3) any material adverse change occurs with respect to the financial condition or business of any of the Borrowers or any of their respective subsidiaries or of any other guarantors contemplated hereby, or any statements, information, materials, representations or warranties provided to us by you in connection with the Facility prove to be untrue or inaccurate in any material respect.

Whether or not the Facility contemplated by this letter shall actually close, you agree to reimburse QA for all out-of-pocket expenses (including reasonable attorney’s fees and expenses) incurred in connection with the negotiation, preparation, execution and delivery of the Facility, an in connection with performing due diligence in connection with the Facility.

This letter and our commitment hereunder are for the sole benefit of the Borrowers and NLP, and only the Borrowers and NLP may rely on this letter and our commitments contained herein. In no event shall QA have any obligation to any third party with respect to any provision of this letter or the Summary of Terms. We hereby notify the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L 107-56 (signed into law October 26, 2001)) (the “Act”), we are required to obtain, verify and record all information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow us to identify the Borrowers in accordance with the Act.

QA Commitment Letter*

QA Commitment Letter
December 21, 2012

We are pleased to be able to offer this Facility to you, and we are prepared to devote the human and other resources to this transaction which will be necessary to assure an expeditious closing.
If you are in agreement with the terms of this letter, please indicate your acceptance by signing below on the enclosed copy of this letter and returning the same to us.

Very truly yours, Quince Associates, Limited Partnership, a Maryland limited partnership By:/s/ John P. Hill, Jr. Name: John P. Hill, Jr. Title: Manager of the G.P.

Accepted and agreed to in all respects this 27th day of December, 2012.

By:/s/ J.D. Nichols Name: J.D. Nichols Title: Individual By:/s/ Brian F. Lavin Name: Brian F. Lavin Title: Individual

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Summary of the Terms and Conditions
December 21, 2012

Lender:	Quince Associates, Limited Partnership

Borrowers:	J.D. Nichols and Brian F. Lavin (and/or an entity to be formed in Delaware for the purpose of purchasing the LP units that are wholly owned by J.D. Nichols and/or Brian F. Lavin)

Purpose:	Purchase 4,229,421 LP units in NTS Realty Holdings Limited Partnership (“NLP”)

Loan Amount:	$32,100,000

Fixed Rate:	12.00%

Term:	Loan term will be 1 year from date of close

Lender Fees:
$100,000 non-refundable upon execution of commitment letter
$951,618 upon execution of definitive documents governing the Facility
$237,905 per month starting 30 days after execution of definitive documents until earlier of loan funding or termination of commitment

Payments:	Interest only will be due on monthly basis

Security:
Collateral Pledge of JND & BFL interest in 5,917,390 Limited Partnership (“LP”) units of NLP
Collateral Pledge of 4,229,421 LP units of NLP to be purchased with the proposed loan.
Note: 714,491 LP units owned by NTS Realty Partners, LLC (“GP”) and
233,972 LP units in children’s trust and owned by family members will not be pledged.
No GP interests in NLP will be pledged

Use of proceeds:	4,229,421 Purchase LP Units Estimated Closing Costs and Lender Fees Total Request	$7.50 $31,720,658 $379,342 $32,100,000

Funding:	Funds to be drawn at the time LP Units are purchased

Repayment sources:	Sale, Refinance and Cash Flow of Assets

Prepayments:	Loan may be prepaid at any time without penalty

Funding Notice:	Borrowers will give Lender 60 days notice prior to funding the loan.

Annex B

Centerboard
Securities

December 27, 2012

CONFIDENTIAL

Special Committee of the Board of Directors
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222

To the Special Committee of the Board of Directors:

Centerboard Securities, LLC (“Centerboard Securities”) was engaged by the Special Committee (the “Special Committee”) of the Board of Directors (the “Board of Directors”) of NTS Realty Capital, Inc., a Delaware corporation and the managing general partner (“Partnership Managing GP”) of NTS Realty Holdings LP, a Delaware limited partnership (the “Partnership”), to serve as an independent financial advisor to the Special Committee and to provide an opinion to the Special Committee (the “Opinion”) as to the fairness, from a financial point of view, to the Unitholders other than the Purchasing Group (as defined in the Merger Agreement to which reference is made below) of the Units of the Partnership (the “Units”), of the consideration to be received by such Unitholders in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular Unitholder other than in its capacity as a Unitholder).

Description of the Proposed Transaction

It is Centerboard Securities’ understanding that the Proposed Transaction involves the merger of NTS Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of NTS Merger Parent, LLC, a Delaware limited liability company (“Merger Sub” and, together with NTS Merger Parent, LLC, the “Parent Parties”) with and into the Partnership (together with the Partnership Managing GP, the “Partnership Parties”), pursuant to which each Unit issued and outstanding immediately prior to the Effective Time, other than the Remaining Interests (as defined in the Merger Agreement), shall thereupon be converted automatically into and shall thereafter represent the right to receive $7.50 in cash without any interest thereon (the “Per Unit Merger Consideration”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Centerboard Securities has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Centerboard Securities also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Centerboard Securities’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

140 West 57th Street, 11th Floor • New York, NY 10019 • 646.442.8700
www.centerboardgroup.com

Special Committee of the Board of Directors
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
December 27, 2012

1.	Reviewed the following documents:
a.
The Partnership’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended 2006 through 2011 and the Partnership’s unaudited interim financial statements for the nine months ended September 30, 2012 included in the Partnership’s Form 10-Q filed with the SEC;

b.	Unaudited financial information for the Partnership for the nine months ended on or around September 30, 2012;
c.
Reports prepared by an independent real estate advisory firm in 2005 and 2009, addressed to the Audit Committee of the Partnership Managing GP regarding the management agreements between the Partnership and NTS Development Company;

d.	Other internal documents relating to the history, current operations, and probable future outlook of the Partnership, provided to us by the Partnership Managing GP of the Partnership;
e.
A letter dated December 27, 2012 from the management of the Partnership which made, among other things, certain representations as to historical financial statements and financial forecasts for the Partnership (the “Management Representation Letter”); and

f.
Documents related to the Proposed Transaction, including the draft dated December 27, 2012 of the Agreement and Plan of Merger by and among the Parent Parties and the Partnership Parties (the “Merger Agreement”);

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Partnership;
3.	Reviewed the historical trading price and trading volume of the Partnership’s Units, and the publicly traded securities of certain other companies that Centerboard Securities deemed relevant;
4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Centerboard Securities deemed relevant, and a net asset value analysis; and

5.	Conducted such other analyses and considered such other factors as Centerboard Securities deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Centerboard Securities, with the Special Committee’s consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Partnership Managing GP and the Partnership, and did not independently verify such information;

Special Committee of the Board of Directors
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
December 27, 2012

2.
Relied upon the fact that the Special Committee, the Board of Directors and the Partnership have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Centerboard Securities were reasonably prepared and based upon the best currently available information and good faith judgment of the management of the Partnership or any other person furnishing the same;

4.
Assumed that the information provided to Centerboard Securities by the management of the Partnership regarding the Partnership and the Proposed Transaction, including the Management Representation Letter, and the representations and warranties made in the Merger Agreement and the documents related thereto, are accurate and complete;

5.	Assumed that all management fees paid by the Partnership to NTS Development Company are no less favorable to the Partnership than terms that could be obtained on an arms-length basis;
6.
Assumed that the Proposed Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement, dated December 27, 2012, without waiver, modification or amendment of any material term, condition or agreement thereof;

7.
Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Partnership since the date of the most recent financial statements and other information made available to Centerboard Securities;

8.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof; and

9.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Partnership or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Centerboard Securities’ analysis and in connection with the preparation of this Opinion, Centerboard Securities has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Centerboard Securities does not express any view or opinion in this Opinion including as to the reasonableness of such assumptions.

Centerboard Securities has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Centerboard Securities has not assumed, and affirmatively disclaims, any responsibility to update or revise this Opinion based upon circumstances and events occurring after the date hereof.

Special Committee of the Board of Directors
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
December 27, 2012

Centerboard Securities has not assumed any responsibility for, or made or obtained any independent evaluation, appraisal or physical inspection of, the assets or liabilities of the Partnership. Further, Centerboard Securities did not evaluate the Partnership’s solvency or the fair value of the assets and liabilities of the Partnership under any state or federal laws relating to bankruptcty, insolvency or similar matters.

Centerboard Securities is not expressing any opinion as to the market price or value of the Partnership’s Units after announcement of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Partnership’s credit worthiness, tax advice, or accounting advice. Centerboard Securities has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Centerboard Securities is not expressing any opinion with respect to the amount or nature of any compensation to any of the Partnership’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be received by the Unitholders in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Centerboard Securities’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction as compared to any other strategic alternatives that may be available to the Partnership , (ii) does not address any transaction related to the Proposed Transaction, (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any unitholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration to be received by the Unitholders is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Centerboard Securities to any party.

This Opinion is solely that of Centerboard Securities, and Centerboard Securities’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Centerboard Securities and the Special Committee dated October 26, 2012 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Centerboard Securities has acted as financial advisor to the Special Committee and has received an advisory fee for its services. The Partnership has agreed to reimburse Centerboard Securities for certain expenses and to indemnify Centerboard Securities against certain financial liabilities arising out of its engagement. No portion of Centerboard Securities’ fee is contingent upon either the conclusion

Special Committee of the Board of Directors
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
December 27, 2012

expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. In addition, Centerboard Securities will receive a fee which is payable upon Centerboard Securities’ informing the Special Committee that it is prepared to deliver its Opinion. Previous to this Opinion, Centerboard Securities has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated, other than this engagement.

Conclusion

Based upon and subject to the foregoing, Centerboard Securities is of the opinion that, as of the date hereof, the Per Unit Merger Consideration to be received by the Unitholders (other than the Purchasing Group) in the Proposed Transaction is fair from a financial point of view to such holders (without giving effect to any impact of the Proposed Transaction on any particular Unitholder other than in its capacity as a Unitholder).

This Opinion has been approved by the Opinion Review Committee of Centerboard Securities.

Respectfully submitted,

Centerboard Securities, LLC

Proxy Card

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
SPECIAL MEETING OF LIMITED PARTNERS

[____________], 2013
10:30 a.m. EDT

The proxy statement is available on the Internet,
by logging onto https://materials.proxyvote.com/629422

proxy

This proxy is solicited by the Board of Directors for use at the Special Meeting on [____________], 2013.

The limited partnership units you hold in your account will be voted as you specify on the reverse side. **If no choice is specified, the proxy will be voted "FOR" Item 1.**

By signing the proxy, you revoke all prior proxies and appoint Brian F. Lavin and Rosann D. Tafel, and each of them with full power of substitution, to vote your units on the matters shown on the reverse side and any other matters which may come before the Special Meeting and all adjournments.

See reverse for voting instructions.

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

COMPANY #

Vote by Internet or Mail
24 Hours a Day, 7 Days a Week

Your Internet vote authorizes the named proxies to vote your units in the same manner as if you marked, signed and returned your proxy card.

INTERNET – www.eproxy.com/nlp
Use the Internet to vote your proxy until 11:59 p.m. (ET) on [__________], 2013.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet, you do NOT need to mail back your Proxy Card.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON THE ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

Please detach here

The Board of Directors Recommends a Vote FOR Item 1.

1. To (a) approve and adopt the Agreement and Plan of Merger, dated as of December 27, 2012, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Holdings Limited Partnership and NTS Realty Capital, Inc., as it may be amended from time to time, which, among other things, provides for the merger of NTS Merger Sub, LLC with and into NTS Realty Holdings Limited Partnership, with NTS Realty Holdings Limited Partnership continuing as the surviving entity (the "Merger") and (b) approve the Merger.

☐ For ☐ Against ☐ Abstain

2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the special meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRETED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSAL.

Address Change? Mark box, sign, and indicate changes below: ☐

Date ______________________________

Signature(s) in Box
Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.